Pursuant to Rule 424(b)(4)
Registration No. 333-184329

PROSPECTUS

4,800,000 Shares

COMMON STOCK

Certain stockholders of Palo Alto Networks, Inc. are offering 4,800,000 shares of common stock. We will not receive any proceeds from the sale of shares in this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “PANW.” On October 17, 2012, the last reported sale price of our common stock on the New York Stock Exchange was $65.50 per share.

We are an “emerging growth company” under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

PRICE $63.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$63.00	$2.52	$60.48
Total	$302,400,000	$12,096,000	$290,304,000

Certain of the selling stockholders have granted the underwriters the right to purchase up to an additional 720,000 shares of common stock at the public offering price less the underwriting discount. We will not receive any proceeds from the sale of shares in this offering.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on October 23, 2012.

MORGAN STANLEY	GOLDMAN, SACHS & CO.	CITIGROUP

CREDIT SUISSE	BARCLAYS	UBS INVESTMENT BANK	RAYMOND JAMES

October 17, 2012

Representative applications.

Application **Enablement**

The Palo Alto Networks platform safely enables applications, ensuring full business benefits while minimizing the security risks.

VS.

Application **Prevention**

Legacy network security approaches force organizations to either completely block or unsafely allow modern applications.

paloalto NETWORKS

the network security company™

The **only** network security vendor **recognized** as a **leader** by both Gartner and NSS Labs

Gartner

Placed in 2011 Enterprise Firewall Magic Quadrant as

"Leader"

NSS LABS

"Recommended"

Status in 2012 NGFW Group Test

Cumulative End-Customer Count
9,000
July '08
July '09
July '10
July '11
July '12

Securing the world's enterprises,

service providers, and government entities.

Cloud
Mobile & Consumer Devices
Virtualization
Enterprise Network Perimeter
Distributed Enterprise Network
Data Center

paloalto NETWORKS

the network security company™

- Safe application enablement.
- Protection against internal and external threats.
- High performance and low latency.
- Simplicity and value.
- Comprehensive coverage of the enterprise network.

We and the selling stockholders have not authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside of the United States: Neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our consolidated financial statements and related notes before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “Palo Alto Networks,” “the company,” “we,” “us,” and “our” in this prospectus refer to Palo Alto Networks, Inc. and its subsidiaries. Our fiscal year end is July 31, and our fiscal quarters end on October 31, January 31, April 30, and July 31. Our fiscal years ended July 31, 2010, 2011, and 2012 and our fiscal year ending July 31, 2013 are referred to herein as fiscal 2010, 2011, 2012, and 2013, respectively.

PALO ALTO NETWORKS, INC.

Overview

We have pioneered the next generation of network security with our innovative platform that allows enterprises, service providers, and government entities to secure their networks and safely enable the increasingly complex and rapidly growing number of applications running on their networks. The core of our platform is our Next-Generation Firewall, which delivers application, user, and content visibility and control integrated within the firewall through our proprietary hardware and software architecture. Our platform offers a number of compelling benefits for our end-customers, including the ability to identify, control, and safely enable applications while inspecting all content for all threats in real time. We believe our platform also offers superior performance compared to legacy approaches and reduces the total cost of ownership for organizations by simplifying their network security infrastructure and eliminating the need for multiple, stand-alone security appliances. Our products and services can address a broad range of our end-customers’ network security requirements, from the data center to the network perimeter, as well as the distributed enterprise, which includes branch offices and a growing number of mobile devices.

Our platform is based on an innovative traffic classification engine that identifies network traffic by application, user, and content. As a result, it provides in-depth visibility into all traffic and all applications, at the user level, at all times, and at the full speed of the network in order to control usage, content, risks, and threats. This enables our end-customers to transform their organizations by safely enabling applications through a positive security model with fine-grained policy implementation capabilities.

Our platform is delivered in the form of a hardware appliance and includes a suite of subscription services as well as support and maintenance. Our subscription services can be easily activated on any of our appliances without requiring additional hardware or processing resources, thereby providing a seamless implementation path for our end-customers. All of our appliances incorporate our PAN-OS operating system and are based on our proprietary identification technologies, App-ID, User-ID, and Content-ID, which allow security policies to be defined within the context of applications, users, and content. We deliver these capabilities through an innovative, single-pass parallel processing architecture that simultaneously performs multiple identification, security, and networking functions. As a result, our end-customers achieve safe application enablement and advanced levels of security, while maintaining high network performance.

Our team has substantial experience in network security. As a result, we understand the architectural limitations of legacy network security approaches and have designed our platform to avoid these limitations in order to address current network security requirements. We released our Next-Generation Firewall in 2007, and since then, we have grown significantly faster than industry growth rates. We have been recognized as a technology and market leader. Gartner categorized us as a market leader in its “2011 Magic Quadrant for Enterprise Network Firewalls” based on our ability to execute and completeness of vision. As of July 31, 2012, we had over 9,000 end-customers in more than 100 countries.

We serve the enterprise network security market, which consists of Firewall, Unified Threat Management (UTM), Web Gateway, Intrusion Detection and Prevention (IDS/IPS), and Virtual Private Network (VPN) technologies. According to IDC, the worldwide enterprise network security market, defined as IDC’s Network Security market and Web Security market, is estimated to be $10.0 billion in 2012 and is projected to grow to $13.4 billion by 2016.

We sell our platform through a high touch, channel fulfilled sales model. Our business is geographically diversified, with 64% of our total revenue from the Americas, 24% from Europe, the Middle East, and Africa (EMEA), and 12% from Asia Pacific and Japan (APAC) in fiscal 2012.

We have experienced rapid growth in recent periods. For fiscal 2010, 2011, and 2012, revenues were $48.8 million, $118.6 million, and $255.1 million, respectively, representing year-over-year growth of 143% for fiscal 2011 and 115% for fiscal 2012, and our net income (loss) was $(21.1) million, $(12.5) million, and $0.7 million, respectively. We have generated positive cash flow provided by operating activities in each of our last nine fiscal quarters.

Our Industry

Fundamental Shifts in the Application Landscape, User Behavior, and IT Infrastructure Have Led to Increased Network Vulnerability

Organizations are transforming the way they do business as a result of IT innovation. New technology trends, such as the adoption of web-based applications, including Software-as-a-Service (SaaS), the consumerization of IT, the proliferation of mobile devices, virtualization, and cloud computing, are changing the way employees consume and organizations manage IT. By embracing these new technology trends, organizations have become more susceptible to security breaches and compromised data.

Legacy approaches to network security have significantly limited the ability of organizations to adopt many of the new applications that leverage new technology trends. Organizations can have thousands of enterprise and consumer applications running on their networks that can be either safe or unsafe depending on the user and usage. In today’s complex application landscape, organizations need the ability to selectively enable certain applications for certain users, while protecting against a wide array of security threats.

The Legacy Network Security Model Prevents Organizations from Safely Enabling Modern Web Applications

Despite the rapidly changing application and threat landscape, the firewall, the mainstay of network security that serves as the barrier between an organization’s trusted, internal network and the Internet, has remained largely unchanged for decades. These legacy firewalls examine the network port and protocol of the data packets through a classification approach known as stateful inspection, which was designed to decide whether or not to let traffic associated with the inspected packets pass into the network. This approach worked well for basic email and web browsing applications, which behaved in a predictable fashion and adhered to standard network ports and protocols. However, a growing number of applications, such as Web 2.0, social media, and SaaS, are allowing users to collaborate and share information on the Internet in ways that previously were not possible. These applications are becoming increasingly and often deliberately more complex and unpredictable and are therefore challenging to the legacy firewall.

Because the relationship between applications and network ports and protocols is becoming less standardized and less predictable, legacy stateful inspection firewall technology can no longer provide the level of security, control, and intelligence required by organizations to safely enable and control today’s applications. In an attempt to compensate for the limitations of the stateful inspection firewall, three approaches have evolved, including stateful inspection “helpers” (such as web filters and intrusion detection and prevention systems), UTM appliances, and application control blades that supplement legacy firewalls. However, these approaches still fundamentally rely on stateful inspection technology at their core and are unable to truly identify and safely enable applications. As a result, by using legacy approaches, organizations have to either unsafely allow or completely block many of today’s applications, such as Web 2.0, social media, SaaS, and other productivity enhancing applications.

Organizations Need a Fundamentally New Approach to Network Security

We believe organizations require a next-generation network security platform that can safely enable applications for certain users while protecting against a wide array of security threats. Such a platform must incorporate the following key elements:

•	improved application visibility and control;

•	protection against threats, vulnerabilities, data leakage, abusive use, and targeted malware;

•	high performance and low latency;

•	simplified security infrastructure and lower total cost of ownership; and

•	deployment flexibility for any point in the network.

Our Solution

Our platform offers a fundamentally new approach to network security and allows organizations to secure their networks and safely enable the increasingly complex and rapidly growing number of applications running on their networks. The core of our platform is our Next-Generation Firewall, which delivers application, user, and content visibility and control integrated within the firewall through our proprietary hardware and software architecture.

The key benefits of our next-generation network security platform include its ability to:

•

Identify, Control, and Safely Enable Applications. Our platform provides visibility and control over applications, users, and content, regardless of network port, protocol, evasive tactics, or encryption. This allows our end-customers to safely enable almost any application.

•

Inspect All Content for All Threats in Real Time. Our platform allows end-customers to limit traffic to approved applications and scan it in real time and in context for threats, including exploits, viruses, spyware, confidential data leaks, and other targeted malware.

•

Deliver High Throughput and Performance. Our platform examines all network traffic only once, using hardware with dedicated processing resources for security, networking, content scanning, and management to provide real-time performance at the full speed of the network with very low latency.

•

Simplify Network Security Infrastructure and Reduce Total Cost of Ownership. Our platform provides our end-customers a broad range of network security functionality delivered through a single platform, allowing them to simplify their network security infrastructure and achieve a substantially lower total cost of ownership, eliminating the need for multiple, stand-alone security appliances.

•

Enable Diverse Deployment Scenarios. Our platform can be broadly deployed in the enterprise network environment, including in the data center, at the network perimeter, through the distributed enterprise, and in the evolving environments of cloud computing, virtualization, and mobility.

Our Strategy

Our goal is to be the global leader of network security solutions for enterprises, service providers, and government entities. The key elements of our growth strategy are:

•

Extend Our Network Security Technology Leadership through Continued Innovation. We intend to extend our technology leadership in network security by continuing to innovate and invest in research and development to enhance our products and services.

•

Promote Our Disruptive Platform to Grow Our End-Customer Base. We intend to grow our base of end-customers by promoting our disruptive platform, increasing our investment in direct sales and marketing, leveraging our network of motivated channel partners, furthering our international expansion, and entering into strategic partnerships.

•

Increase Sales to Existing End-Customers. We intend to expand deployment of our platform within existing end-customers by expanding our product footprint to other areas of our end-customers’ networks and by selling additional subscription services to provide increasing levels of network security.

•

Focus on Customer Satisfaction. We intend to continue to prioritize end-customer satisfaction. This typically results in new sales opportunities as well as receiving valuable feedback from our end-customers on the direction of our customer support and development roadmap.

Competitive Strengths

We believe we have a number of competitive advantages that will enable us to maintain and expand our leadership position in next-generation network security. Our competitive strengths include:

•

Next-Generation Network Security Platform Built from the Ground Up. Our approach to network security focuses on integrating application visibility and control within the firewall. We integrate our application, user, and content classifications in our single-pass software with purpose-built hardware to deliver a comprehensive security platform while also maximizing performance.

•

Industry Leading Application and Threat Expertise. Our internal application and threat research capabilities position us as an IT security thought leader and differentiate us from other network security companies that cannot identify applications and simply repackage threat technologies from one or more security vendors.

•	Experienced Technology Team. We have assembled a team of leading technology experts from well-established network and security companies who are focused on developing our proprietary technologies.

•

Large and Growing End-Customer Base. We focus on serving enterprises, service providers, and government entities, and we have seen significant momentum in the adoption of our platform as our end-customer base has increased from approximately 1,800 as of July 31, 2010 to over 9,000 as of July 31, 2012.

•

Clear Leadership Position. We were the first company to define and lead the industry’s transition from the legacy stateful inspection approach to the next-generation firewall paradigm, and we believe that our position as a technology and market leader contributes to our ability to maintain and grow our leadership position in the network security market.

Our Go-to-Market Strategy

In addition to redesigning the fundamental architecture of the firewall, we have also redesigned the traditional go-to-market approach in the network security industry. Key elements of our go-to-market strategy include:

•

Targeting New End-Customers through Multiple Initial Insertion Points. We can target initial sales opportunities as either a firewall replacement or as a replacement of any of the firewall helper technologies. As our end-customers realize the benefits of our platform, we believe that we can accelerate refresh cycles for the existing firewall and its helpers and can replace the core firewall over time.

•

Promoting Our Platform’s Capabilities to Upsell to Existing End-Customers. Our architecture enables our end-customers to easily activate additional subscription services without requiring additional hardware, software, or processing resources. This seamless upsell capability offers us significant recurring revenue opportunities from subscription services over time.

•

Leveraging Our Highly Incentivized Channel Model. We incentivize our accredited channel partners on both the initial products and services sale, as well as on subsequent product and subscription sales, by allowing them to purchase our products and services at a discount to our list prices and then reselling them to our end-customers. This motivates our channel partners to maintain high levels of end-customer satisfaction and to promote products and services upsell.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	our limited operating history makes it difficult to evaluate our current business and future prospects;

•

our business and operations have experienced rapid growth in recent periods, and if we do not effectively manage any future growth or are unable to improve our systems and processes, our operating results will be adversely affected;

•	our operating results are likely to vary significantly from period to period and be unpredictable;

•

we are involved in litigation in which Juniper Networks, Inc. alleges that our appliances infringe seven of its patents; this litigation may be costly and time-consuming to defend and, if we are unable to prevail, it could result in a material adverse effect on our business;

•	our revenue growth rate in recent periods may not be indicative of our future performance;

•	we have a history of losses, anticipate increasing our operating expenses in the future, and may not be able to achieve or maintain profitability on a consistent basis;

•	if we are unable to sell additional products and services to our end-customers, our future revenue and operating results will be harmed;

•	we face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

•	if functionality similar to that offered by our products is incorporated into existing infrastructure products, organizations may decide against adding our appliances to their network;

•	if we are unable to hire, retain, train, and motivate qualified personnel and senior management, our business could suffer; and

•

our directors, executive officers, and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately 57% of the outstanding shares of our common stock after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Corporate Information

Our principal executive offices are located at 3300 Olcott Street, Santa Clara, California 95054, and our telephone number is (408) 753-4000. Our website is www.paloaltonetworks.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. We were incorporated in 2005 as Palo Alto Networks, Inc., a Delaware corporation.

The Palo Alto Networks design logo and the marks “Palo Alto Networks,” “PAN-OS,” “App-ID,” “User-ID,” “Content-ID,” “GlobalProtect,” and “WildFire” are the property of Palo Alto Networks, Inc. This prospectus contains additional trade names, trademarks, and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by the selling stockholders	4,800,000 shares

Option to purchase additional shares granted by certain of the selling stockholders	720,000 shares

Common stock to be outstanding after this offering	67,851,597 shares

Use of proceeds	The selling stockholders, including certain members of our board of directors and senior management, will receive all of the net proceeds from this offering. See “Use of Proceeds.”

NYSE symbol	“PANW”

The number of shares of our common stock to be outstanding after this offering is based on 67,851,597 shares of our common stock outstanding as of July 31, 2012, and excludes:

•	14,224,569 shares of common stock issuable upon the exercise of options outstanding as of July 31, 2012, with a weighted-average exercise price of $9.46 per share;

•	121,120 shares of common stock issuable upon the release of restricted stock units granted after July 31, 2012; and

•

11,571,093 shares of common stock reserved for future issuance under our share-based compensation plans, consisting of 10,571,093 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan (including 121,120 shares of common stock issuable upon the release of restricted stock units granted after July 31, 2012), 1,000,000 shares of common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan, and shares that become available under our 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of outstanding options; and

•	no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations data presented below for fiscal 2010, 2011, and 2012 are derived from audited consolidated financial statements that are included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended July 31,
	2010	2011	2012
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$36,789	$84,800	$174,462
Services	11,993	33,797	80,676

Total revenue	48,782	118,597	255,138
Cost of revenue:
Product(1)	10,822	21,766	44,615
Services(1)	4,812	10,507	25,938

Total cost of revenue	15,634	32,273	70,553

Total gross profit	33,148	86,324	184,585
Operating expenses:
Research and development(1)	12,788	21,366	38,570
Sales and marketing(1)	29,726	62,254	115,917
General and administrative(1)	11,291	13,108	26,207

Total operating expenses	53,805	96,728	180,694

Operating income (loss)	(20,657)	(10,404)	3,891
Interest income	4	3	18
Other expense, net	(424)	(1,651)	(1,110)

Income (loss) before income taxes	(21,077)	(12,052)	2,799
Provision for income taxes	56	476	2,062

Net income (loss)	$(21,133)	$(12,528)	$737

(1)	Includes share-based compensation expense as follows:

	Year Ended July 31,
	2010	2011	2012
	(in thousands)
Cost of product revenue	$9	$27	$121
Cost of services revenue	46	179	653
Research and development	318	1,020	3,733
Sales and marketing	364	1,133	4,267
General and administrative	132	2,374	5,151

Total share-based compensation	$869	$4,733	$13,925

	Year Ended July 31,
	2010	2011	2012
	(in thousands, except per share data)
Net income (loss) attributable to common stockholders, basic and diluted	$(21,133)	$(12,528)	$—

Net income (loss) per share attributable to common stockholders, basic and diluted	$(1.78)	$(0.88)	$0.00

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders, basic and diluted	11,901	14,201	19,569

	July 31,
	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$40,517	$322,642
Working capital	9,739	259,651
Total assets	91,172	407,804
Current and long-term deferred revenue	67,255	135,808
Current and long-term notes payable	—	—
Total liabilities	98,135	178,733
Total stockholders’ equity (deficit)	(71,454)	229,071

	Year Ended July 31,
	2010	2011	2012
	(dollars in thousands)
Key Financial Metrics:
Total revenue	$48,782	$118,597	$255,138
Year-over-year percentage increase	265.4%	143.1%	115.1%
Gross margin percentage	68.0%	72.8%	72.3%
Operating income (loss)	$(20,657)	$(10,404)	$3,891
Operating margin percentage	(42.3)%	(8.8)%	1.5%
Total deferred revenue at period end(1)	$24,121	$67,255	$135,808

Cash flow provided by (used in) operating activities(2)	$(2,683)	$32,102	$77,368
Free cash flow (non-GAAP)(3)	$(4,368)	$19,102	$62,803

(1)	Our deferred revenue consists of amounts that have been invoiced but that have not yet been recognized as revenue as of the period end. The majority of our deferred revenue balance consists of subscription and support and maintenance revenue that is recognized ratably over the contractual service period. We monitor our deferred revenue balance because it represents a significant portion of revenue to be recognized in future periods.
(2)	We monitor cash flow provided by (used in) operating activities as a measure of our overall business performance. Our cash flow provided by (used in) operating activities is driven in large part by sales of our products and from up-front payments for both new and renewal contracts for subscriptions and support and maintenance. Monitoring cash flow provided by (used in) operating activities enables us to analyze our financial performance without the non-cash effects of certain items such as depreciation, amortization, and share-based compensation costs, thereby allowing us to better understand and manage the cash needs of our business.
(3)

We define free cash flow as cash provided by (used in) operating activities less purchase of property, equipment, and other assets. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the purchase of property, equipment, and other assets, can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening the balance sheet. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics” for more information and a reconciliation of free cash flow to cash flow provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks occur, our business, financial condition, operating results, and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

We were founded in 2005 and shipped our first products in 2007. The majority of our revenue growth has occurred since 2009. In addition, our management team has only been working together for a relatively short period of time. Our limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including the risks described in this prospectus. If we do not address these risks successfully, our business and operating results will be adversely affected, and our stock price could decline. Further, we have limited historic financial data, and we operate in a rapidly evolving market. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

Our business and operations have experienced rapid growth in recent periods, and if we do not effectively manage any future growth or are unable to improve our systems and processes, our operating results will be adversely affected.

We have experienced rapid growth and increased demand for our products over the last few years. Our employee headcount and number of end-customers have increased significantly, and we expect to continue to grow our headcount significantly over the next 12 months. For example, from the end of fiscal 2011 to the end of fiscal 2012, our headcount increased from more than 400 to more than 750 employees, and our number of end-customers increased from approximately 4,700 to over 9,000 during the same period. The growth and expansion of our business and product and service offerings places a continuous significant strain on our management, operational, and financial resources. As we have grown, we have increasingly managed more complex deployments of our products and services with larger end-customers. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems, and our ability to manage headcount, capital, and processes in an efficient manner.

We may not be able to successfully implement improvements to our systems and processes in an efficient or timely manner, and we may discover deficiencies in our existing systems and processes. We have licensed technology from third parties, which we are in the process of implementing, to help us accomplish this objective. We also intend to launch a new enterprise resource planning system in the second quarter of fiscal 2013. We may experience difficulties in managing improvements to our systems and processes or in connection with third-party software, which could disrupt existing customer relationships, cause us to lose customers, limit us to smaller deployments of our products or increase our technical support costs. Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenue, expenses, and earnings, or to prevent certain losses. In addition, our systems and processes may not prevent or detect all errors, omissions, or fraud. Our productivity and the quality of our products and services may be adversely affected if we do not integrate and train our new employees quickly and effectively. Any future growth would add complexity to our organization and require effective coordination throughout our organization. For example, as a result of growth in our employee headcount, on September 20, 2012, we entered into two lease agreements for an aggregate of approximately

300,000 square feet of space in Santa Clara, California to serve as our new corporate headquarters beginning in November 2013. We expect to incur additional expense in connection with these leases and the relocation of our headquarters, and we expect that the relocation could disrupt our operations and distract our management team. Failure to manage any future growth effectively could result in increased costs, negatively impact our end-customers’ satisfaction with our products and services, and harm our operating results.

Our operating results are likely to vary significantly from period to period and be unpredictable, which could cause the trading price of our common stock to decline.

Our operating results have historically varied from period to period, and we expect that this trend will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to attract and retain new end-customers;

•	the budgeting cycles and purchasing practices of end-customers;

•	changes in end-customer, distributor or reseller requirements, or market needs;

•	changes in the growth rate of the enterprise network security market;

•

the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our industry, including consolidation among our competitors or end-customers;

•	deferral of orders from end-customers in anticipation of new products or product enhancements announced by us or our competitors;

•	our ability to successfully expand our business domestically and internationally;

•	our ability to increase the size of our distribution channel;

•	decisions by potential end-customers to purchase enterprise network security solutions from larger, more established security vendors or from their primary network equipment vendors;

•	price competition;

•	changes in end-customer attach rates and renewal rates for our services;

•

insolvency or credit difficulties confronting our customers, which could adversely affect their ability to purchase or pay for our products and services, or confronting our key suppliers, including our sole source suppliers, which could disrupt our supply chain;

•	any disruption in our channel or termination of our relationship with important channel partners, including as a result of consolidation among distributors and resellers of network security solutions;

•	our inability to fulfill our end-customers’ orders due to supply chain delays or events that impact our manufacturers or their suppliers;

•	the cost and potential outcomes of existing and future litigation, which could have a material adverse effect on our business;

•	seasonality or cyclical fluctuations in our markets;

•	future accounting pronouncements or changes in our accounting policies;

•	the impact on our overall effective tax rate caused by any reorganization in our corporate structure or any changes in our valuation allowance for domestic deferred tax assets;

•

increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates, as an increasing portion of our expenses are incurred and paid in currencies other than the U.S. dollar; and

•	general economic conditions, both domestically and in our foreign markets.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our financial and other operating results. This variability and unpredictability could result in our failure to meet our revenue or other operating result expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We are involved in litigation in which Juniper alleges that our appliances infringe seven of its patents. If Juniper prevails in the litigation, we could be required to pay substantial damages for past sales of any infringing appliances, enjoined from manufacturing, using, selling, and importing such appliances if a license or other right to continue selling our appliances is not made available to us, and required to pay substantial ongoing royalties and comply with unfavorable terms if such a license is made available to us.

In December 2011, Juniper Networks, Inc. filed a lawsuit against us in the United States District Court for the District of Delaware, alleging that our appliances infringe six of its U.S. patents. One or both of Nir Zuk and Yuming Mao are named inventors on each of the patents being asserted against us. Both Mr. Zuk and Mr. Mao were employed by NetScreen Technologies, Inc., which was acquired by Juniper in April 2004. Mr. Zuk left Juniper in 2005 and founded Palo Alto Networks in that same year. Mr. Mao joined Palo Alto Networks in 2006. Juniper seeks preliminary and permanent injunctions against infringement, treble damages, and attorney’s fees. On February 9, 2012, we filed an answer to Juniper’s complaint, which denied that we infringed Juniper’s patents and asserted that Juniper’s patents were invalid.

On February 28, 2012, Juniper filed a motion to strike our defense of invalidity based on the legal doctrine of “assignor estoppel.” Under the doctrine of assignor estoppel, an inventor of a patented invention who assigns the patent to another for value cannot later challenge the validity of the patent. Under some circumstances, courts have held that the doctrine of assignor estoppel applies not only to the assigning inventor but also to a company in privity with the inventor. On March 23, 2012, we filed a brief in opposition to that motion. Juniper filed a brief in response on April 2, 2012. On August 2, 2012, the District Court issued an order granting Juniper’s motion as to one of the patents in suit (the ’634 patent) but denying Juniper’s motion as to the five other patents in suit. Pursuant to the order, we will not be able to argue in the District Court that the ’634 patent is invalid. Under the Court’s order, however, we are not precluded from arguing that our appliances do not infringe the ’634 patent. Juniper may re-assert its position on the doctrine of assignor estoppel as to the other patents in suit at later stages of the proceedings.

On September 4, 2012, Juniper filed a motion to amend its complaint to allege that our appliances infringe two additional U.S. patents (the added patents) but also to withdraw its allegations as to a previously-asserted patent (the withdrawn patent). This amended complaint was officially filed on September 25, 2012, pursuant to a stipulation between the parties. Juniper now alleges that our appliances infringe seven of its patents. Our analysis of the added patents is in the early stages. On October 12, 2012, we filed an answer to Juniper’s amended complaint, which denied that we infringed Juniper’s patents and asserted that Juniper’s patents were invalid. In light of the District Court’s prior order granting Juniper’s assignor estoppel motion as to one of the patents in suit (the ‘634 patent), we do not intend to argue in the District Court that the ‘634 patent is invalid, and we do not intend to argue in the District Court that one of the two newly-asserted patents (the ‘752 patent) is invalid.

On September 13, 2012, we filed with the U.S. Patent and Trademark Office requests for inter partes reexamination of five of the six patents asserted by Juniper in its original complaint. We did not file a request for reexamination on the withdrawn patent. The Patent and Trademark Office will consider these requests and determine whether to order reexaminations within three months following the filing date of our requests. Should any claim challenged in our reexamination requests be finally determined to be valid and patentable, we may be precluded in litigation from challenging any such patent claim on invalidity grounds that were or could have been raised during the inter partes reexamination proceedings.

The judge has issued a scheduling order which sets forth the current expectation for important events in the lawsuit, although no assurances can be given that the schedule will not change. On June 18, 2012 and on October 12, 2012, Juniper served infringement contentions, which, among other things, assert that each of our products that run our PAN-OS operating system infringes each of the Juniper patents-in-suit. We served our invalidity contentions on Juniper on July 18, 2012. Our invalidity contentions as to the newly-asserted patents are due to be served on November 19, 2012. A claims construction hearing, also known as a Markman hearing, as well as motions for summary judgment, are scheduled to be heard on November 11, 2013, and a trial date has been scheduled for February 24, 2014. Pursuant to the Court’s general standing order, the February 2014 trial will be limited to determining whether the patents (other than the ’634 and ’752 patents) are valid and whether we infringe one or more valid patents. Thereafter, the Court will rule on any post-trial motions and enter a judgment on validity and infringement. According to the Court’s general standing order, if Juniper were to prevail on one or more of its patents, a subsequent trial on damages would be scheduled following an appeal on the liability issues to the appellate court.

Should Juniper prevail on its claims that one or more of our appliances infringe one or more of its valid patents, we could be required to pay substantial damages for past sales of such appliances, enjoined from manufacturing, using, selling, and importing such appliances if a license or other right to continue selling our appliances is not made available to us, and required to pay substantial ongoing royalties and comply with unfavorable terms if such a license is made available to us. Any of these outcomes could result in a material adverse effect on our business. Even if we were to prevail, this litigation could be costly and time-consuming, divert the attention of our management and key personnel from our business operations, deter distributors from selling our appliances, and dissuade potential end-customers from purchasing our appliances, which would also materially harm our business. During the course of litigation, we anticipate announcements of the results of hearings and motions, and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline.

We are vigorously defending the lawsuit. Given the early stage in the litigation, we are unable to predict the likelihood of success of Juniper’s infringement claims. Refer to the discussion under “Business—Legal Proceedings” for more information related to this litigation.

Our revenue growth rate in recent periods may not be indicative of our future performance.

You should not consider our revenue growth rate in recent periods as indicative of our future performance. We have recently experienced revenue growth rates of 143% and 115% in fiscal 2011 and 2012, respectively. We do not expect to achieve similar revenue growth rates in future periods. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth. If we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability.

We have a history of losses, anticipate increasing our operating expenses in the future, and may not be able to maintain or increase profitability or cash flow on a consistent basis. If we cannot maintain or increase our profitability or cash flow, our business, financial condition, and operating results may suffer.

Other than for fiscal 2012, we have incurred net losses in all fiscal years since our inception, including net losses of approximately $21.1 million in fiscal 2010 and $12.5 million in fiscal 2011. As a result, we had an accumulated deficit of $80.0 million at July 31, 2012. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to enhance our product and service offerings, broaden our end-customer base, expand our sales channels, expand our operations, hire additional employees, and continue to develop our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently, or at all, to offset these higher expenses. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or services, increasing competition, a decrease in the growth of our overall market, or a failure to capitalize on growth opportunities. Any failure to increase our revenues as we grow our business could prevent us from maintaining or increasing profitability or cash flow on a consistent basis. If we are unable to meet these risks and challenges as we encounter them, our business, financial condition, and operating results may suffer.

If we are unable to sell additional products and services to our end-customers, our future revenue and operating results will be harmed.

Our future success depends, in part, on our ability to expand the deployment of our platform with existing end-customers by selling additional products to secure other areas of our end-customers’ network and by upselling additional subscription services to provide increasing levels of network security. This may require increasingly sophisticated and costly sales efforts and may not result in additional sales. In addition, the rate at which our end-customers purchase additional products and services depends on a number of factors, including the perceived need for additional network security products and services as well as general economic conditions. If our efforts to sell additional products and services to our end-customers are not successful, our business may suffer.

Further, existing end-customers that purchase our subscriptions have no contractual obligation to renew their contracts after the initial contract period, which is typically one year, and we cannot accurately predict renewal rates. Our end-customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction with our services and our end-customer support, the frequency and severity of subscription outages, our product uptime or latency, and the pricing of our, or competing, services. If our end-customers renew their subscriptions, they may renew for shorter contract lengths or on other terms that are less economically beneficial to us. We have limited historical data with respect to rates of end-customer renewals, so we may not accurately predict future renewal trends. We cannot assure you that our end-customers will renew their subscriptions, and if our end-customers do not renew their agreements or renew on less favorable terms, our revenues may grow more slowly than expected or decline.

We also depend on our installed end-customer base for future support and maintenance revenues. Our support and maintenance agreements are typically one year. If end-customers choose not to continue renewing their support and maintenance or seek to renegotiate the terms of support and maintenance agreements prior to renewing such agreements, our revenue may decline.

We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for network security products is intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. Our current competitors include networking companies such as Cisco Systems, Inc. and Juniper, large companies, such as Intel Corporation, International Business Machines (IBM), and Hewlett-Packard Company (HP) that have acquired large network security vendors in recent years, security vendors such as Check Point Software Technologies Ltd. and Fortinet, Inc. and other point solution security vendors. New, privately held companies, as well as established public companies, are currently attempting to enter this market, some of which may become significant competitors in the future. Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	greater name recognition and longer operating histories;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with distribution partners and end-customers;

•	greater customer support resources;

•	greater resources to make acquisitions;

•	lower labor and development costs;

•	larger and more mature intellectual property portfolios; and

•	substantially greater financial, technical, and other resources.

In addition, some of our larger competitors have substantially broader and more diverse product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, including through selling at zero or negative margins, product bundling, or closed technology platforms. Potential end-customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. These larger competitors often have broader product lines and market focus and may therefore not be as susceptible to downturns in a particular market. Many of our smaller competitors that specialize in providing protection from a single type of network security threat are often able to deliver these specialized network security products to the market more quickly than we can. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products and technology. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources.

Some of our competitors have made acquisitions of businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered, such as Intel’s acquisition of McAfee and Check Point’s acquisition of Nokia’s security appliance business. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and end-customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisition or other opportunities more readily, or develop and expand their product and service offerings more quickly than we do. Due to various reasons, organizations may be more willing to incrementally add solutions to their existing network security infrastructure from competitors than to replace it with our solutions. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, and loss of market share. Any failure to meet and address these factors could seriously harm our business and operating results.

If functionality similar to that offered by our products is incorporated into existing network infrastructure products, organizations may decide against adding our appliances to their network, which would have an adverse effect on our business.

Large, well-established providers of networking equipment such as Cisco and Juniper offer, and may continue to introduce, network security features that compete with our products, either in stand-alone security products or as additional features in their network infrastructure products. The inclusion of, or the announcement of an intent to include, functionality perceived to be similar to that offered by our security solutions in networking products that are already generally accepted as necessary components of network architecture may have an adverse effect on our ability to market and sell our products. Furthermore, even if the functionality offered by network infrastructure providers is more limited than our products, a significant number of end-customers may elect to accept such limited functionality in lieu of adding appliances from an additional vendor such as us. Many organizations have invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of networking products, which may make them reluctant to add new components to their networks, particularly from other vendors such as us. In addition, an organization’s existing vendors or new vendors with a broad product offering may be able to offer concessions that we are not able to match because we currently offer only network security products and have fewer resources than many of our competitors. If organizations are reluctant to add additional network infrastructure from new vendors or otherwise decide to work with their existing vendors, our ability to increase our market share and improve our financial condition and operating results will be adversely affected.

If we are unable to hire, retain, train, and motivate qualified personnel and senior management, our business could suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition, and operating results. Although we have entered into employment offer letters with our key personnel, these agreements have no specific duration and constitute at-will employment. We are also substantially dependent on the continued service of our existing development personnel because of the complexity of our platform. Additionally, any failure to hire, train, and adequately incentivize our sales personnel could negatively impact our growth. Further, the inability of our recently hired sales personnel to effectively ramp to target productivity levels could negatively impact our operating margins. In addition, we recently hired a new Senior Vice President, Worldwide Field Operations, and it will take time for this executive officer to become fully integrated into his new role. If we are not effective in managing the leadership transition in our sales organization, our business could be adversely impacted and our operating results and financial condition could be harmed.

Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled personnel. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, or that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

Our future performance also depends on the continued services and continuing contributions of our senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and operating results.

Our employees do not have employment arrangements that require them to continue to work for us for any specified period, and therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees or groups could seriously harm our business.

We rely on third-party channel partners to sell substantially all of our products, and if our partners fail to perform, our ability to sell and distribute our products and services will be limited, and our operating results will be harmed.

Substantially all of our revenue is generated by sales through our channel partners, including distributors and resellers. We provide our sales channel partners with specific training and programs to assist them in selling our products, but there can be no assurance that these steps will be effective. In addition, our channel partners may be unsuccessful in marketing, selling, and supporting our products and services. If we are unable to develop and maintain effective sales incentive programs for our third-party channel partners, we may not be able to incentivize these partners to sell our products to end-customers and, in particular, to large enterprises. These partners may also market, sell, and support products and services that are competitive with ours and may devote more resources to the marketing, sales, and support of such competitive products. These partners may have incentives to promote our competitors’ products to the detriment of our own or may cease selling our products altogether. Our agreements with our channel partners may generally be terminated for any reason by either party with advance notice prior to each annual renewal date. We cannot assure you that we will retain these channel partners or that we will be able to secure additional or replacement channel partners. The loss of one or more of our significant channel partners or a decline in the number or size of orders from them could harm our operating results. In addition, any new sales channel partner requires extensive training and may take several months or more to achieve productivity. Our channel partner sales structure could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresent the functionality of our products or services to end-customers or violate laws or our corporate policies. If we fail to effectively manage our existing sales channels, or if our channel partners are unsuccessful in fulfilling the orders for our products, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality channel partners in each of the regions in which we sell products and keep them motivated to sell our products, our ability to sell our products and operating results will be harmed. The termination of our relationship with any significant channel partner may also adversely impact our sales and operating results.

If we are not successful in executing our strategy to increase sales of our products to new and existing medium and large enterprise end-customers, our operating results may suffer.

Our growth strategy is dependent, in part, upon increasing sales of our products to medium and large enterprises. Sales to these types of end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller entities. These risks include:

•

competition from larger competitors, such as Cisco, Check Point, and Juniper, that traditionally target larger enterprises, service providers, and government entities and that may have pre-existing relationships or purchase commitments from those end-customers;

•	increased purchasing power and leverage held by large end-customers in negotiating contractual arrangements with us;

•	more stringent requirements in our worldwide support service contracts, including stricter support response times and penalties for any failure to meet support requirements; and

•	longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our products and services.

Large enterprises often undertake a significant evaluation process that results in a lengthy sales cycle, in some cases over 12 months. Although we have a channel sales model, our sales representatives typically engage in direct interaction with our distributors and resellers in connection with sales to larger end-customers. Because these evaluations are often lengthy, with significant size and scope and stringent requirements, we typically provide evaluation products to these end-customers. We may spend substantial time, effort, and money in our sales efforts without being successful in generating any sales. In addition, product purchases by large enterprises are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing, and other delays. Finally, large enterprises typically have longer implementation cycles, require greater product functionality and scalability and a broader range of services, demand that vendors take on a larger share of risks, sometimes require acceptance provisions that can lead to a delay in revenue recognition, and expect greater payment flexibility from vendors. All of these factors can add further risk to business conducted with these end-customers. If we fail to realize an expected sale from a large end-customer in a particular quarter or at all, our business, operating results, and financial condition could be materially and adversely affected.

Reliance on shipments at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.

As a result of end-customer buying patterns and the efforts of our sales force and channel partners to meet or exceed their sales objectives, we have historically received a substantial portion of sales orders and generated a substantial portion of revenue during the last few weeks of each fiscal quarter. In addition, any significant interruption in our information technology systems, which manage critical functions such as order processing, revenue recognition, financial forecasts, inventory and supply chain management, and trade compliance reviews, could result in delayed order fulfillment and decreased revenue for that fiscal quarter. If expected revenue at the end of any fiscal quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize, our logistics partners’ inability to ship products prior to fiscal quarter-end to fulfill purchase orders received near the end of the fiscal quarter, our failure to manage inventory to meet demand, our inability to release new products on schedule, any failure of our systems related to order review and processing, or any delays in shipments based on trade compliance requirements, our revenue for that quarter could fall below our expectations, resulting in a decline in the trading price of our common stock.

We rely on revenue from subscription and support services which may decline, and because we recognize revenue from subscriptions and support services over the term of the relevant service period, downturns or upturns in sales are not immediately reflected in full in our operating results.

Services revenue accounts for a significant portion of our revenue, comprising 25% of total revenue in fiscal 2010, 29% of total revenue in fiscal 2011, and 32% of total revenue for fiscal 2012. Sales of new or renewal subscription and support and maintenance contracts may decline and fluctuate as a result of a number of factors, including end-customers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors, and reductions in our end-customers’ spending levels. If our sales of new or renewal subscription and support and maintenance contracts decline, our revenue and revenue growth may decline and our business will suffer. In addition, we recognize subscription and support and maintenance revenue monthly over the term of the relevant service period, which is typically one year and can be up to three years. As a result, much of the subscription and support and maintenance revenue we report each fiscal quarter is the recognition of deferred revenue from subscription and support and maintenance contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscription or support and maintenance contracts in any one fiscal quarter will not be fully reflected in revenue in that fiscal quarter but will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions or support and maintenance is not reflected in full in our operating results until future periods. Also, it is difficult for us to rapidly increase our services revenue through additional service sales in any period, as revenue from new and renewal service contracts must be recognized over the applicable service period. Furthermore, any increase in the average term of services contracts would result in revenue for services contracts being recognized over longer periods of time.

If the network security market does not continue to adopt our network security platform, our sales will not grow as quickly as anticipated, and our stock price could decline.

We are seeking to disrupt the network security market with our network security platform. However, organizations that use legacy products and services for their network security needs may believe that these products and services sufficiently achieve their purpose. Organizations may also believe that our products and services only serve the needs of a portion of the network security market. Accordingly, organizations may continue allocating their IT budgets for legacy products and services and may not adopt our network security platform. If the market for network security solutions does not continue to adopt our network security platform, if end-customers do not recognize the value of our platform compared to legacy products and services, or if we are otherwise unable to sell our products and services to organizations, then our revenue may not grow or may decline, which would have a material adverse effect on our operating results and financial condition.

If we do not accurately predict, prepare for, and respond promptly to the rapidly evolving technological and market developments and changing end-customer needs in the network security market, our competitive position and prospects will be harmed.

The network security market is expected to continue to evolve rapidly. Moreover, many of our end-customers operate in markets characterized by rapidly changing technologies and business plans, which require them to add numerous network access points and adapt increasingly complex enterprise networks, incorporating a variety of hardware, software applications, operating systems, and networking protocols. The technology in our products is especially complex because it needs to effectively identify and respond to new and increasingly sophisticated methods of attack, while minimizing the impact on network performance. Additionally, some of our new products and enhancements may require us to develop new hardware architectures that involve complex, expensive, and time consuming research and development processes. Although the market expects rapid introduction of new products or product enhancements to respond to new threats, the development of these products is difficult and the timetable for commercial release and availability is uncertain as there can be long time periods between releases and availability of new products. We may experience unanticipated delays in the availability of new products and services and fail to meet customer expectations for such availability. If we do not quickly respond to the rapidly changing and rigorous needs of our end-customers by developing, releasing, and making available on a timely basis new products and services or enhancements that can respond adequately to new security threats, our competitive position and business prospects will be harmed.

Additionally, the process of developing new technology is complex and uncertain, and if we fail to accurately predict end-customers’ changing needs and emerging technological trends in the network security industry, including the areas of mobility, virtualization, cloud computing and software defined networks (SDN), our business could be harmed. We must commit significant resources to developing new products before knowing whether our investments will result in products the market will accept. The success of new products depends on several factors, including appropriate new product definition, component costs, timely completion and introduction of these products, differentiation of new products from those of our competitors, and market acceptance of these products. There can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner, or achieve market acceptance of our products, or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive.

Defects, errors, or vulnerabilities in our products or services or the failure of our products or services to block a virus or prevent a security breach could harm our reputation and adversely impact our results of operations.

Because our products and services are complex, they have contained and may contain design or manufacturing defects or errors that are not detected until after their commercial release and deployment by our end-customers. For example, from time to time, certain of our end-customers have reported defects in our products related to performance, scalability and compatibility that were not detected before shipping the product. Additionally, defects may cause our products or services to be vulnerable to security attacks, cause them to fail to help secure networks or temporarily interrupt end-customers’ networking traffic. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques and provide a solution in time to protect our end-customers’ networks. Furthermore, as a well-known provider of network security solutions, our networks, products, and services could be targeted by attacks specifically designed to disrupt our business and harm our reputation. In addition, defects or errors in our subscription updates or our products could result in a failure of our services to effectively update end-customers’ hardware products and thereby leave our end-customers vulnerable to attacks. Our data centers and networks may experience technical failures and downtime, may fail to distribute appropriate updates, or may fail to meet the increased requirements of a growing end-customer base, any of which could temporarily or permanently expose our end-customers’ networks, leaving their networks unprotected against the latest security threats.

Any defects, errors or vulnerabilities in our products could result in:

•	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work-around errors or defects or to address and eliminate vulnerabilities;

•	loss of existing or potential end-customers or channel partners;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	an increase in warranty claims compared with our historical experience, or an increased cost of servicing warranty claims, either of which would adversely affect our gross margins; and

•	litigation, regulatory inquiries, or investigations that may be costly and harm our reputation.

Our business is subject to the risks of warranty claims, product returns, product liability, and product defects.

Our products are very complex and, despite testing prior to their release, they have contained and may contain undetected defects or errors, especially when first introduced or when new versions are released. Product defects or errors could affect the performance of our products and could delay the development or release of new products or new versions of products, adversely affect our reputation and our end-customers’ willingness to buy products from us, and adversely affect market acceptance or perception of our products. Any such errors or delays in releasing new products or new versions of products or allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning the products, cause us to lose significant end-customers, subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition. Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. For example, from time to time certain of our end-customers have experienced temporary delays or interoperability issues when implementing our products in large complex global deployments where our products are required to interoperate with a complex environment of third party products. The occurrence of hardware or software errors, whether or not caused by our products, could delay or reduce market acceptance of our products, and have an adverse effect on our business and financial performance, and any necessary revisions may cause us to incur significant expenses. The occurrence of any such problems could harm our business, financial condition and results of operations.

Although we have limitation of liability provisions in our standard terms and conditions of sale, they may not fully or effectively protect us from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the United States or other countries. The sale and support of our products also entails the risk of product liability claims. Although we may be indemnified by our contract manufacturers for product liability claims arising out of manufacturing defects, because we control the design of our products, we may not be indemnified for product liability claims arising out of design defects. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management’s time and other resources, and harm our reputation.

Because we depend on third-party manufacturers to build our products, we are susceptible to manufacturing delays and pricing fluctuations that could prevent us from shipping customer orders on time, if at all, or on a cost-effective basis, which may result in the loss of sales and customers.

We depend on third-party manufacturers, primarily Flextronics International Ltd., our contract manufacturer, as sole source manufacturers for our product lines. Our reliance on these third-party manufacturers reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs, and product supply and timing, as well as the risk that minerals which originate from the Democratic Republic of Congo and adjoining countries, or conflicts minerals, may be included in our products. Any manufacturing disruption by these third-party manufacturers could severely impair our ability to fulfill orders. In addition, we are subject to new requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that will require us to diligence, disclose, and report whether or not our products contain conflicts minerals. The implementation of these new requirements could adversely affect the sourcing, availability, and pricing of minerals used in the manufacture of semiconductor devices or other components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products.

Our reliance on outsourced manufacturers also yields the potential for infringement or misappropriation of our intellectual property. If we are unable to manage our relationships with these third-party manufacturers effectively, or if these third-party manufacturers suffer delays or disruptions for any reason, experience increased manufacturing lead-times, capacity constraints or quality control problems in their manufacturing operations, or fail to meet our future requirements for timely delivery, our ability to ship products to our customers would be severely impaired, and our business and operating results would be seriously harmed.

These manufacturers typically fulfill our supply requirements on the basis of individual orders. We do not have long term contracts with our third-party manufacturers that guarantee capacity, the continuation of particular pricing terms, or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements, which could result in supply shortages, and the prices we are charged for manufacturing services could be increased on short notice. Our contract with one of our contract manufacturers permits them to terminate the agreement for their convenience, subject to prior notice requirements. If we are required to change contract manufacturers, our ability to meet our scheduled product deliveries to our customers could be adversely affected, which could cause the loss of sales to existing or potential customers, delayed revenue or an increase in our costs which could adversely affect our gross margins. Any production interruptions for any reason, such as a natural disaster, epidemic, capacity shortages, or quality problems, at one of our manufacturing partners would negatively affect sales of our product lines manufactured by that manufacturing partner and adversely affect our business and operating results.

Managing the supply of our products and product components is complex. Insufficient supply and inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.

Our third-party manufacturers procure components and build our products based on our forecasts, and we generally do not hold inventory for a prolonged period of time. These forecasts are based on estimates of future demand for our products, which are in turn based on historical trends and analyses from our sales and marketing organizations, adjusted for overall market conditions. In order to reduce manufacturing lead times and plan for adequate component supply, from time to time we may issue forecasts for components and products that are non-cancelable and non-returnable.

Our inventory management systems and related supply chain visibility tools may be inadequate to enable us to forecast accurately and effectively manage supply of our products and product components. Supply management remains an increased area of focus as we balance the need to maintain supply levels that are sufficient to ensure competitive lead times against the risk of obsolescence because of rapidly changing technology and end-customer requirements. If we ultimately determine that we have excess supply, we may have to reduce our prices and write-down inventory, which in turn could result in lower gross margins. Alternatively, insufficient supply levels may lead to shortages that result in delayed revenue or loss of sales opportunities altogether as potential end-customers turn to competitors’ products that are readily available. Additionally, any increases in the time required to manufacture our products or ship products could result in supply shortfalls. If we are unable to effectively manage our supply and inventory, our operating results could be adversely affected.

Because some of the key components in our products come from limited sources of supply, we are susceptible to supply shortages or supply changes, which could disrupt or delay our scheduled product deliveries to our customers and may result in the loss of sales and customers.

Our products rely on key components, including integrated circuit components, which our contract manufacturers purchase on our behalf from a limited number of suppliers, including sole source providers. The manufacturing operations of some of our component suppliers are geographically concentrated in Asia and elsewhere, which makes our supply chain vulnerable to regional disruptions. A localized health risk affecting employees at these facilities, such as the spread of a pandemic influenza, could impair the total volume of components that we are able to obtain, which could result in substantial harm to our operating results. Similarly, a fire, flood, earthquake, tsunami or other disaster, condition or event such as political instability, civil unrest or a power outage that adversely affects any of these component suppliers’ facilities could significantly affect our ability to obtain the necessary components for our products, which could result in a substantial loss of sales and revenue and a substantial harm to our operating results.

We do not have volume purchase contracts with any of our component suppliers, and they could cease selling to us at any time. In addition, our component suppliers change their selling prices frequently in response to market trends, including industry-wide increases in demand, and because we do not have contracts with these suppliers, we are susceptible to price fluctuations related to raw materials and components. If we are unable to pass component price increases along to our customers or maintain stable pricing, our gross margins and operating results could be negatively impacted. If we are unable to obtain a sufficient quantity of these components in a timely manner for any reason, sales of our products could be delayed or halted or we could be forced to expedite shipment of such components or our products at dramatically increased costs, which would negatively impact our revenue and gross margins. Additionally, poor quality in any of the sole-sourced components in our products could result in lost sales or lost sales opportunities. If the quality of the components does not meet our or our end-customers’ requirements, if we are unable to obtain components from our existing suppliers on commercially reasonable terms, or if any of our sole source providers cease to remain in business or continue to manufacture such components, we could be forced to redesign our products and qualify new components from alternate suppliers. The resulting stoppage or delay in selling our products and the expense of redesigning our products could result in lost sales opportunities and damage to customer relationships, which would adversely affect our business and operating results.

Our current research and development efforts may not produce successful products or features that result in significant revenue, cost savings or other benefits in the near future, if at all.

Developing our products and related enhancements is expensive. Our investments in research and development may not result in significant design improvements, marketable products or features or may result in products that are more expensive than anticipated. Additionally, we may not achieve the cost savings or the anticipated performance improvements we expect, and we may take longer to generate revenue, or generate less revenue, than we anticipate. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments in the near future, if at all, or these investments may not yield the expected benefits, either of which could adversely affect our business and operating results.

The sales prices of our products and services may decrease, which may reduce our gross profits and adversely impact our financial results.

The sales prices for our products and services may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of products and services, anticipation of the introduction of new products or services, or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products or services that compete with ours or may bundle them with other products and services. Additionally, although we price our products and services worldwide in U.S. dollars, currency fluctuations in certain countries and regions may negatively impact actual prices that partners and end-customers are willing to pay in those countries and regions. Furthermore, we anticipate that the sales prices and gross profits for our products will decrease over product life cycles. We cannot assure you that we will be successful in developing and introducing new offerings with enhanced functionality on a timely basis, or that our product and service offerings, if introduced, will enable us to maintain our prices and gross profits at levels that will allow us to maintain profitability.

We are exposed to the credit risk of some of our distributors and resellers and to credit exposure in weakened markets, which could result in material losses.

Most of our sales to our distributors and resellers are made on an open credit basis. Although we have programs in place that are designed to monitor and mitigate these risks, we cannot assure you these programs will be effective in reducing our credit risks, especially as we expand our business internationally. If we are unable to adequately control these risks, our business, operating results, and financial condition could be harmed.

We generate a significant amount of revenue from sales to distributors, resellers, and end-customers outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations.

We have a limited history of marketing, selling, and supporting our products and services internationally. As a result, we must hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing, and retaining an international staff, and specifically staff related to sales management and sales personnel, we may experience difficulties in sales productivity in foreign markets. We also enter into strategic distributor and reseller relationships with companies in certain international markets where we do not have a local presence. If we are not able to maintain successful strategic distributor relationships internationally or recruit additional companies to enter into strategic distributor relationships, our future success in these international markets could be limited. Business practices in the international markets that we serve may differ from those in the United States and may require us in the future to include terms other than our standard terms in customer contracts, although to date we generally have not done so. To the extent that we may enter into customer contracts in the future that include non-standard terms related to payment, warranties, or performance obligations, our operating results may be adversely impacted.

Additionally, our international sales and operations are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

•	the uncertainty of protection for intellectual property rights in some countries;

•	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

•	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our products required in foreign countries;

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greater risk of a failure of foreign employees, partners, distributors, and resellers to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, and any trade regulations ensuring fair trade practices;

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heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•	economic uncertainty around the world, including continued economic uncertainty as a result of sovereign debt issues in Europe; and

•	general economic and political conditions in these foreign markets.

These factors and other factors could harm our ability to gain future international revenues and, consequently, materially impact our business, operating results, and financial condition. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to U.S. and foreign, federal, state, and local governmental agency end-customers have accounted for an increasingly significant amount of our revenue, and we may in the future increase sales to government entities. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. The substantial majority of our sales to date to government entities have been made indirectly through our channel partners. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the federal government sector until we have attained the revised certification. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Government entities may have statutory, contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our future operating results. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our products and services, a reduction of revenue or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our operating results in a material way. Finally, for purchases by the U.S. government, the government may require certain products to be manufactured in the United States and other relatively high cost manufacturing locations, and we may not manufacture all products in locations that meet the requirements of the U.S. government, affecting our ability to sell these products to the U.S. government.

If our products do not interoperate with our end-customers’ infrastructure, sales of our products and services could be negatively affected, which would harm our business.

Our products must interoperate with our end-customers’ existing infrastructure, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. If we find defects in the hardware, we replace the hardware as part of our normal warranty process. If we find errors in the existing software that create problematic network configurations or settings, as we have in the past, we may have to issue software updates as part of our normal maintenance process. Any delays in identifying the sources of problems or in providing necessary modifications to our software or hardware could have a negative impact on our reputation and our end-customers’ satisfaction with our products and services, and our ability to sell products and services could be adversely affected. In addition, government and other end-customers may require our products to comply with certain security or other certifications and standards. If our products are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our products to such end-customers, or at a competitive disadvantage, which would harm our business, operating results, and financial condition.

Our ability to sell our products is dependent on the quality of our and our channel partners’ technical support services, and our or our channel partners’ failure to offer high quality technical support services could have a material adverse effect on our end-customers’ satisfaction with our products and services, our sales, and our operating results.

Once our products are deployed within our end-customers’ networks, our end-customers depend on our technical support services, as well as the support of our channel partners, to resolve any issues relating to our products. Our channel partners often provide similar technical support for third parties’ products, and may therefore have fewer resources to dedicate to the support of our products. If we or our channel partners do not effectively assist our end-customers in deploying our products, succeed in helping our end-customers quickly resolve post-deployment issues, or provide effective ongoing support, our ability to sell additional products and services to existing end-customers would be adversely affected and our reputation with potential end-customers could be damaged. Many larger enterprise, service provider, and government entity end-customers have more complex networks and require higher levels of support than smaller end-customers. If we or our channel partners fail to meet the requirements of the larger end-customers, it may be more difficult to execute on our strategy to increase our coverage with larger end-customers. Additionally, if our channel partners do not effectively provide support to the satisfaction of our end-customers, we may be required to provide direct support to such end-customers, which would require us to hire additional personnel and to invest in additional resources. It can take several months to recruit, hire, and train qualified technical support employees. We may not be able to hire such resources fast enough to keep up with unexpected demand, particularly when the sales of our products exceed our internal forecasts. To the extent that we or our partners are unsuccessful in hiring, training, and retaining adequate support resources, our and our channel partners’ ability to provide adequate and timely support to our end-customers will be negatively impacted, and our end-customers’ satisfaction with our products and services will be adversely affected. Additionally, to the extent that we may need to rely on our sales engineers to provide post-sales support while we are ramping our support resources, our sales productivity will be negatively impacted, which would harm our revenues. Our or our channel partners failure to provide and maintain high quality support services would have a material adverse effect on our business, financial condition, and operating results.

False detection of applications, viruses, spyware, vulnerability exploits, data patterns or URL categories could adversely affect our business.

Our classifications of application type, virus, spyware, vulnerability exploits, data, or URL categories may falsely detect applications, content, or threats that do not actually exist. This risk is heightened by the inclusion of a “heuristics” feature in our products, which attempts to identify applications and other threats not based on any known signatures but based on characteristics or anomalies which indicate that a particular item may be a threat. These false positives, while typical in our industry, may impair the perceived reliability of our products and may therefore adversely impact market acceptance of our products. If our products restrict important files or applications based on falsely identifying them as malware or some other item that should be restricted, this could adversely affect end-customers’ systems and cause material system failures. Any such false identification of important files or applications could result in damage to our reputation, negative publicity, loss of end-customers and sales, increased costs to remedy any problem, and costly litigation.

Claims by others that we infringe their proprietary technology or other rights could harm our business.

Companies in the enterprise network security industry own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property rights claims against us grows. Third parties have asserted and may in the future assert claims of infringement of intellectual property rights against us. They may also assert such claims against our end-customers or channel partners, whom our standard license and other agreements obligate us to indemnify against claims that our products infringe the intellectual property rights of third parties. As the number of products and competitors in our market increases and overlaps occur, infringement claims may increase. While we intend to increase the size of our patent portfolio, our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. In addition, we have not registered our trademarks, including our “Palo Alto Networks” name, in all of our geographic markets and failure to secure those registrations could adversely affect our ability to enforce and defend our trademark rights. In 2007, our application to register our “Palo Alto Networks” trademark in the United States was refused, in part on the grounds that consumers may confuse it with a registered trademark owned by a third party. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Refer to the discussion under “Business—Legal Proceedings” for information related to pending litigation.

Although third parties may offer a license to their technology or other intellectual property, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, financial condition, and operating results to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its technology or other intellectual property on reasonable terms, or at all, we could be enjoined from continued use of such intellectual property. As a result, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected products or services), effort, and expense and may ultimately not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages, royalties or other fees. Any of these events could seriously harm our business, financial condition, and operating results.

Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products without compensating us.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, and trade secret protection laws, to protect our proprietary rights. We have filed various applications for certain aspects of our intellectual property. Valid patents may not issue from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to protect our technology or products. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Patent applications in the United States are typically not published until 18 months after filing, or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection, which could prevent our patent applications from issuing as patents or invalidate our patents following issuance. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, recent changes to the patent laws in the United States may bring into question the validity of certain categories of software patents. As a result, we may not be able to obtain adequate patent protection or effectively enforce any issued patents.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We generally enter into confidentiality or license agreements with our employees, consultants, vendors, and customers, and generally limit access to and distribution of our proprietary information. However, we cannot assure you that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached. We cannot guarantee that any of the measures we have taken will prevent misappropriation of our technology. Because we may be an attractive target for computer hackers, we may have a greater risk of unauthorized access to, and misappropriation of, our proprietary information. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. From time to time, we may need to take legal action to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. Attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. If we are unable to protect our proprietary rights (including aspects of our software and products protected other than by patent rights), we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create the innovative products that have enabled us to be successful to date. Any of these events would have a material adverse effect on our business, financial condition, and operating results.

Our use of open source software in our products could negatively affect our ability to sell our products and subject us to possible litigation.

Our products contain software modules licensed to us by third-party authors under “open source” licenses. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for us.

Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. From time to time, there have been claims against companies that distribute or use open source software in their products and services, asserting that open source software infringes the claimants’ intellectual property rights. We could be subject to suits by parties claiming infringement of intellectual property rights in what we believe to be licensed open source software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our products will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results, and financial condition.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all open source software is submitted for approval prior to use in our products.

Our failure to adequately protect personal information could have a material adverse effect on our business.

A wide variety of provincial, state, national, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by end-customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing end-customers and prospective end-customers), any of which could have a material adverse effect on our operations, financial performance, and business. Evolving and changing definitions of personal data and personal information, within the European

Union, the United States, and elsewhere, especially relating to classification of IP addresses, machine identification, location data, and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products by current and future end-customers.

We license technology from third parties, and our inability to maintain those licenses could harm our business.

We incorporate technology that we license from third parties, including software, into our products and services. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products. Some of our agreements with our licensors may be terminated for convenience by them. If we are unable to continue to license any of this technology because of intellectual property infringement claims brought by third parties against our licensors or against the Company, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell products and services containing that technology would be severely limited, and our business could be harmed. Additionally, if we are unable to license necessary technology from third parties, we may be forced to acquire or develop alternative technology of lower quality or performance standards. This would limit and delay our ability to offer new or competitive products and services and increase our costs of production. As a result, our margins, market share, and operating results could be significantly harmed.

Misuse of our products could harm our reputation and divert resources.

Our products may be misused by end-customers or third parties that obtain access to our products. For example, our products could be used to censor private access to certain information on the Internet. Such use of our products for censorship could result in negative press coverage and negatively affect our reputation.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Because we incorporate encryption technology into our products, certain of our products are subject to U.S. export controls and may be exported outside the U.S. only with the required export license or through an export license exception. If we were to fail to comply with U.S. export licensing requirements, U.S. customs regulations, U.S. economic sanctions, or other laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products to U.S. embargoed or sanctioned countries, governments, and persons. Even though we take precautions to ensure that our channel partners comply with all relevant regulations, any failure by our channel partners to comply with such regulations could have negative consequences, including reputational harm, government investigations, and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition, and operating results.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, passion for customers, and focus on execution, as well as facilitating critical knowledge transfer and knowledge sharing. As we grow and change, we may find it difficult to maintain these important aspects of our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy. In addition, our recent initial public offering, or IPO, has created disparities in wealth among our employees, which may adversely impact relations among employees and our corporate culture in general.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

As part of our business strategy, we may make investments in complementary companies, products, or technologies. However, we have not made any significant acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our end-customers, investors, and securities analysts. In addition, if we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our platform, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results, and financial condition. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

We may not be able to successfully manage the growth of our business if we are unable to improve our internal systems, processes, and controls.

We need to continue to improve our internal systems, processes, and controls to effectively manage our operations and growth. We may not be able to successfully implement improvements to these systems, processes, and controls in an efficient or timely manner. We are currently in the process of implementing a new enterprise resource planning system, and we may not be able to successfully implement and scale improvements to our enterprise resource planning system or other systems and processes in a timely or efficient manner or in a manner that does not negatively affect our operating results. In addition, our systems and processes may not prevent or detect all errors, omissions, or fraud. We have licensed technology from third parties to help us improve our internal systems, processes, and controls. The support services available for such third-party technology may be negatively affected by mergers and consolidation in the software industry, and support services for such technology may not be available to us in the future. We may experience difficulties in managing improvements to our systems, processes, and controls or in connection with third-party software, which could impair our ability to provide products or services to our customers in a timely manner, causing us to lose customers, limit us to smaller deployments of our products, or increase our technical support costs.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results, and financial condition.

We intend to implement a corporate structure more closely aligned with the international nature of our business activities, and if we do not achieve increased tax benefits as a result of our proposed corporate structure, our financial condition and results of operations could be adversely affected.

We intend to reorganize our corporate structure and intercompany relationships to more closely align with the international nature of our business activities. This proposed corporate structure may allow us to reduce our overall effective tax rate through changes in how we use our intellectual property, international procurement, and sales operations. This proposed corporate structure may also allow us to obtain financial and operational efficiencies. These efforts will require us to incur expenses in the near term for which we may not realize related benefits. If the intended structure is not accepted by the applicable taxing authorities, changes in domestic and international tax laws negatively impact the proposed structure, including proposed legislation to reform U.S. taxation of international business activities, or we do not operate our business consistent with the proposed structure and applicable tax provisions, we may fail to achieve the financial and operational efficiencies that we anticipate as a result of the proposed structure and our future financial condition and results of operations may be negatively impacted.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, share-based compensation, contract manufacturing liabilities, and income taxes.

If we fail to comply with environmental requirements, our business, financial condition, operating results, and reputation could be adversely affected.

We are subject to various environmental laws and regulations including laws governing the hazardous material content of our products and laws relating to the collection of and recycling of electrical and electronic equipment. Examples of these laws and regulations include the European Union, or EU, Restrictions of Hazardous Substances Directive, or RoHS, and the EU Waste Electrical and Electronic Equipment Directive, or WEEE, as well as the implementing legislation of the EU member states. Similar laws and regulations have been passed or are pending in China, South Korea, Norway, and Japan and may be enacted in other regions, including in the United States, and we are, or may in the future be, subject to these laws and regulations.

The EU RoHS and the similar laws of other jurisdictions ban the use of certain hazardous materials such as lead, mercury, and cadmium in the manufacture of electrical equipment, including our products. Currently, the manufacturer of our hardware appliances and major component part suppliers comply with the EU RoHS requirements. However, if there are changes to this or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to reengineer our products to use components compatible with these regulations. This reengineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

The WEEE Directive requires electronic goods producers to be responsible for the collection, recycling, and treatment of such products. Changes in interpretation of the directive may cause us to incur costs or have additional regulatory requirements to meet in the future in order to comply with this directive, or with any similar laws adopted in other jurisdictions.

Our failure to comply with past, present, and future similar laws could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties, and other sanctions, any of which could harm our business and financial condition. We also expect that our products will be affected by new environmental laws and regulations on an ongoing basis. To date, our expenditures for environmental compliance have not had a material impact on our results of operations or cash flows, and although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured, which could have a material adverse effect on our business, operating results, and financial condition.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and operating results.

Our sales contracts are primarily denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our products to our end-customers outside of the United States, which could adversely affect our financial condition and operating results. In addition, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies, and is subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and operating results could be adversely affected.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as an earthquake, fire, a flood, or significant power outage could have a material adverse impact on our business, operating results, and financial condition. Both our corporate headquarters and the location where our products are manufactured are located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters could affect our supply chain, manufacturing vendors, or logistics providers’ ability to provide materials and perform services such as manufacturing products or assisting with shipments on a timely basis. In the event our or our service providers’ information technology systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, resulting in missed financial targets, such as revenue and shipment targets, for a particular quarter. In addition, cyber-attacks, acts of terrorism, or other geo-political unrest could cause disruptions in our business or the business of our supply chain, manufacturers, logistics providers, partners, or end-customers or the economy as a whole. Any disruption in the business of our supply chain, manufacturers, logistics providers, partners or end-customers that impacts sales at the end of a fiscal quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our products, our business, financial condition and operating results would be adversely affected.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

The price of our common stock may be volatile and the value of your investment could decline.

The trading price of our common stock has been volatile since our IPO. Since shares of our common stock were sold in our IPO in July 2012 at a price of $42.00 per share, the reported high and low sales prices of our common stock has ranged from $51.10 to $72.61, through September 30, 2012. The trading price of our common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include:

•	announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in our industry;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of securities analysts or investors;

•	litigation involving us, our industry, or both, including any developments with respect to our pending litigation, see “Business—Legal Proceedings”;

•	regulatory developments in the United States, foreign countries or both;

•	major catastrophic events;

•	sales of large blocks of our stock;

•	departures of key personnel; or

•	general economic conditions and trends, including continued economic uncertainty as a result of sovereign debt issues in Europe.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, operating results and financial condition.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of September 30, 2012, upon completion of this offering, we will have 68,402,295 shares of common stock outstanding, assuming no exercise of our outstanding options after September 30, 2012, other than 508,356 shares to be sold in this offering by certain selling stockholders upon the exercise of vested stock options.

As a result of the lock-up agreements and certain transfer restrictions under our insider trading policy described in “Shares Eligible for Future Sale” and “Underwriters,” shares will be available for sale in the public market at various times as follows, subject to the provisions of Rules 144 and 701 under the Securities Act:

•	11,930,000 shares sold in this offering and in our IPO will be immediately available for sale in the public market;

•	35,900,945 shares will be eligible for sale in the public market on January 16, 2013 (subject to extension), upon the expiration of lock-up agreements entered into prior to our IPO;

•	7,336,426 shares will be eligible for sale in the public market upon the expiration of lock-up agreements entered into in connection with this offering; and

•

13,234,924 shares subject to transfer restrictions under our insider trading policy will be eligible for sale in the public market on the second trading day following our earnings release for the quarter ended January 31, 2013, including shares held by our affiliates, assuming the shares are held by persons subject to our insider trading policy, such as directors, officers, or employees (assuming that the lock-up agreements in connection with our IPO and this offering have expired); if prior to January 15, 2013, the holder of any such shares ceases to be employed by us, such holder’s shares will become eligible for sale upon the expiration of the relevant lock-up agreement.

In addition, holders of up to approximately 39,139,706 shares of our common stock, or 57% of our total outstanding common stock, based on shares outstanding as of September 30, 2012, will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to an investors’ rights agreement. If these holders of our common stock, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement for the purposes of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. Sales of substantial amounts of our common stock in the public market following the release of the lock-up or otherwise, or the perception that these sales could occur, could cause the market price of our common stock to decline.

The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

Our certificate of incorporation authorizes us to issue up to 1,000,000,000 shares of common stock and up to 100,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers, and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately 57% of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of September 30, 2012 and after giving effect to the exercise of options and the sale of shares by the selling stockholders in connection with this offering. As a result, these stockholders, if acting together, are able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

However, for so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an “emerging growth company.”

We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of our IPO, (ii) the first fiscal year after our annual gross revenues are $1 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee and Compensation Committee, and qualified executive officers.

As a result of becoming a public company, we are obligated to maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

As a public company, we are required, pursuant to the Exchange Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the date of our IPO. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We are currently evaluating our internal controls, identifying and remediating deficiencies in those internal controls, and documenting the results of our evaluation, testing, and remediation. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting that we are unable to remediate before the end of the same fiscal year in which the material weakness is identified, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest to management’s report on the effectiveness of our internal controls or determine we have a material weakness in our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

As a public company, we are required to disclose material changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports, and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. However, we chose to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock, to some extent, depends on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts should cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquiror to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Compensation Discussion and Analysis” contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan” “expect,” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to maintain an adequate rate of revenue growth;

•	our business plan and our ability to effectively manage our growth;

•	trends in revenue, costs of revenue, and gross margin;

•	trends in our operating expenses, including personnel costs, research and development expense, sales and marketing expense, and general and administrative expense;

•	our ability to attract and retain end-customers;

•	our ability to displace existing products in established markets;

•	our ability to extend our leadership position in next-generation network security;

•	our ability to timely and effectively scale and adapt our existing technology;

•	our ability to develop innovative products and bring them to market in a timely manner;

•	our ability to expand internationally;

•	the effects of increased competition in our market and our ability to offer differentiated products and compete effectively;

•	our ability to introduce new subscriptions, renew existing contracts, and increase sales to our existing customer base;

•	our ability to maintain, protect, and enhance our brand and intellectual property;

•	our expectations concerning relationships with third parties, including channel partners and logistics providers;

•	costs associated with defending intellectual property infringement and other claims, such as those claims discussed in “Business—Legal Proceedings”;

•	the effects of seasonal trends on our results of operations;

•	the attraction and retention of qualified employees and key personnel;

•	the adequacy of our current facilities;

•	the sufficiency of our existing cash and investments to meet our cash needs for at least the next 12 months;

•	our ability to reorganize our corporate structure to more closely align with the international nature of our business; and

•	future acquisitions of, or investments in, complementary companies, products, services, or technologies.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, including Gartner, Inc. (Gartner), International Data Corporation (IDC), and NSS Labs, Inc. (NSS Labs), on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Reports described herein, represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

In certain instances the sources of the market and industry data contained in this prospectus are identified by superscript notations. The sources of these data are provided below:

(1)	Gartner, Magic Quadrant for Enterprise Network Firewalls, December 14, 2011.

(2)	IDC, Worldwide Network Security 2012–2016 Forecast and 2011 Vendor Shares, #235631, June 2012, and IDC, Worldwide Web Security 2012–2016 Forecast and 2011 Vendor Shares, #235515, July 2012.

(3)	Gartner, Re-Imagine IT Using Insights from Symposium’s Analyst Keynote, December 2, 2011.

(4)	Gartner, Security Management Strategy Planning Best Practices, January 26, 2012.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of common stock being sold in this offering, including any shares sold upon the exercise of the underwriters’ option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of common stock by the selling stockholders. The principal purposes of this offering are to facilitate an orderly distribution of shares for the selling stockholders in the offering and increase our public float.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the symbol “PANW” since July 20, 2012. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the New York Stock Exchange:

	High	Low
Fiscal 2012:
Fourth Quarter (from July 20, 2012)	$62.07	$51.10
Fiscal 2013:
First Quarter (through October 17, 2012)	$72.61	$53.27

On October 17, 2012, the last reported sale price of our common stock on the New York Stock Exchange was $65.50 per share. As of September 30, 2012, we had 340 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2012.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

July 31, 2012
(in thousands, except per share data)
Cash and cash equivalents	$322,642

Current and long-term notes payable	—
Stockholders’ equity:
Preferred stock, par value $0.0001; 100,000 shares authorized, no shares issued or outstanding	—
Common stock, $0.0001 par value; 1,000,000 authorized, 67,852 issued and outstanding	7
Additional paid-in capital	309,092
Accumulated deficit	(80,028)

Total stockholders’ equity	229,071

Total capitalization	$229,071

The number of shares of our common stock to be outstanding after this offering is based on 67,851,597 shares of our common stock outstanding as of July 31, 2012, and excludes:

•	14,224,569 shares of common stock issuable upon the exercise of options outstanding as of July 31, 2012, with a weighted-average exercise price of $9.46 per share;

•	121,120 shares of common stock issuable upon the release of restricted stock units granted after July 31, 2012; and

•

11,571,093 shares of common stock reserved for future issuance under our share-based compensation plans, consisting of 10,571,093 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan (including 121,120 shares of common stock issuable upon the release of restricted stock units granted after July 31, 2012), 1,000,000 shares of common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan, and shares that become available under our 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data for fiscal 2010, 2011, and 2012 and the consolidated balance sheet data as of July 31, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for fiscal 2008 and 2009 and the consolidated balance sheet data as of July 31, 2008, 2009, and 2010 are derived from audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The selected consolidated financial data below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended July 31,
	2008	2009	2010	2011	2012
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$2,605	$10,110	$36,789	$84,800	$174,462
Services	517	3,242	11,993	33,797	80,676

Total revenue	3,122	13,352	48,782	118,597	255,138
Cost of revenue:
Product(1)	1,476	3,952	10,822	21,766	44,615
Services(1)	1,377	2,324	4,812	10,507	25,938

Total cost of revenue	2,853	6,276	15,634	32,273	70,553

Total gross profit	269	7,076	33,148	86,324	184,585
Operating expenses:
Research and development(1)	7,460	8,208	12,788	21,366	38,570
Sales and marketing(1)	7,583	15,372	29,726	62,254	115,917
General and administrative(1)	1,725	2,536	11,291	13,108	26,207

Total operating expenses	16,768	26,116	53,805	96,728	180,694

Operating income (loss)	(16,499)	(19,040)	(20,657)	(10,404)	3,891
Interest income	358	52	4	3	18
Other income (expense), net	(42)	(5)	(424)	(1,651)	(1,110)

Income (loss) before income taxes	(16,183)	(18,993)	(21,077)	(12,052)	2,799
Provision for income taxes	4	12	56	476	2,062

Net income (loss)	$(16,187)	$(19,005)	$(21,133)	$(12,528)	$737

(1)	Includes share-based compensation expense as follows:

	Year Ended July 31,
	2008	2009	2010	2011	2012
	(in thousands)
Cost of product revenue	$4	$6	$9	$27	$121
Cost of services revenue	4	9	46	179	653
Research and development	72	126	318	1,020	3,733
Sales and marketing	84	186	364	1,133	4,267
General and administrative	111	47	132	2,374	5,151

Total share-based compensation	$275	$374	$869	$4,733	$13,925

	Year Ended July 31,
	2008	2009	2010	2011	2012
	(in thousands, except per share data)
Net income (loss) attributable to common stockholders, basic and diluted	$(16,187)	$(19,005)	$(21,133)	$(12,528)	$—

Net income (loss) per share attributable to common stockholders, basic and diluted	$(2.56)	$(2.01)	$(1.78)	$(0.88)	$0.00

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders, basic and diluted	6,322	9,435	11,901	14,201	19,569

	July 31,
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,290	$21,366	$18,835	$40,517	$322,642
Working capital (deficiency)	(1,470)	18,246	7,000	9,739	259,651
Total assets	6,170	28,213	38,119	91,172	407,804
Current and long-term notes payable	—	—	—	—	—
Preferred stock warrant liability	75	68	491	2,068	—
Redeemable convertible preferred stock	28,025	64,491	64,491	64,491	—
Common stock including additional paid-in capital	562	1,200	2,589	9,311	309,099
Total stockholders’ equity (deficit)	(27,537)	(45,904)	(65,648)	(71,454)	229,071

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. The last day of our fiscal year is July 31. Our fiscal quarters end on October 31, January 31, April 30, and July 31. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We have pioneered the next generation of network security with our innovative platform that allows enterprises, service providers, and government entities to secure their networks and safely enable the increasingly complex and rapidly growing number of applications running on their networks. The core of our platform is our Next-Generation Firewall, which delivers application, user, and content visibility and control integrated within the firewall through our proprietary hardware and software architecture. Our products and services can address a broad range of our end-customers’ network security requirements, from the data center to the network perimeter, as well as the distributed enterprise, which includes branch offices and a growing number of mobile devices.

We were founded in 2005 to address the limitations that exist in legacy approaches to network security and to restore the firewall as the most strategic point of network control. From 2005 to 2007, our activities were focused on research and development, which resulted in the commercial release of our first product, the PA-4000 Series, as well as our first subscription service, Threat Prevention, in 2007. Since then, we have continued to innovate and consistently introduce new products and services, including the PA-5000 Series and GlobalProtect subscription service in March 2011, and most recently the PA-200 and WildFire subscription service in November 2011.

We derive revenue from sales of our products and services, which together comprise our platform. Product revenue is primarily generated from sales of our Next-Generation Firewall. All of our products incorporate our proprietary PAN-OS operating system, which provides a consistent set of capabilities across our entire product line. Our products are designed for different performance requirements throughout an organization, from branch offices to large data centers. Our platform can be centrally managed across an organization with our Panorama product. Services revenue includes sales from subscriptions and support and maintenance. Our Threat Prevention, URL Filtering, and GlobalProtect subscriptions provide our end-customers with real-time access to the latest antivirus, intrusion prevention, web filtering, and modern malware protection capabilities across fixed and mobile devices. When end-customers purchase a product, they typically purchase one or more of our subscriptions for additional functionality, as well as support and maintenance in order to receive ongoing security updates, upgrades, bug fixes, and repairs. Sales of services increase our deferred revenue balance and contribute significantly to our positive cash flow provided by operating activities.

We maintain a field sales force that works closely with our channel partners in developing sales opportunities. We use a two-tier, indirect fulfillment model whereby we sell our products and services to our global distributor channel partners, which, in turn, sell our products and services to our reseller network, which then sell to our end-customers. Our channel partners purchase our products and services at a discount to our list prices and then resell them to our end-customers. Our channel partners receive an order from an end-customer prior to placing an order with us and generally do not stock appliances.

We had over 9,000 end-customers in over 100 countries as of July 31, 2012. Our end-customers represent a broad range of industries including education, energy, financial services, healthcare, Internet and media, manufacturing, public sector, and telecommunications. During fiscal 2012, 64% of our revenue was generated from the Americas, 24% from Europe, the Middle East, and Africa (EMEA), and 12% from Asia Pacific and Japan (APAC). As of July 31, 2012, we had 755 employees.

We have experienced rapid growth in recent periods. For fiscal 2010, 2011, and 2012, revenues were $48.8 million, $118.6 million, and $255.1 million, respectively, representing year-over-year growth of 143% for fiscal 2011 and 115% for fiscal 2012, and our net income (loss) was $(21.1) million, $(12.5) million, and $0.7 million, respectively. We have generated positive cash flow provided by operating activities in each of our last nine fiscal quarters.

On July 25, 2012, we closed our IPO, in which 7,130,000 shares of common stock were sold to the public (inclusive of 5,617,259 shares of common stock sold by us). The public offering price of the shares sold in the IPO was $42.00 per share. The total gross proceeds from the offering were $299.5 million. After deducting underwriting discounts and commissions, offering expenses payable by us, and net proceeds received by the selling stockholders, the aggregate net proceeds received by us totaled approximately $215.4 million.

We believe that the growth of our business and our short and long term success are dependent upon many factors, including our ability to extend our technology leadership, grow our base of end-customers, expand deployment of our platform within existing end-customers, and focus on end-customer satisfaction. While these areas present significant opportunities for us, they also pose challenges and risks that we must successfully address in order to sustain the growth of our business and improve our operating results.

We have experienced rapid growth and increased demand for our products over the last few years. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. Additionally, we face intense competition in our market, and to succeed, we need to innovate and offer products that are differentiated from existing infrastructure products, as well as effectively hire, retain, train, and motivate qualified personnel and senior management. If we are unable to successfully address these challenges, our business and operating results could be adversely affected.

Key Financial Metrics

We monitor the key financial metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We discuss revenue, gross margin, and the components of operating income (loss) and margin below under “—Financial Overview” and “—Results of Operations.” Deferred revenue, cash flow provided by (used in) operating activities, and free cash flow are discussed immediately below the following table.

	Year Ended July 31,
	2010	2011	2012
	(dollars in thousands)
Total revenue	$48,782	$118,597	$255,138
Year-over-year percentage increase	265.4%	143.1%	115.1%
Gross margin percentage	68.0%	72.8%	72.3%
Operating income (loss)	$(20,657)	$(10,404)	$3,891
Operating margin percentage	(42.3)%	(8.8)%	1.5%
Total deferred revenue at period end	$24,121	$67,255	$135,808

Cash flow provided by (used in) operating activities	$(2,683)	$32,102	$77,368
Free cash flow (non-GAAP)	$(4,368)	$19,102	$62,803

•

Deferred Revenue. Our deferred revenue consists of amounts that have been invoiced but that have not yet been recognized as revenue as of the period end. The majority of our deferred revenue balance consists of subscription and support and maintenance revenue that is recognized ratably over the contractual service period. We monitor our deferred revenue balance because it represents a significant portion of revenue to be recognized in future periods.

•

Cash Flow Provided by (Used in) Operating Activities. We monitor cash flow provided by (used in) operating activities as a measure of our overall business performance. Our cash flow provided by (used in) operating activities is driven in large part by sales of our products and from up-front payments for both subscription and support and maintenance. Monitoring cash flow provided by (used in) operating activities enables us to analyze our financial performance without the non-cash effects of certain items such as depreciation, amortization, and share-based compensation costs, thereby allowing us to better understand and manage the cash needs of our business.

•

Free Cash Flow. We define free cash flow as cash provided by (used in) operating activities less purchases of property, equipment, and other assets. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the purchases of property, equipment, and other assets, can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening the balance sheet. For fiscal 2011, our free cash flow was impacted by an increase in property, equipment, and other assets, of which $7.3 million was due to leasehold improvements for our headquarters. For fiscal 2012, our free cash flow was impacted by an increase in property, equipment, and other assets, of which $3.8 million was due to purchases of demonstration units for use by our customers in evaluating our products and services and $3.2 million was related to capitalized internally developed software costs related to the implementation of our enterprise resource planning system. We expect purchases of demonstration units to remain at consistent levels or increase as we introduce new products. We expect to continue to capitalize additional costs related to our enterprise resource planning system through the first half of fiscal 2013 and beyond.

	Year Ended July 31,
	2010	2011	2012
	(in thousands)
Cash Flow:
Cash flow provided by (used in) operating activities	$(2,683)	$32,102	$77,368
Less: purchase of property, equipment, and other assets	1,685	13,000	14,565

Free cash flow (non-GAAP)	$(4,368)	$19,102	$62,803

Net cash used in investing activities	$(1,685)	$(13,000)	$(14,565)

Net cash provided by financing activities	$1,837	$2,580	$219,322

Financial Overview

Revenue

We generate revenue from the sales of our products and services. As discussed further in “—Critical Accounting Policies and Estimates—Revenue Recognition” below, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Our total revenue is comprised of the following:

•

Product Revenue. The substantial majority of our product revenue is generated from sales of our appliances. Product revenue also includes revenue derived from software licenses of Panorama and Virtual Systems Upgrades. We recognize product revenue at the time of shipment, provided that all other revenue recognition criteria have been met. As a percentage of total revenue, we expect our product revenue to vary from quarter-to-quarter based on seasonal and cyclical factors discussed under “—Quarterly Results of Operations.”

•

Services Revenue. Services revenue is generated primarily from Threat Prevention, URL Filtering, and GlobalProtect subscriptions and support and maintenance. Our subscriptions are priced as a percentage of the appliance’s list price. Our contractual subscription and support and maintenance terms are typically one year, and can be up to three years. We recognize revenue from subscriptions and support and maintenance over the contractual service period. As a percentage of total revenue, we expect our services revenue to remain at consistent levels or increase as we introduce new subscriptions, renew existing services contracts, and expand our end-customer base.

Cost of Revenue

Our total cost of revenue consists of cost of product revenue and cost of services revenue. Personnel costs associated with our operations and global customer support organizations consist of salaries, benefits, bonuses, and share-based compensation. Allocated costs consist of certain facilities, depreciation, benefits, recruiting, and information technology costs allocated based on headcount.

•

Cost of Product Revenue. Cost of product revenue primarily includes costs paid to our third-party contract manufacturer. Our cost of product revenue also includes product testing costs, allocated costs, warranty costs, shipping costs, and personnel costs associated with logistics and quality control. We expect our cost of product revenue to increase as our product revenue increases.

•

Cost of Services Revenue. Cost of services revenue includes personnel costs for our global customer support organization, allocated costs, and URL filtering database service fees. We expect our cost of services revenue to increase as our end-customer base grows.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our products, manufacturing costs, the mix of products sold, and the mix of revenue between products and services. For sales of our products, our higher throughput firewall products generally have higher gross margins than our lower throughput firewall products within each product series. For sales of our services, our subscriptions typically have higher gross margins than our support and maintenance. We expect our gross margins to fluctuate over time depending on the factors described above.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expense. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation, and with regard to sales and marketing expense, sales commissions. We expect operating expenses to increase in absolute dollars, although they may fluctuate as a percentage of revenue from period to period, as we continue to grow in response to demand for our products and services. As of July 31, 2012, we expect to recognize approximately $62.5 million of share-based compensation expense over a weighted-average period of three years, excluding additional share-based compensation expense related to any future grants of share-based awards. Share-based compensation expense, net of forfeitures, is recognized on a straight-line basis over the requisite service periods of the awards.

•

Research and Development. Research and development expense consists primarily of personnel costs. Research and development expense also includes prototype related expenses and allocated facilities costs. We expect research and development expense to increase in absolute dollars as we continue to invest in our future products and services, although our research and development expense may fluctuate as a percentage of total revenue.

•

Sales and Marketing. Sales and marketing expense consists primarily of personnel costs including commission costs. We expense commission costs as incurred. Sales and marketing expense also includes costs for market development programs, promotional and other marketing costs, travel costs, office equipment and software, depreciation, professional services, and allocated facilities costs. In the last 12 months, we have significantly increased the size of our sales force and have also substantially grown our local sales presence internationally. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations to increase touch points with end-customers and to expand our international presence, although our sales and marketing expense may fluctuate as a percentage of total revenue.

•

General and Administrative. General and administrative expense consists of personnel costs as well as professional services. General and administrative personnel include our executive, finance, human resources, and legal organizations. Professional services consist primarily of legal, auditing, accounting, and other consulting costs. We expect general and administrative expense to increase in absolute dollars due to additional legal fees and costs associated with pending litigation, accounting, insurance, investor relations, and other costs associated with being a public company, although our general and administrative expense may fluctuate as a percentage of total revenue. Refer to the discussion under “Business—Legal Proceedings” for information related to pending litigation.

Interest Income

Interest income consists of income earned on our cash and cash equivalents. We have historically invested our cash in money-market funds. We expect interest income will increase as we grow our cash and investments portfolio depending on our average investment balances during the period, types and mix of investments, and market interest rates.

Other Income (Expense), Net

Other income (expense), net consists primarily of the change in fair value of our preferred stock warrant liability. Convertible preferred stock warrants were classified as a liability on our consolidated balance sheets and remeasured to fair value at each balance sheet date with the corresponding change recorded as other expense. These warrants were exercised during the second quarter of fiscal 2012, and therefore, we will no longer incur any charges related to these warrants. We expect other expense to decrease in the near term as a result of the exercise of the warrants and to remain at a consistent level thereafter.

Provision for Income Taxes

Provision for income taxes consists primarily of federal and state income taxes in the United States and income taxes in foreign jurisdictions in which we conduct business. We maintained a full valuation allowance for domestic deferred tax assets including net operating loss carryforwards and research and development and other tax credits. We expect the provision for income taxes to increase in absolute dollars in future years.

We have begun to reorganize our corporate structure and intercompany relationships to more closely align with the international nature of our business activities. This proposed corporate structure may allow us to reduce our overall effective tax rate over the long term through changes in how we use our intellectual property, international procurement, and sales operations. While we expect this corporate structure to result in a percentage of our pre-tax income being subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate, we are only in the initial phases of implementing this corporate structure, and any reduction in our overall effective tax rate that we may realize as a result of this proposed corporate structure would not have a material impact on our financial results in the near term. Moreover, we will incur expenses in the near term to establish this corporate structure, including expenses for establishing various international entities, adopting research and development cost-sharing arrangements, and entering into certain licenses and other contractual arrangements between us and our wholly owned foreign subsidiaries. However, we do not expect these expenses to have a material effect on our operating results.

Results of Operations

The following tables summarize our results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended July 31,
	2010	2011	2012
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Product	$36,789	$84,800	$174,462
Services	11,993	33,797	80,676

Total revenue	48,782	118,597	255,138
Cost of revenue:
Product	10,822	21,766	44,615
Services	4,812	10,507	25,938

Total cost of revenue	15,634	32,273	70,553

Total gross profit	33,148	86,324	184,585

Operating expenses:
Research and development	12,788	21,366	38,570
Sales and marketing	29,726	62,254	115,917
General and administrative	11,291	13,108	26,207

Total operating expenses	53,805	96,728	180,694

Operating income (loss)	(20,657)	(10,404)	3,891
Interest income	4	3	18
Other income (expense), net	(424)	(1,651)	(1,110)

Income (loss) before income taxes	(21,077)	(12,052)	2,799
Provision for income taxes	56	476	2,062

Net income (loss)	$(21,133)	$(12,528)	$737

	Year Ended July 31,
	2010	2011	2012
	(as a percentage of revenue)
Consolidated Statements of Operations Data:
Revenue:
Product	75.4%	71.5%	68.4%
Services	24.6%	28.5%	31.6%

Total revenue	100.0%	100.0%	100.0%
Cost of revenue:
Product	22.2%	18.4%	17.5%
Services	9.8%	8.8%	10.2%

Total cost of revenue	32.0%	27.2%	27.7%

Total gross profit	68.0%	72.8%	72.3%

Operating expenses:
Research and development	26.2%	18.0%	15.1%
Sales and marketing	60.9%	52.5%	45.4%
General and administrative	23.2%	11.1%	10.3%

Total operating expenses	110.3%	81.6%	70.8%

Operating income (loss)	(42.3)%	(8.8)%	1.5%
Interest income	—%	—%	—%
Other income (expense), net	(0.9)%	(1.4)%	(0.4)%

Income (loss) before income taxes	(43.2)%	(10.2)%	1.1%
Provision for income taxes	0.1%	0.4%	0.8%

Net income (loss)	(43.3)%	(10.6)%	0.3%

Comparison of Fiscal 2011 and 2012

Revenue

	Year Ended July 31,
	2011		2012		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenue:
Product	$84,800	71.5%	$174,462	68.4%	$89,662	105.7%
Services	33,797	28.5%	80,676	31.6%	46,879	138.7%

Total revenue	$118,597	100.0%	$255,138	100.0%	$136,541	115.1%

Revenue by geographic theater:
Americas	$73,145	61.7%	$161,873	63.4%	$88,728	121.3%
EMEA	32,504	27.4%	61,994	24.3%	29,490	90.7%
APAC	12,948	10.9%	31,271	12.3%	18,323	141.5%

Total revenue	$118,597	100.0%	$255,138	100.0%	$136,541	115.1%

Total revenue increased $136.5 million, or 115.1%, for fiscal 2012 compared to fiscal 2011. The revenue growth reflects the increasing demand for our product and service offerings. The increase in product revenue was primarily driven by an aggregate increase of more than 75% in product unit volume and the introduction of our higher-end PA-5000 Series as opposed to increases in the average selling prices of our other products, which remained relatively flat. The increase in services revenue was primarily driven by new end-customers and, to a lesser extent, additional sales of subscription services to our existing end-customer base. Our total number of end-customers increased to over 9,000 at July 31, 2012 from approximately 4,700 at July 31, 2011.

With respect to geographic theaters, the Americas contributed the largest portion of this revenue increase because of its larger and more established sales force compared to our other theaters. We also experienced a significant increase in U.S. government sales as a result of our continued investment in our expanded U.S. government sales force. Revenue from both EMEA and APAC increased during this period primarily due to our investment in increasing the size of our sales force and number of partners in these theaters.

Cost of Revenue and Gross Margin

	Year Ended July 31,
	2011		2012		Change
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
	(dollars in thousands)
Cost of revenue:
Product	$21,766		$44,615		$22,849
Services	10,507		25,938		15,431

Total cost of revenue	$32,273		$70,553		$38,280

Gross profit:
Product	$63,034	74.3%	$129,847	74.4%	$66,813	0.1%
Services	23,290	68.9%	54,738	67.8%	31,448	(1.1)%

Total gross profit	$86,324	72.8%	$184,585	72.3%	$98,261	(0.5)%

Gross margin decreased 50 basis points for fiscal 2012 compared to fiscal 2011. The increase of 10 basis points in product margin was primarily due to an increase in sales volume as opposed to changes in average selling prices of our hardware on a per unit basis. This increase in margin was partially offset by the impact of introducing our PA-200, which is a lower throughput firewall product. On average, margins for firewall products with lower throughput are less than firewall products with higher throughput. The decrease of 110 basis points in services margin was primarily due to a decrease in average margins on revenue from support and maintenance as a result of an increase in personnel and other costs to support our expanding end-customer base, partially offset by higher margin subscriptions sales, while the mix in services revenue was largely unchanged on a period-over-period basis.

Operating Expenses

	Year Ended July 31,
	2011		2012		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Operating expenses:
Research and development	$21,366	18.0%	$38,570	15.1%	$17,204	80.5%
Sales and marketing	62,254	52.5%	115,917	45.4%	53,663	86.2%
General and administrative	13,108	11.1%	26,207	10.3%	13,099	99.9%

Total operating expenses	$96,728	81.6%	$180,694	70.8%	$83,966	86.8%

Includes share-based compensation of:
Research and development	$1,020		$3,733		$2,713	266.0%
Sales and marketing	1,133		4,267		3,134	276.6%
General and administrative	2,374		5,151		2,777	117.0%

Total	$4,527		$13,151		$8,624	190.5%

Research and development expense increased $17.2 million, or 80.5%, for fiscal 2012 compared to fiscal 2011, primarily due to an increase in personnel costs of $11.6 million as we increased our headcount to support continued investment in our future product and service offerings and an increase in allocated costs and development costs of $4.4 million.

Sales and marketing expense increased $53.7 million, or 86.2%, for fiscal 2012 compared to fiscal 2011, primarily due to an increase in personnel costs of $30.6 million due to an increase in headcount and commissions. Additionally, marketing activity increased $7.1 million related to trade shows and conventions and marketing development programs, travel costs increased $5.0 million, and allocated costs increased $4.6 million. The remaining increase was due to increases in depreciation, facilities costs, and professional services costs.

General and administrative expense increased $13.1 million, or 99.9%, for fiscal 2012 compared to fiscal 2011, primarily due to an increase in personnel costs of $6.0 million and an increase in professional services costs of $5.2 million primarily related to overall growth to support the business and infrastructure building in preparation for being a public company. The remaining increase was due to an increase in allocated costs.

Other Expense, Net

	Year Ended July 31,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Other expense net	$1,651	$1,110	$(541)	(32.8)%

The change in other expense, net was due to the increase in fair value of the preferred stock warrant liability during fiscal 2012 compared to fiscal 2011. In December 2011 and January 2012, these preferred stock warrants were exercised by the holders. As a result, we issued 197,000 shares of Series A redeemable convertible preferred stock and 24,000 shares of Series B redeemable convertible preferred stock, all of which converted to common stock at the time of our IPO. The amount for fiscal 2012 represents the change in fair value of the preferred stock warrant liability from the beginning of the period to the dates of exercise of the warrants. We do not expect to incur expenses related to these warrants in future periods.

Provision for Income Taxes

	Year Ended July 31,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Provision for income taxes	$476	$2,062	$1,586	333.2%
Effective tax rate	(3.9)%	73.7%

We incurred tax expense for fiscal 2012, primarily due to foreign taxes, state income taxes, and U.S. federal alternative minimum tax. We have a full valuation allowance for our domestic deferred tax assets. The increase in the provision for fiscal 2012 compared to fiscal 2011 was primarily due to an increase in state income taxes, U.S. federal alternative minimum tax, and foreign taxes as a result of an increase in our taxable income.

Comparison of Fiscal 2010 and 2011

Revenue

	Year Ended July 31,
	2010		2011		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenue:
Product	$36,789	75.4%	$84,800	71.5%	$48,011	130.5%
Services	11,993	24.6%	33,797	28.5%	21,804	181.8%

Total revenue	$48,782	100.0%	$118,597	100.0%	$69,815	143.1%

Revenue by geographic theater:
Americas	$30,632	62.8%	$73,145	61.7%	$42,513	138.8%
EMEA	11,805	24.2%	32,504	27.4%	20,699	175.3%
APAC	6,345	13.0%	12,948	10.9%	6,603	104.1%

Total revenue	$48,782	100.0%	$118,597	100.0%	$69,815	143.1%

Total revenue increased $69.8 million, or 143.1%, for fiscal 2011 compared to fiscal 2010. The revenue growth reflects the increasing demand for our product and service offerings. The increase in product revenue was primarily driven by an aggregate increase of more than 90% in product unit volume and the introduction of our higher-end PA-5000 Series as opposed to increases in the average selling prices of our other products. The increase in services revenue was primarily driven by new end-customers and, to a lesser extent, additional sales of subscription services to our existing end-customer base. Our total number of end-customers increased to approximately 4,700 at July 31, 2011 from approximately 1,800 at July 31, 2010.

With respect to geographic theaters, the Americas contributed the largest portion of this revenue increase because of its larger and more established sales force compared to our other theaters. Revenue from both EMEA and APAC increased during this period primarily due to our investment in increasing the size of our sales force and number of partners in these theaters. EMEA grew at the fastest rate due to our expanded sales force and number of partners in this theater relative to the other theaters.

Cost of Revenue and Gross Margin

	Year Ended July 31,
	2010		2011		Change
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
	(dollars in thousands)
Cost of revenue:
Product	$10,822		$21,766		$10,944
Services	4,812		10,507		5,695

Total cost of revenue	$15,634		$32,273		$16,639

Gross profit:
Product	$25,967	70.6%	$63,034	74.3%	$37,067	3.7%
Services	7,181	59.9%	23,290	68.9%	16,109	9.0%

Total gross profit	$33,148	68.0%	$86,324	72.8%	$53,176	4.8%

Gross margin increased 480 basis points for fiscal 2011 compared to fiscal 2010. The increase of 370 basis points in product margin was primarily due to changes in our product mix, including the impact of introducing our relatively higher throughput PA-5000 Series, and to a lesser extent, lower manufacturing costs. Sales of our higher throughput firewall products represented a larger proportion of the product volume sold during this period than our lower throughput firewall products. The increase of 900 basis points in services margin was primarily due to an increase in the volume of subscription sales, which have higher margins than our support and maintenance, partially offset by an increase in personnel and other costs to support our expanding end-customer base.

Operating Expenses

	Year Ended July 31,
	2010		2011		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Operating expenses:
Research and development	$12,788	26.2%	$21,366	18.0%	$8,578	67.1%
Sales and marketing	29,726	60.9%	62,254	52.5%	32,528	109.4%
General and administrative	11,291	23.2%	13,108	11.1%	1,817	16.1%

Total operating expenses	$53,805	110.3%	$96,728	81.6%	$42,923	79.8%

Includes share-based compensation of:
Research and development	$318		$1,020		$702	220.8%
Sales and marketing	364		1,133		769	211.3%
General and administrative	132		2,374		2,242	1,698.5%

Total	$814		$4,527		$3,713	456.1%

Research and development expense increased $8.6 million, or 67.1%, for fiscal 2011 compared to fiscal 2010, primarily due to an increase in personnel costs of $6.2 million as we increased our headcount to support continued investment in our future product and service offerings and an increase in allocated costs of $1.2 million.

Sales and marketing expense increased $32.5 million, or 109.4%, for fiscal 2011 compared to fiscal 2010, primarily due to an increase in personnel costs of $22.8 million due to an increase in headcount and commissions. Ending headcount more than doubled from July 31, 2010 to July 31, 2011. Additionally, marketing activity increased $3.4 million related to trade shows and conventions and marketing development programs, travel costs increased $2.7 million, and allocated costs increased $1.6 million. The remaining increase was due to an increase in facilities costs.

General and administrative expense increased $1.8 million, or 16.1%, for fiscal 2011 compared to fiscal 2010, primarily due to an increase in personnel costs of $4.5 million related to overall growth to support the business, of which $1.6 million related to a charge for share-based compensation due to the modification of the terms of certain share-based awards for a former employee. There was an additional increase related to professional services of $2.2 million related to legal services for litigation and other services to support increased business activity. These increases were partially offset by a $6.0 million reduction in legal settlement expenses related to a litigation settlement agreement recorded in fiscal 2010.

Other Expense, Net

	Year Ended July 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Other expense net	$424	$1,651	$1,227	289.4%

The change in other expense, net was due to the increase in the fair value of the preferred stock warrant liability during fiscal 2011 compared to fiscal 2010.

Provision for Income Taxes

	Year Ended July 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Provision for income taxes	$56	$476	$420	750.0%
Effective tax rate	(0.3)%	(3.9)%

We incurred tax expense despite having a consolidated loss before income taxes for fiscal 2010 and 2011 primarily due to foreign taxes and state income taxes. We have a full valuation allowance for our domestic deferred tax assets. The increase in the provision for fiscal 2011 compared to fiscal 2010 was primarily due to an increase in foreign income taxes on profits realized by our foreign subsidiaries due to our international expansion.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for each of the eight quarters ended July 31, 2012, as well as the percentage that each line item represents of total revenue. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles in the United States. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Oct. 31, 2010	Jan. 31, 2011	Apr. 30, 2011	Jul. 31, 2011	Oct. 31, 2011	Jan. 31, 2012	Apr. 30, 2012	Jul. 31, 2012
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Product	$14,119	$19,491	$22,106	$29,084	$42,861	$38,638	$43,524	$49,439
Services	6,043	7,559	9,053	11,142	14,252	18,045	22,176	26,203

Total revenue	20,162	27,050	31,159	40,226	57,113	56,683	65,700	75,642
Cost of revenue:
Product	3,723	4,764	5,516	7,763	10,310	10,248	11,524	12,533
Services	1,790	2,373	2,754	3,590	4,530	5,265	7,109	9,034

Total cost of revenue	5,513	7,137	8,270	11,353	14,840	15,513	18,633	21,567

Total gross profit	14,649	19,913	22,889	28,873	42,273	41,170	47,067	54,075
Operating expenses:
Research and development	4,288	4,748	5,401	6,929	7,848	8,514	10,462	11,746
Sales and marketing	10,359	13,370	15,018	23,507	22,368	25,612	30,216	37,721
General and administrative	2,191	2,600	4,499	3,818	5,157	5,768	6,430	8,852

Total operating expenses	16,838	20,718	24,918	34,254	35,373	39,894	47,108	58,319

Operating income (loss)	(2,189)	(805)	(2,029)	(5,381)	6,900	1,276	(41)	(4,244)
Interest income	1	1	1	—	2	2	3	11
Other income (expense), net	(207)	(396)	(592)	(456)	(464)	(566)	(3)	(77)

Income (loss) before income taxes	(2,395)	(1,200)	(2,620)	(5,837)	6,438	712	(41)	(4,310)
Provision (benefit) for income taxes	114	132	87	143	2,322	288	(837)	289

Net income (loss)	$(2,509)	$(1,332)	$(2,707)	$(5,980)	$4,116	$424	$796	$(4,599)

	Three Months Ended
	Oct. 31, 2010	Jan. 31, 2011	Apr. 30, 2011	Jul. 31, 2011	Oct. 31, 2011	Jan. 31, 2012	Apr. 30, 2012	Jul. 31, 2012
	(as a percentage of revenue)
Consolidated Statements of Operations Data:
Revenue:
Product	70.0%	72.1%	70.9%	72.3%	75.0%	68.2%	66.2%	65.4%
Services	30.0%	27.9%	29.1%	27.7%	25.0%	31.8%	33.8%	34.6%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100%
Cost of revenue:
Product(1)	18.5%	17.6%	17.7%	19.3%	18.1%	18.1%	17.5%	16.6%
Services(1)	8.8%	8.8%	8.8%	8.9%	7.9%	9.3%	10.9%	11.9%

Total cost of revenue	27.3%	26.4%	26.5%	28.2%	26.0%	27.4%	28.4%	28.5%

Total gross profit	72.7%	73.6%	73.5%	71.8%	74.0%	72.6%	71.6%	71.5%
Operating expenses:
Research and development	21.3%	17.6%	17.3%	17.2%	13.7%	15.0%	15.9%	15.5%
Sales and marketing	51.4%	49.4%	48.2%	58.4%	39.2%	45.2%	46.0%	49.9%
General and administrative	10.9%	9.6%	14.5%	9.6%	9.0%	10.1%	9.8%	11.7%

Total operating expenses	83.6%	76.6%	80.0%	85.2%	61.9%	70.3%	71.7%	77.1%

Operating income (loss)	(10.9)%	(3.0)%	(6.5)%	(13.4)%	12.1%	2.3%	(0.1)%	(5.6)%
Interest income	—%	—%	—%	—%	—%	—%	—%	—%
Other income (expense) net	(1.0)%	(1.5)%	(1.9)%	(1.1)%	(0.8)%	(1.0)%	—%	(0.1)%

Income (loss) before income taxes	(11.9)%	(4.5)%	(8.4)%	(14.5)%	11.3%	1.3%	(0.1)%	(5.7)%
Provision (benefit) for income taxes	0.6%	0.5%	0.3%	0.4%	4.1%	0.5%	(1.3)%	0.4%

Net income (loss)	(12.5)%	(5.0)%	(8.7)%	(14.9)%	7.2%	0.8%	1.2%	(6.1)%

(1)	The table below shows gross profit as a percentage of each component of revenue, referred to as gross margin:

	Three Months Ended
	Oct. 31, 2010	Jan. 31, 2011	Apr. 30, 2011	Jul. 31, 2011	Oct. 31, 2011	Jan. 31, 2012	Apr. 30, 2012	Jul. 31, 2012
Gross Margin by Component of Revenue:
Product	73.6%	75.6%	75.0%	73.3%	75.9%	73.5%	73.5%	74.6%
Services	70.4%	68.6%	69.6%	67.8%	68.2%	70.8%	67.9%	65.5%
Total gross margin	72.7%	73.6%	73.5%	71.8%	74.0%	72.6%	71.6%	71.5%

Quarterly Revenue Trends

Our quarterly revenue increased year-over-year for all periods presented. For the three month period ended October 31, 2011, the increase in product revenue was driven by strong performance in our sales to partners selling to U.S. government end-customers as a result of improved productivity from our expanded U.S. government sales force leading up to the three month period ended October 31, 2011 and cyclical U.S. government spending at the end of its September 30 fiscal year, which may not necessarily be indicative of future results. Our quarterly product revenue declined quarter-over-quarter from October 31, 2011 to January 31, 2012 primarily as a result of the increase in our sales to partners selling to U.S. government end-customers during the three month period ended October 31, 2011, which did not recur in the three month period ended January 31, 2012.

Comparisons of our year-over-year total quarterly revenue are more meaningful than comparisons of our sequential results due to seasonality in the sale of our products and services to varying degrees. We generally expect an increase in business activity as we approach our fiscal year end in July, as a portion of our sales professionals’ compensation is based on results through the end of our fiscal year. Similarly, we expect our gross margins and operating income to be affected by seasonality because expenses are relatively fixed in the near-term. While we believe that these seasonal trends have affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. We believe that our business may become more seasonal in the future. Historical patterns in our business may not be a reliable indicator of our future sales activity or performance.

Quarterly Gross Margin Trends

Total gross profit increased year-over-year for all periods presented. Total gross margin has remained relatively consistent over all periods presented, and any fluctuation is primarily due to shifts in the mix of sales of between products and services, as well as the types and volumes of products and services sold.

Quarterly Expense Trends

Total operating expenses increased year-over-year for all periods presented primarily due to the addition of personnel in connection with the expansion of our business. The addition of headcount has generally contributed to sequential increases in operating expenses. Research and development expense increased significantly in the three month period ended April 30, 2012 compared to the three month period ended January 31, 2012, primarily due to an increase in share-based compensation expense. Sales and marketing expense increased significantly in the three month period ended July 31, 2011 compared to the three month period ended April 30, 2011, primarily due to higher sales and the resulting increase in commission expense. Sales and marketing expense increased significantly in the three month period ended July 31, 2012 compared to the three month period ended April 30, 2012, primarily due to an increase in personnel costs including higher salaries, benefits, and bonuses related to increases in headcount, higher commission expense related to higher sales, and higher share-based compensation expense. General and administrative expense increased in the three month period ended April 30, 2011 compared to the three month period ended January 31, 2011 and in the three month period ended July 31, 2012 compared to the three month period ended April 30, 2012, primarily due to an increase in share-based compensation expense. For the three month period ended April 30, 2012, we recorded a benefit for income taxes due to a decrease in our estimated annual effective tax rate. The decrease in our estimated annual effective tax rate was the result of better than expected income before income taxes for the three month period ended April 30, 2012. Our domestic income before income taxes is subject to limited U.S. federal tax at the U.S. federal alternative minimum income tax rate and limited state tax due to our net operating loss carryforwards and other tax attributes. The net impact of an increase in forecasted annual profit before tax without a proportional increase in forecasted annual tax expense resulted in a reduced estimated annual effective tax rate. This reduced estimated annual tax rate applied to our results for the year to date period yielded an overall reduction in our year to date income tax expense. As such, an income tax benefit was recorded during the quarter ended April 30, 2012.

Liquidity and Capital Resources

	July 31,
	2010	2011	2012
	(in thousands)
Cash and cash equivalents	$18,835	$40,517	$322,642

	Year Ended July 31,
	2010	2011	2012
	(in thousands)
Cash provided by (used in) operating activities	$(2,683)	$32,102	$77,368
Cash used in investing activities	(1,685)	(13,000)	(14,565)
Cash provided by financing activities	1,837	2,580	219,322

Net increase (decrease) in cash and cash equivalents	$(2,531)	$21,682	$282,125

At July 31, 2012, our cash and cash equivalents of $322.6 million were held for working capital purposes, of which approximately $2.9 million was held outside of the United States and not presently available to fund domestic operations and obligations. If we were to repatriate cash held outside of the United States, it could be subject to U.S. income taxes, less any previously paid foreign income taxes. We do not enter into investments for trading or speculative purposes.

Prior to fiscal 2010, we financed our operations primarily through private sales of equity securities and, more recently, cash generated from operations and our IPO. On July 25, 2012, we closed our IPO, in which 7,130,000 shares of common stock were sold to the public (inclusive of 5,617,259 shares of common stock sold by us). The public offering price of the shares sold in the IPO was $42.00 per share. The total gross proceeds from the offering were $299.5 million. After deducting underwriting discounts and commissions, offering expenses payable by us, and net proceeds received by the selling stockholders, the aggregate net proceeds received by us totaled approximately $215.4 million. In March 2012, we allowed our unused $10 million line of credit to expire. We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services offerings, the costs to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected.

Operating Activities

Our primary source of cash from operating activities has been from cash collections from our customers. We expect cash inflows from operating activities to be affected by increases in sales and timing of collections. Our primary uses of cash from operating activities have been for personnel costs and purchases from our contract manufacturer. We expect cash outflows from operating activities to be affected by increases in sales and increases in personnel costs as we grow our business. Cash used in operating activities for fiscal 2010 was $2.7 million. Cash provided by operating activities for fiscal 2011 and fiscal 2012 was $32.1 million and $77.4 million, respectively.

For fiscal 2012, operating activities provided $77.4 million in cash as a result of net income of $0.7 million, non-cash charges of $20.7 million, and a net change of $55.9 million in our net operating assets and liabilities. The net change in our net operating assets and liabilities was primarily due to a $68.6 million increase in deferred revenue as a result of increases in sales of subscriptions and support and maintenance, partially offset by a $16.0 million increase in accounts receivable and a $11.1 million increase in prepaid expenses and other assets. Our day’s sales outstanding, or DSO, defined as the number of days it takes to turn our average quarterly accounts receivable into cash based on a 90 day average, was 50 days as of July 31, 2012.

For fiscal 2011, operating activities provided $32.1 million in cash, primarily as a result of a net loss of $12.5 million, offset by non-cash charges of $8.5 million as well as a net change of $36.1 million in our net operating assets and liabilities. Non-cash charges included share-based compensation, depreciation and amortization, and the change in fair value of our preferred stock warrant liability. The net change in our operating assets and liabilities was primarily the result of a $43.1 million increase in deferred revenue as a result of increases in sales of subscriptions and support and maintenance and a $9.1 million increase in accrued compensation and other liabilities primarily due to deferred rent related to moving our headquarters from Sunnyvale, California to Santa Clara, California. These increases were partially offset by a $15.4 million increase in accounts receivable due to an increase in sales and a $5.1 million increase in prepaid expenses and other assets as a result of growth in our business. Our DSO was 57 days as of July 31, 2011.

For fiscal 2010, operating activities used $2.7 million in cash as a result of a net loss of $21.1 million, partially offset by non-cash charges of $2.4 million as well as a net change of $16.0 million in our net operating assets and liabilities. The net change in our operating assets and liabilities was primarily the result of a $18.5 million increase in deferred revenue as a result of increases in sales of support and maintenance and subscriptions and a $9.4 million increase in accrued and other liabilities as a result of growth in our business. These increases were partially offset by a $10.7 million increase in accounts receivable due to an increase in sales and a $1.2 million increase in prepaid expenses and other assets as a result of growth in our business. Our DSO was 65 days as of July 31, 2010.

Investing Activities

Our investing activities have consisted of purchases of property, equipment, and other assets. We expect to continue to make such purchases to support continued growth of our business.

Cash used in investing activities for fiscal 2010, 2011, and 2012 was $1.7 million, $13.0 million, and $14.6 million, respectively, and was primarily the result of capital expenditures to purchase property and equipment, including $7.0 million for fiscal 2012 related to purchases of demonstration units for use by our customers in evaluating our products and services and capitalized internally developed software costs related to the implementation of our enterprise resource planning system and $7.3 million for fiscal 2011 related to moving our headquarters from Sunnyvale, California to Santa Clara, California.

Financing Activities

Our financing activities have primarily consisted of proceeds from the sale of our common stock in our IPO and redeemable convertible preferred stock and proceeds from the exercises of stock options.

For fiscal 2012, financing activities provided $219.3 million in cash, primarily as a result of net proceeds to us from our IPO and the exercises of stock options.

For fiscal 2010 and 2011, financing activities provided $1.8 million and $2.6 million in cash, respectively, primarily as a result of proceeds from the exercises of stock options.

Contractual Obligations and Commitments

The following summarizes our contractual obligations and commitments as of July 31, 2012:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
		(in thousands)
Operating lease obligations(1)	$14,239	$2,707	$5,295	$4,716	$1,521
Purchase obligations(2)	23,099	23,099	—	—	—

Total(3)(4)	$37,338	$25,806	$5,295	$4,716	$1,521

(1)	Consists of contractual obligations from non-cancellable office space under operating leases.

(2)	Consists of minimum purchase commitments of products and components with our independent contract manufacturer.
(3)	No amounts related to Financial Accounting Standards Board Accounting Standard Codification Topic 740-10, Income Taxes, are included. As of July 31, 2012, we had approximately $0.4 million of tax liabilities primarily related to withholding taxes.
(4)	In September 2012, we entered into two lease agreements for space in Santa Clara, California. Both leases expire in July 2023. We will make payments of approximately $0.5 million during fiscal 2013, $14.5 million from fiscal 2014 through fiscal 2015, $17.7 million from fiscal 2016 through fiscal 2017, and $61.7 million from fiscal 2020 through fiscal 2023.

Off-Balance Sheet Arrangements

Through July 31, 2012, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We generate revenue from the sales of hardware and software products, subscriptions, support and maintenance, and other services primarily through a direct sales force and indirect relationships with distributors, resellers and strategic partners, which we refer to collectively as partners, and, to a lesser extent, directly to end-customers.

Revenue is recognized when all of the following criteria are met:

•	Persuasive Evidence of an Arrangement Exists. We rely upon non-cancelable sales agreements and purchase orders to determine the existence of an arrangement.

•	Delivery has Occurred. We use shipping documents or transmissions of service contract registration codes to verify delivery.

•	The Fee is Fixed or Determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction.

•	Collectability is Reasonably Assured. We assess collectability based on credit analysis and payment history.

We recognize product revenue at the time of shipment provided that all other revenue recognition criteria have been met. At the time of shipment, product revenue generally meets the criteria for fixed or determinable fees as our partners receive an order from an end-customer prior to placing an order with us. In addition, payment from our partners is not contingent on the partner’s success in sales to end-customers. Our partners generally do not stock appliances and only have limited stock rotation rights and no price protection rights. When necessary, we make certain estimates and maintain allowances for sales returns, stock rotation, and other programs based on our historical experience. These estimates involve inherent uncertainties and management’s judgment. If actual results deviate significantly from our estimates, our revenue could be adversely affected. We recognize services revenue from subscriptions and support and maintenance ratably over the contractual service period, which is typically one year, with some up to three years. Other services revenue is recognized as the services are rendered and has not been significant to date.

Most of our arrangements, other than renewals of subscriptions and support and maintenance, are multiple-element arrangements with a combination of hardware, software, subscriptions, support and maintenance, and other services. Products and services generally qualify as separate units of accounting. Our hardware deliverables typically include proprietary operating system software, which together deliver the essential functionality of our products. For multiple-element arrangements, we allocate revenue to each unit of accounting based on an estimated selling price at the arrangement inception. The estimated selling price for each element is based upon the following hierarchy: vendor-specific objective evidence (VSOE) of selling price, if available, third-party evidence (TPE) of selling price, if VSOE of selling price is not available, or best estimate of selling price (BESP), if neither VSOE of selling price nor TPE of selling price are available. The total arrangement consideration is allocated to each separate unit of accounting using the relative estimated selling prices of each unit based on the aforementioned selling price hierarchy. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting any specified performance conditions.

To determine the estimated selling price in multiple-element arrangements, we establish VSOE of selling price using the prices charged for a deliverable when sold separately and, for subscriptions and support and maintenance, based on the renewal rates and discounts offered to partners. If VSOE of selling price cannot be established for a deliverable, we establish TPE of selling price by evaluating similar and interchangeable competitor products or services in standalone arrangements with similarly situated partners. However, as our products contain a significant element of proprietary technology and offer substantially different features and functionality from our competitors, we are unable to obtain comparable pricing of our competitors’ products with similar functionality on a standalone basis. Therefore, we have not been able to obtain reliable evidence of TPE of selling price. If neither VSOE nor TPE of selling price can be established for a deliverable, we establish BESP primarily based on historical transaction pricing. Historical transactions are segregated based on our pricing model and our go-to-market strategy, which include factors such as type of sales channel (reseller, distributor, or end-customer), the geographies in which our products and services were sold (domestic or international), offering type (products or services), and whether or not the opportunity was identified by our sales force or by our partners. In analyzing historical transaction pricing, we evaluate whether a majority of the prices charged for a product, as represented by a percentage of list price, fall within a reasonable range. To further support the best estimate of selling price as determined by the historical transaction pricing or when such information is unavailable, such as when there are limited sales of a new product, we consider the same factors we have established through our pricing model and go-to-market strategy. The determination of BESP is made through consultation with and approval by our management. In determining BESP, we rely on certain assumptions and apply significant judgment. As our business offerings evolve over time, we may be required to modify our estimated selling prices in subsequent periods, and our revenue could be adversely affected.

In multiple-element arrangements where software deliverables are included, revenue is allocated to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned estimated selling price hierarchy. The arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable using the residual method when the VSOE of fair value of the undelivered items exists. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. In determining VSOE of fair value, we evaluate whether a substantial majority of the historical prices charged for a product or service sold on a standalone basis, as represented by a percentage of list price, fall within a reasonably narrow range. If VSOE of fair value of one or more undelivered items does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of: (i) delivery of those elements or (ii) when fair value can be established unless support and maintenance is the only undelivered element, in which case, the entire arrangement fee is recognized ratably over the contractual service period.

Share-Based Compensation

Compensation expense related to share-based transactions, including employee and non-employee director awards, is measured and recognized in the financial statements based on fair value. The fair value of option awards and purchases under our 2012 Employee Stock Purchase Plan (2012 ESPP) is estimated on the grant date. The share-based compensation expense, net of forfeitures, is recognized using a straight-line basis over the requisite service periods of the awards. We estimate a forfeiture rate to calculate the share-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual historical forfeitures.

The fair value of options and 2012 ESPP purchases is determined using the Black-Scholes option-pricing model. Our option-pricing model requires the input of highly subjective assumptions, including the expected term of the award, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. Prior to our IPO, we also made assumptions regarding fair value of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•

Fair Value of Common Stock. Prior to our IPO, our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards were approved, as discussed in “Common Stock Valuations” below.

•

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.

•

Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. We determined the expected term assumption based on our historical exercise behavior combined with estimates of the post-vesting holding period.

•

Volatility. We determine the price volatility factor based on the historical volatilities of our peer group as we did not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the technology industry that are similar to us in size, stage of life cycle, and financial leverage. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy.

The following table summarizes the assumptions relating to our stock options as follows:

	Year Ended July 31,
	2010	2011	2012
Risk-free interest rate	2.0% – 3.0%	0.8% – 1.8%	0.7% – 1.1%
Expected term	6 years	4 years	4 – 6 years
Volatility	51% – 53%	49%	49% – 51%
Dividend yield	—%	—%	—%

In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the share-based compensation for our awards. Quarterly changes in the estimated forfeiture rate can have a significant impact on our share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the assumptions related to our share-based compensation on a prospective basis. As we continue to accumulate additional data, we may have refinements to our estimates, which could materially impact our future share-based compensation expense.

Common Stock Valuations

Prior to our IPO, we were required to estimate the fair value of the common stock underlying our share-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair values of the common stock underlying our share-based awards were estimated by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our share-based awards was determined by our board of directors based on the most recent contemporaneous third-party valuation as of the grant date. If awards were granted a short period of time preceding the date of a valuation report, we assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In such instances, the fair value that we used for financial reporting purposes generally exceeded the exercise price for those awards.

Given the absence of a public market for our common stock prior to our IPO, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	lack of marketability of our common stock;

•	actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	the history of the company and the introduction of new products and services;

•	secondary sales of shares of our capital stock in arm’s length transactions;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	illiquidity of share-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock prior to August 2011, our board of directors determined the equity value of our business using an income approach valuation methodology. The equity value determined by the income approach was discounted for lack of marketability.

The income approach estimates value based on the expectation of future cash flows that a company will generate—such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. In addition, an appropriate discount adjustment was considered to recognize the lack of marketability due to being a closely held entity.

Once the equity value was determined, the option pricing method, or OPM, was utilized to allocate the equity value to each of our classes of stock. The OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent. Prior to August 2011, the OPM was utilized because we could not reasonably estimate the form and timing of potential liquidity events.

In August 2011, we began contemplating a potential liquidity event, and commencing with the September 2011 grants, our board of directors determined the equity value of our business using a combination of the income approach valuation methodology and the market approach valuation methodology. The equity values determined by the income approach and market approach were then weighted to determine the equity value of our business. As we moved closer to our proposed initial public offering the weighting towards the market approach increased, resulting in an increase in the fair value of our common stock.

The market approach uses the probability weighted expected return method, or PWERM, to derive a weighted equity value that was allocated to the common share equivalents outstanding, assuming conversion of preferred shares to common shares. PWERM involves a forward-looking analysis of possible future outcomes. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level within a probability distribution. The market approach that was applied estimated value under an initial public offering scenario based on a range of revenue multiples derived from comparable companies, which included both comparable publicly-traded companies (which we refer to as public companies) and companies that had completed their initial public offerings since 2009 (which we refer to as IPO companies).

When considering which companies to include in our comparable company analysis, we focused on U.S. based companies in the information technology industry in which we operate. For comparable public companies, we focused on companies that address components of the network security market and networking companies with similar business models of generating revenue from the sale of both products and services, companies with a market capitalization greater than $1 billion, companies with revenue growth rates generally greater than 10%, and companies with net income and positive cash flow from operating activities. In considering companies that have recently completed an initial public offering, we selected those companies with business models similar to ours. From time to time we updated the set of comparable companies as new or more relevant information became available. For example, over time we removed companies that had been acquired, added companies that had completed initial public offerings, and revised the list of comparable companies when we received new information related to which companies the market may consider most comparable to us.

Except as described below under “—January and March 2012,” these changes in comparable companies did not result in a material change in fair value between valuations. At each valuation date we used the latest set of comparable companies for estimating market-based inputs to the valuation of our common stock including the determination of the discount rate used.

We granted awards with the following exercise prices between February 2011 and the date of this prospectus:

Grant Date	Number of Awards Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Fair Value
February 22, 2011	506,200	$5.39	$6.62	$1,552,465
February 28, 2011	1,000	5.39	6.62	3,066
March 31, 2011	797,575	5.39	7.23	2,835,379
May 26, 2011	245,000	7.84	7.84	750,068
May 31, 2011	2,000	7.84	7.84	6,116
June 11, 2011	65,000	7.84	8.82	244,277
July 8, 2011	358,250	7.84	9.80	1,612,304
September 30, 2011	2,855,734	10.77	10.77	12,489,267
December 20, 2011	1,343,500	12.45	12.45	7,937,129
March 6, 2012	1,471,800	15.50	15.50	10,769,013
April 18, 2012	267,500	18.59	18.59	2,349,907
May 18, 2012	743,500	20.19	20.19	7,287,438
June 5, 2012	815,500	20.19	33.02	16,430,042
July 19, 2012	328,500	42.00	42.00	13,797,000
September 6, 2012	94,170	N/A	71.41	6,724,680
September 18, 2012	15,000	N/A	69.18	1,037,700
September 20, 2012	11,950	N/A	65.05	777,348

The following discussion relates primarily to our determination of the fair value per share of our common stock issued prior to our IPO for purposes of calculating share-based compensation costs. No single event caused the valuation of our common stock to increase or decrease through June 2012. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock. Notwithstanding the fair value reassessments described below, we believe we applied a reasonable valuation methodology to determine the stock option exercise prices on the respective stock option grant dates.

February 2011

The U.S. economy and the financial markets were continuing to recover following a challenging sales environment in 2010, and consumer spending was slowly increasing. We experienced significant year-over-year revenue growth, generating $27.1 million for the quarter ended January 31, 2011 compared to $11.1 million for the quarter ended January 31, 2010. In light of our recent performance and market conditions, a contemporaneous third-party valuation of our common stock as of December 31, 2010 was prepared using an income approach. The income approach took into consideration the forecast of our expected future financial performance and discounted it to a present value using an appropriate discount rate that reflected our then current cost of capital. A marketability discount was applied to reflect the fact that our common stockholders were unable to liquidate their holdings at will, or possibly at all. The contemporaneous third-party valuations of our common stock determined the fair value of our common stock to be $5.39 per share as of December 31, 2010. The discount rate applied to our cash flows was 35%, and our enterprise value reflected a non-marketability discount of 20%. In February 2011, we granted awards with an exercise price of $5.39 per share.

Subsequently, through April 2011, the U.S. economy and the financial markets continued their recovery, and we experienced significant year-over-year revenue growth, generating $31.2 million for the quarter ended April 30, 2011 compared to $13.3 million for quarter ended April 30, 2010. In light of our recent performance and market conditions, a contemporaneous third-party valuation of our common stock as of April 30, 2011 was prepared using the same income approach as the valuation as of December 31, 2010, other than applying a discount rate to our cash flows of 30%. The decrease in the discount rate to our cash flows from 35% represents a reduction in our inherent risk in financial forecasting as a result of demonstrating our ability to meet or exceed our financial forecasts and resulted in an increase in the fair value of our common stock of approximately $0.58. The contemporaneous third-party valuation determined the fair value of our common stock to be $7.84 per share as of April 30, 2011.

For financial reporting purposes, we applied a straight-line calculation using the contemporaneous third-party valuations of $5.39 per share as of December 31, 2010 and $7.84 per share as of April 30, 2011 to determine the fair value of our common stock granted in February 2011. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of our common stock on this interim date between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on this calculation we assessed the fair value of our common stock for awards granted in February 2011 to be $6.62 per share.

March 2011

In March 2011, we granted awards with an exercise price of $5.39 per share.

For financial reporting purposes, we applied a straight-line calculation using the contemporaneous third-party valuations of $5.39 per share as of December 31, 2010 and $7.84 per share as of April 30, 2011 to determine the fair value of our common stock granted in March 2011. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of our common stock on this interim date between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on this calculation we assessed the fair value of our common stock for awards granted in March 2011 to be $7.23 per share.

May 2011

In May 2011, we granted awards with an exercise price of $7.84 per share.

Between April 2011 and May 2011, the U.S. economy and the financial markets continued their recovery. Throughout May 2011, there was no change to our financial forecast or any other significant events impacting the fair value of our common stock. Based on the factors discussed above and the prior valuation, for financial reporting purposes, we determined the fair value of our common stock for awards granted in May 2011 to be $7.84 per share.

June 2011

In June 2011, we granted awards with an exercise price of $7.84 per share.

Between May 2011 and August 2011, the U.S. economy and the financial markets began to experience volatility, which impacted the market value of our comparable companies, although we experienced significant revenue growth, generating $40.2 million for the quarter ended July 31, 2011 compared to $17.8 million for the quarter ended July 31, 2010. On August 1, 2011, we announced the hiring of a CEO along with the achievement of several key financial metrics for fiscal 2011. In addition, we increased our financial forecast for fiscal 2012 and 2013 due to the continued growth in our revenue. In light of our recent performance, market conditions, and recent changes in management, a contemporaneous third-party valuation determined the fair value of our common stock to be $10.77 per share as of August 31, 2011. The valuation used a 50% weighting of the OPM under a merger and acquisition scenario and 50% weighting of the PWERM under an initial public offering scenario. The discount rate applied to our cash flows was 25%, and our enterprise value reflected a non-marketability discount of 10%. The decrease in the discount rate to our cash flows from 30% represents a reduction in our inherent risk in financial forecasting as a result of continuing to demonstrate our ability to meet or exceed our financial forecasts and resulted in an increase in the fair value of our common stock of approximately $0.50. We decreased our non-marketability discount from 20% to 10% because during this time we began contemplating a potential liquidity event and we could more reasonably estimate the form and timing of a potential liquidity event. This decrease in non-marketability discount resulted in an increase in the fair value of our common stock of approximately $0.51.

For financial reporting purposes, we applied a straight-line calculation using the contemporaneous third-party valuations of $7.84 per share as of April 30, 2011 and $10.77 per share as of August 31, 2011 to determine the fair value of our common stock granted in June 2011. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of our common stock on this interim date between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on this calculation we assessed the fair value of our common stock for awards granted in June 2011 to be $8.82 per share.

July 2011

In July 2011, we granted awards with an exercise price of $7.84 per share.

For financial reporting purposes, we applied a straight-line calculation using the contemporaneous third-party valuations of $7.84 per share as of April 30, 2011 and $10.77 per share as of August 31, 2011 to determine the fair value of our common stock granted in July 2011. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of our common stock on this interim date between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on this calculation we assessed the fair value of our common stock for awards granted in July 2011 to be $9.80 per share.

September 2011

During September 2011, the U.S. economy and the financial markets continued to experience significant volatility. Throughout September 2011, there was no change to our financial forecast or any other significant events impacting the fair value of our common stock. Based on these factors and the prior valuation, we granted awards with an exercise price of $10.77 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for awards granted in September 2011 to be $10.77 per share.

December 2011

Between September 2011 and December 2011, the U.S. economy and the financial markets began to recover and improve. We experienced significant revenue growth as our products gained more market awareness, generating $57.1 million for the quarter ended October 31, 2011 compared to $20.2 million for the quarter ended October 31, 2010. Our number of global end-customers also continued to grow. In light of our recent performance and market conditions, a contemporaneous third-party valuation determined the fair value of our common stock to be $12.45 per share as of November 30, 2011. The valuation used a 50% weighting of the OPM under a merger and acquisition scenario and a 50% weighting of the PWERM under an initial public offering scenario. The discount rate applied to our cash flows was 22%, and our enterprise value reflected a non-marketability discount of 10%. The decrease in the discount rate to our cash flows from 25% represents a reduction in our inherent risk in financial forecasting as a result of continuing to demonstrate our ability to meet or exceed our financial forecasts and resulted in an increase in the fair value of our common stock of approximately $0.30. Throughout December 2011, there was no change to our financial forecast or any other significant events impacting the fair value of our common stock. Based on the factors discussed above and the valuation, we granted awards with an exercise price of $12.45 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for awards granted in December 2011 to be $12.45 per share.

January and March 2012

Between December 2011 and January 2012, the U.S. economy and the financial markets continued to recover and improve. We experienced revenue growth as our products gained more market awareness, generating $56.7 million for the quarter ended January 31, 2012 compared to $27.1 million for the quarter ended January 31, 2011. Our number of global end-customers also continued to grow. In light of our recent performance and market conditions, a contemporaneous third-party valuation determined the fair value of our common stock to be $15.50 per share as of January 31, 2012. The valuation used a 30% weighting of the OPM under a merger and acquisition scenario and a 70% weighting of the PWERM under an initial public offering scenario, as we began making significant progress in our preparation for a potential initial public offering, including the preparation of a registration statement for our IPO filed with the Securities and Exchange Commission. The change in weighting of the OPM and PWERM scenarios resulted in an increase in the fair value of our common stock of approximately $1.47. The discount rate applied to our cash flows was 22%, and our enterprise value reflected a non-marketability discount of 10%. We also added several networking companies with high growth rates to our set of comparable companies based upon new information regarding which companies the market may consider most comparable to us. As a result, the set of comparable companies utilized in the valuation had a slightly higher revenue multiple, and the remaining increase in the fair value of our common stock during this period was primarily related to this change in the set of comparable companies. Throughout February 2012 and the first week of March 2012, there was no change to our financial forecast or any other significant events impacting the fair value of our common stock. Based on the factors discussed above and the valuation, we granted awards in March 2012 with an exercise price of $15.50 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for awards granted in January 2012 and the first week of March 2012 to be $15.50 per share.

April 2012

Between March 2012 and April 2012, the U.S. economy and the financial markets continued to recover and improve. During this time we continued to make progress toward an initial public offering, including the filing of our registration statement on April 6, 2012. In light of our recent progress toward a liquidity event, a contemporaneous third-party valuation determined the fair value of our common stock to be $18.59 per share as of March 31, 2012. The valuation used a 25% weighting of the OPM under a merger and acquisition scenario and a 75% weighting of the PWERM under an initial public offering scenario. The change in weighting of the OPM and PWERM scenarios resulted in an increase in the fair value of our common stock of approximately $0.39. The discount rate applied to our cash flows was 20%, and our enterprise value reflected a non-marketability discount of 10%. The decrease in the discount rate to our cash flows from 22% represents a reduction in our inherent risk in financial forecasting as a result of continuing to demonstrate our ability to meet or exceed our financial forecasts and resulted in an increase in the fair value of our common stock of approximately $0.17. Throughout the first three weeks of April 2012, there was no change to our financial forecast or any other significant events impacting the fair value of our common stock. Based on the factors discussed above and the valuation, we granted awards in April 2012 with an exercise price of $18.59 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for awards granted in April 2012 to be $18.59 per share.

May 2012

Between April 2012 and May 2012, the U.S. economy and the financial markets began to experience volatility, which affected the market value of our comparable companies, although we experienced revenue growth as our products continued to gain more market awareness, generating $65.7 million in revenue for the quarter ended April 30, 2012, compared to $31.2 million for the quarter ended April 30, 2011. During this period we also continued to make progress toward an initial public offering. In light of our recent performance, market conditions, and progress toward a liquidity event, a contemporaneous third party valuation determined the fair value of our common stock to be $20.19 per share as of April 30, 2012, an increase of 8.6% from the fair value of our common stock as of March 31, 2012 despite volatility in the financial markets during this period. This third party valuation, which we refer to as the “April 30 Valuation Report,” used a 20% weighting of the OPM under a merger and acquisition scenario and an 80% weighting of the PWERM under an initial public offering scenario, reflecting our continued progress toward an initial public offering. In applying the PWERM, we assigned an 80% probability to a July 2012 initial public offering and a 20% probability to a January 2013 initial public offering. The change in weighting of the OPM and PWERM scenarios resulted in an increase in the fair value of our common stock of approximately $0.39 from the valuation that was used for purposes of establishing the fair value of options granted in April 2012. Based on the market valuations of companies that had recently completed an initial public offering and indications of forward-looking revenue multiples for the comparable companies included in the April 30 Valuation Report, we determined that a revenue multiple of 3.5x to 5.0x applied to the fiscal 2013 revenue forecast was a reasonable estimation for an initial public offering.

The discount rate applied to our cash flows was 18%, and our enterprise value reflected a non-marketability discount of 10%. The decrease in the discount rate to our cash flows from 20% represents a reduction in our inherent risk in financial forecasting as a result of continuing to demonstrate our ability to meet or exceed our financial forecasts and resulted in an additional increase in the fair value of our common stock of approximately $0.15. Throughout May 2012, there was no significant change to our financial forecast or any other significant events impacting the fair value of our common stock. Based on the factors discussed above and the April 30 Valuation Report, we granted awards in May 2012 with an exercise price of $20.19 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for awards granted in May 2012 to be $20.19 per share.

June 2012

In June 2012, even though the financial markets continued to experience volatility, we hired a new Senior Vice President, Worldwide Field Operations and we continued to perform well against our business plan. We determined, after consultation with the underwriters, that our original anticipated initial offering price range as reflected in our preliminary prospectus dated July 9, 2012 was $34.00 to $37.00 per share. We believe the difference between the fair value of our common stock for awards granted in May 2012, and our original anticipated initial offering price range is a result of the following factors:

First, the initial offering price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created and, therefore, excludes the discounts associated with the timing or likelihood of an initial public offering, which were appropriately included in the April 30 Valuation Report. The assumptions included in the April 30 Valuation Report that changed in the determination of the initial offering price range include a decrease in the non-marketability discount from 10% to 0%, the elimination of any weighting of a merger or acquisition scenario under the OPM, a change in the probability of a July 2012 initial public offering from 80% to 100%, and a change in the discount rate from 18% to 0%.

Second, after discussions among the underwriters, management, and our board of directors, the initial offering price range was informed by the use of a broader group of comparable companies comprised of the comparable companies used in the April 30 Valuation Report and companies that have recently completed their initial public offerings, including software companies with higher growth rates than the comparable companies used in the April 30 Valuation Report. The additional companies have higher relative valuations than the comparable companies included in the April 30 Valuation Report. In addition, the offering price range considered the use of forward financial forecasts for future calendar years, rather than forward financial forecasts based on our fiscal year, which were used in the April 30 Valuation Report.

We estimate that these combined factors resulted in an increase in the fair value of our common stock from $20.19 to $35.50 per share, the midpoint of our original anticipated initial public offering price range.

Based upon all the factors discussed above and due to the proximity of the grants in June 2012 to the date of the determination of our original anticipated initial offering price range and the lack of marketability of the common stock in June 2012, for financial reporting purposes, we applied a non-marketability discount of 7% to $35.50 per share, to determine the fair value of our common stock granted in June 2012. Based on this calculation, we assessed the fair value of our common stock for awards granted in June 2012 to be $33.02 per share.

Share-Based Awards Granted Subsequent to our IPO.

For share-based awards granted subsequent to our IPO, our board of directors determined the fair market value based on the closing price of our common stock as reported on the New York Stock Exchange on the date of grant.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We apply the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax liability as the largest amount that is more likely than not to be realized upon ultimate settlement.

Significant judgment is also required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may impact the provision for income taxes in the period in which such determination is made.

Estimates of future taxable income are based on assumptions that are consistent with our plans. Assumptions represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. Should actual amounts differ from our estimates, the amount of our tax expense and liabilities could be materially impacted.

Contract Manufacturer Liabilities

We outsource most of our manufacturing, repair, and supply chain management operations to our independent contract manufacturer and payments to it are a significant portion of our product cost of revenues. We have employees in our manufacturing and operations organization who manage our relationship with our independent contract manufacturer, manage our supply chain, and monitor product testing and quality. Although we could be contractually obligated to purchase manufactured products, we generally do not own the manufactured products. Product title transfers from our independent contract manufacturer to us and immediately to our partner upon shipment. Our independent contract manufacturer assembles our products using design specifications, quality assurance programs, and standards that we establish, and it procures components and assembles our products based on our demand forecasts. These forecasts represent our estimates of future demand for our products based upon historical trends and analysis from our sales and product management functions as adjusted for overall market conditions. If the actual component usage and product demand are significantly lower than forecast, which may be caused by factors outside of our control, we accrue for costs for manufacturing commitments in excess of our forecasted demand including costs for excess components or for carrying costs incurred by our contract manufacturer, which could have an adverse impact on our gross margins and profitability. To date, we have not accrued significant costs associated with this exposure. As of July 31, 2012, we had approximately $23.1 million of open orders with our contract manufacturer that are non-cancelable.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine that a loss is possible and the range of the loss can be reasonably determined, then we disclose the range of the possible loss. We regularly evaluate current information available to us to determine whether an accrual is required, an accrual should be adjusted or a range of possible loss should be disclosed.

From time to time, we are involved in disputes, litigation, and other legal actions. We are vigorously defending our current litigation matters. However, there are many uncertainties associated with any litigation, and these actions or other third-party claims against us may cause us to incur substantial settlement charges, which are inherently difficult to estimate and could adversely affect our results of operations. The actual liability in any such matters may be materially different from our estimates, which could result in the need to adjust our liability and record additional expenses. Refer to the discussion under “Commitments and Contingencies—Litigation” in Note 4 to Consolidated Financial Statements for information related to pending litigation.

Warranties

We generally provide a one-year warranty on hardware and a three-month warranty on software. We accrue for potential warranty claims as a component of cost of product revenues based on historical experience and other data. Accrued warranty is recorded in accrued liabilities on the consolidated balance sheets and is reviewed periodically for adequacy. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than expected, our gross margin could be adversely affected. To date, we have not accrued any significant costs associated with our warranty.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Singapore dollar and Euro. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. The effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts receivable at July 31, 2012 would not be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. Dollar can increase the costs of our international expansion. To date, we have not entered into any foreign currency hedging contracts, since exchange rate fluctuations have not had a material impact on our operating results and cash flows.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-05, Presentation of Comprehensive Income. The standard requires entities to have more detailed reporting of comprehensive income. The guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. The guidance should be applied retrospectively. We believe that adoption of this guidance will not have a material impact on our consolidated financial position, results of operations, or cash flows.

BUSINESS

Overview

We have pioneered the next generation of network security with our innovative platform that allows enterprises, service providers, and government entities to secure their networks and safely enable the increasingly complex and rapidly growing number of applications running on their networks. The core of our platform is our Next-Generation Firewall, which delivers application, user, and content visibility and control integrated within the firewall through our proprietary hardware and software architecture. Our platform offers a number of compelling benefits for our end-customers, including the ability to identify, control, and safely enable applications while inspecting all content for all threats in real time. We believe our platform also offers superior performance compared to legacy approaches and reduces the total cost of ownership for organizations by simplifying their network security infrastructure and eliminating the need for multiple, stand-alone security appliances. Our products and services can address a broad range of our end-customers’ network security requirements, from the data center to the network perimeter, as well as the distributed enterprise, which includes branch offices and a growing number of mobile devices.

Our platform is based on an innovative traffic classification engine that identifies network traffic by application, user, and content. As a result, it provides in-depth visibility into all traffic and all applications, at the user level, at all times, and at the full speed of the network in order to control usage, content, risks, and threats. This enables our end-customers to transform their organizations by safely enabling applications through a positive security model with fine-grained policy implementation capabilities.

Our platform is delivered in the form of a hardware appliance and includes a suite of subscription services as well as support and maintenance. Our subscription services can be easily activated on any of our appliances without requiring additional hardware or processing resources, thereby providing a seamless implementation path for our end-customers. All of our appliances incorporate our PAN-OS operating system and are based on our proprietary identification technologies, App-ID, User-ID, and Content-ID, which allow security policies to be defined within the context of applications, users, and content. We deliver these capabilities through an innovative, single-pass parallel processing architecture that simultaneously performs multiple identification, security, and networking functions. As a result, our end-customers achieve safe application enablement and advanced levels of security, while maintaining high network performance.

Our team has substantial experience in network security. As a result, we understand the architectural limitations of legacy network security approaches and have designed our platform to avoid these limitations in order to address current network security requirements. We released our Next-Generation Firewall in 2007, and since then, we have grown significantly faster than industry growth rates. We have been recognized as a technology and market leader. Gartner categorized us as a market leader in its “2011 Magic Quadrant for Enterprise Network Firewalls” based on our ability to execute and completeness of vision.(1) As of July 31, 2012, we had over 9,000 end-customers in more than 100 countries.

We serve the enterprise network security market, which consists of Firewall, Unified Threat Management (UTM), Web Gateway, Intrusion Detection and Prevention (IDS/IPS), and Virtual Private Network (VPN) technologies. According to IDC, the worldwide enterprise network security market, defined as IDC’s Network Security market and Web Security market, is estimated to be $10.0 billion in 2012 and is projected to grow to $13.4 billion by 2016.(2)

We sell our platform through a high touch, channel fulfilled sales model. Our business is geographically diversified, with 64% of our total revenue from the Americas, 24% from Europe, the Middle East, and Africa (EMEA), and 12% from Asia Pacific and Japan (APAC) in fiscal 2012.

(1)(2) See notes 1 and 2 in “Market and Industry Data.”

We have experienced rapid growth in recent periods. For fiscal 2010, 2011, and 2012, revenues were $48.8 million, $118.6 million, and $255.1 million, respectively, representing year-over-year growth of 143% for fiscal 2011 and 115% for fiscal 2012, and our net income (loss) was $(21.1) million, $(12.5) million, and $0.7 million, respectively. We have generated positive cash flow provided by operating activities in each of our last nine fiscal quarters.

Industry Background

Organizations are transforming the way they do business as a result of IT innovation. New technology trends, such as the adoption of web-based applications, including SaaS, the consumerization of IT, the proliferation of mobile devices, virtualization, and cloud computing, are changing the way employees consume and organizations manage IT. By embracing these new technology trends, organizations have become more susceptible to security breaches and compromised data.

Legacy approaches to network security have significantly limited the ability of organizations to adopt many of the new applications that leverage new technology trends. Organizations can have thousands of enterprise and consumer applications running on their networks that can be either safe or unsafe depending on the user and usage. In today’s complex application landscape, organizations need the ability to selectively enable certain applications for certain users, while protecting against a wide array of security threats.

Modern Web Applications are Becoming Increasingly Complex

In the early days of the Internet, email and web browsing were the two primary applications that were used. These applications used a set of network port and protocol guidelines to communicate with other network computers:

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Port. A port is a local address that an application uses to access the computer it is connecting to. Ports are numbered 0 to 65536. Certain application types are assigned to certain ports to provide a standard for application development. For example, reading websites (HTTP) is assigned to port 80 and receiving email (POP3) is assigned to port 110.

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Protocol. A protocol is a system of digital message formats and rules for exchanging those messages in or between computing systems. These are essentially a set of procedures that are agreed upon for communicating so that the computer understands the messages, knows how to handle them, and uses them for the right purpose. There are several common network and application protocols: TCP and UDP for network transport, SMTP for email, FTP for file transfers, and HTTP for web browsing.

Historically, developers of email and web browsing applications adhered to industry standards that produced a consistent and reliable framework for matching applications with their intended function. However, a growing number of applications, such as Web 2.0, social media, and SaaS, are allowing users to collaborate and share information on the Internet in ways that previously were not possible. These applications are becoming increasingly and often deliberately more complex and unpredictable and therefore challenging for the legacy firewall. The once rigid relationship between applications and network ports and protocols no longer holds. Web applications can evade legacy detection methods and, from a policy perspective, have now become difficult to classify as good or bad traffic that should or should not be allowed to traverse the network. Moreover, traditional client/server applications are also beginning to leverage the same web-based application protocols, such as HTTP and HTTPS, making them basically invisible to legacy network security approaches. Web applications now make up approximately two-thirds of all network traffic and are becoming more common and critical to core functional areas of an organization, such that shutting them off is not an option. Three key capabilities differentiate modern application behavior from the behavior of traditional email and web browsing. These capabilities are the ability to:

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Spawn New Applications. A single application can start numerous other applications that exploit its trusted network port and protocol. For example, a Gmail session can spawn a Google Talk session from within the Gmail user interface.

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Hop Ports. Applications today can easily be programmed to dynamically switch ports. Popular port hopping applications include BitTorrent, Microsoft SharePoint, and Skype. We believe that approximately two-thirds of the applications used by our end-customers are able to hop ports.

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Utilize Encrypted Connections. Due to increased privacy concerns, encrypted traffic is being increasingly adopted by web applications. For example, consumer applications including Facebook, Twitter, and Gmail have converted to encrypted traffic, and enterprise SaaS applications including Microsoft Office 365, Google Apps, salesforce.com, and WebEx are also all encrypted. Traditionally, encrypted traffic utilized only one port, 443, and it was possible to easily block or allow access to this port. Now, a growing number of applications invoke encryption across multiple ports, and some applications that do not immediately use encryption will spawn additional applications that are encrypted.

Fundamental Shifts in the Application Landscape, User Behavior, and IT Infrastructure Have Led to Increased Network Vulnerability

In addition to modern web applications becoming more complex, organizations have become increasingly dependent on these applications to enable business processes, increase productivity, and decrease costs. We typically see over 1,000 different web applications in operation on our typical end-customer’s network. The transformation of the application landscape and user behavior is being driven by several key themes, all of which are blurring the traditional rigid lines that defined what applications were used, who had the ability to use them, and from what devices they were accessed:

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Rapid Adoption of SaaS. An increasing number of organizations are replacing traditional on-premise software with SaaS applications in order to decrease the upfront cost and time associated with traditional software implementations. For these corporate-deployed SaaS applications, IT departments work to integrate internal databases into the cloud infrastructures of third-party providers. While these applications contribute substantially to employees’ ability to get their jobs done more effectively, they pose increasing security risks as more corporate data is being managed by third parties. Although the IT department has sanctioned these applications, certain applications have features, such as powerful file sharing and collaboration, that can expose organizations to significant risks, such as inbound security attacks and outbound data leakage.

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Consumerization of IT. An increasing number of web applications are used by employees without the knowledge or support of their corporate IT department. The trend of employees adopting technology for consumer use and extending that use to the organization is often referred to as the “consumerization of IT.” This trend is rapidly growing as many applications provide employees low-cost and easy to manage tools for increasing their productivity and efficiency. Some of these applications were designed specifically for enterprise use, while others were originally designed for personal use. Examples of enterprise-designed applications include Basecamp, Microsoft SharePoint, QlikView, salesforce.com, Tableau, and WebEx. Examples of applications that have evolved from personal use to important tools in enterprise contexts are Facebook, Gmail, and Twitter, while yet other applications without established enterprise uses are still traversing the network. Regardless of how an application was designed or originally adopted, all applications, if enabled without proper controls, present significant security vulnerabilities. For example, WebEx provides presentation-sharing functionality that is generally safe but it also provides the ability to share desktop control with another party, which can introduce a significant new vector of attack that cannot be properly controlled if the application is enabled in a coarse way such as block-or-allow control. In addition to enabling applications with granular control, organizations need the ability to selectively enable certain applications for certain users, while protecting against both inbound security threats and outbound data leakage.

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Device Proliferation. Employees are increasingly accessing enterprise applications from mobile devices, such as laptops, tablets, and smart phones, from both within and outside the physical network perimeter. In many cases, these devices are not owned or managed by the organization but are instead personal devices used for enterprise applications. Gartner predicts that, by 2014, 90% of organizations will support corporate applications on personal devices.(3) As a result, just as the diversity of applications and their use cases have continued to rise, the way in which these applications are accessed and the number of devices an employee has at his or her disposal to use enterprise applications have increased substantially. Mobile device proliferation has led to a new set of hardware and software platforms that can now be exploited, creating a major new entry point for hackers.

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Increased Network Traffic. The requirements for low latency are rising as increasingly rich and dynamic web applications are accessed from progressively more powerful devices using high-speed data networks. As network traffic volumes have continued to rise, networking speeds have evolved such that 1Gbps is now pervasive, 10Gbps is being broadly adopted, and the deployment of 40Gbps and 100Gbps networks is on the horizon. Network security must operate at line rate so as to not constrain network performance. As speeds increase, IT departments must move to technologies that keep up with the increased throughput requirements while maintaining the ability to apply security policies. The increased use of robust and latency sensitive applications, including video, VoIP, and social media, and the fact that malicious content is increasingly and deliberately hidden in such applications, has made it even more important for security devices to perform more advanced processing on network traffic without degrading performance.

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Virtualization. The rising cost of IT resources has led to an increasing focus on virtualization. Classic on-premise infrastructures are moving to virtualized and cloud-based infrastructures. This shift, combined with increasing mobile device proliferation and the evolution to high-speed mobile networks, has led to networks and applications becoming more dynamic and complex while increasing their overall sensitivity to risk and latency. In addition, because virtualized environments are not necessarily linked to a physical location, security policies cannot rely solely on network ports and protocols, and IP addresses but must also incorporate application, user, and content identification into its policies.

While these new technologies are enabling organizations to leverage IT innovation to improve productivity and cost effectiveness, they also create a significantly higher state of network vulnerability. Increasingly complex web applications, new device platforms, and increasing use of third-party providers to host corporate data all lead to a much larger “attack surface” for hackers. As a result, at the same time organizations are implementing these changes in IT infrastructure, the IT security threat environment continues to escalate.

Organizations today are more focused than ever on IT security threats as the frequency and severity of attacks continue to rise. According to Gartner’s “Security Management Strategy Planning Best Practices” report, by 2014, 70% of IT risk and security officers in the Global 2000 organizations will be required to report at least annually to their board of directors on the state of IT security.(4) Hackers and malicious insiders have become more organized and motivated for financial gain, leading to the use of new advanced attack techniques and customized zero-day malware in the application layer for the theft of valuable data. For example, many large organizations have recently been the victims of highly publicized, sophisticated attacks that have resulted in costly data breaches and reputational harm. Traditional network-based attacks are relatively easy to detect and remediate as many occurrences can be observed and used to provide threat prevention signatures. However, organizations remain vulnerable to highly targeted attacks aimed at exploiting network-specific applications or weaknesses. Hackers are increasingly leveraging powerful new tactics including evasive applications, proxies, tunneling, encryption techniques, vulnerability exploits, buffer overflows, DoS/DDoS attacks, botnets, and port scans. Organizations are also more vulnerable to targeted attacks against individuals within the organization such as through social engineering. As a result, organizations are being forced to increase their investment in network security infrastructure to prevent unauthorized access to valuable and sensitive data and the potential financial loss and reputational harm that could result.

(3)(4) See notes 3 and 4 in “Market and Industry Data.”

The Legacy Network Security Model Prevents Organizations from Safely Enabling Modern Web Applications

Despite the rapidly changing application and threat landscape, the firewall, the mainstay of network security that serves as the barrier between an organization’s trusted, internal network and the Internet, has remained largely unchanged for decades. These legacy firewalls operate at the perimeter of the network: controlling traffic that moves between a trusted network, such as an internal corporate network, and un-trusted networks, such as the Internet. The firewall creates a barrier and controls access by either allowing or blocking traffic. Legacy firewalls examine the network port and protocol of the data packets through a classification approach known as stateful inspection which was designed to decide whether or not to let traffic associated with the inspected packets pass. If the initial packets are allowed to pass, subsequent associated packets are not inspected because they are assumed to be safe. Network port and protocol combinations that do not fit into the rules are blocked. This binary negative security model works well when applications adhere to standardized port numbers and protocols and network traffic behaves in a predictable fashion, such as basic email and web browsing applications. However, because the relationship between applications and network ports and protocols is becoming less standardized and less predictable, legacy stateful inspection firewall technology can no longer provide the level of security, control, and intelligence required by organizations to safely enable and control today’s applications. As a result, by using legacy approaches, organizations have faced the dilemma of either unsafely allowing or completely blocking Web 2.0, social media, SaaS, and other productivity enhancing applications.

In an attempt to compensate for the limitations of the stateful inspection firewall technology with respect to this new application and threat landscape, three approaches have evolved:

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Stateful Inspection Helpers. As applications became more complex and threats became more pervasive, a variety of additional, standalone network security appliances were introduced to attempt to supplement the capabilities of the legacy stateful inspection firewall to compensate for its limitations. This created several large and distinct markets for web proxies, web filters, SSL-VPN, intrusion detection and prevention systems, DLP, IPsec, and Hybrid VPN Gateways, which, according to IDC, collectively represents an estimated $5.1 billion market in 2012.(5) These devices lack integration, often rely on disparate malware signature libraries and policies, and often introduce significant network latency given the multiple scans that they must conduct. While this approach provides additional security, it offers only partial visibility and control, introduces additional complexity and cost, and decreases reliability and throughput while increasing latency in the network.

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Unified Threat Management (UTM). To address the complexity and cost issues of operating distinct helper technologies, hardware and software-based UTMs were introduced. While this approach has been successful in reducing network security complexity and cost by consolidating security functions into one product, it continues to rely on stateful inspection technology preventing it from scanning all traffic and providing native application and user visibility. This results in a simple block-or-allow control model over applications, users, and content. Moreover, as additional security functions are activated in this approach, performance can decline dramatically.

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Application Control Blades. In an attempt to overcome the fundamental application visibility limitations of stateful inspection, application control blades have recently been introduced to augment legacy firewalls and UTMs. These application control blades are designed to identify applications only after the traffic is passed through the firewall, resulting in all the limitations associated with stateful inspection, including the fact that once the application control blade properly identifies an application, the only two control options are to either block or allow all traffic associated with that application. Furthermore, after an initial decision is made to allow the traffic to pass, the traffic will no longer be identified, even though the application can alter its behavior and spawn new applications. This inherent limitation thus prevents the system from being truly secure. As with all helper and UTM approaches,

(5)	See note 2 in “Market and Industry Data.”

the processing power required to run all traffic through this sequential traffic scan results in significant performance degradation. As a result, application control blades cannot look for applications on non-standard ports and do not scan all traffic for applications. These factors prevent this approach from being able to provide safe application enablement at low latency and high throughput.

Consequently, we believe any approach based on stateful inspection is fundamentally limited, including those consolidating multiple technologies into one appliance or software blades or those which add application control blades. We believe these approaches cannot safely enable any applications, other than web browsing and email, for which stateful inspection was designed.

Approaches to Address the Evolving Application and Threat Landscape

Organizations Need a Fundamentally New Approach to Network Security

Changing application dynamics, mobile device proliferation, increasing network speeds, and the disappearing perimeter are all trends that have moved at a faster pace than the traditional network security infrastructure. As a result, it has become increasingly critical for organizations to find a new approach to their network security infrastructure in order to keep up with the pace of IT change. Most central to this new approach is the need for a comprehensive understanding of application, user, and content of network traffic. This understanding allows organizations to gain complete visibility and control of their network security and risk posture and go beyond a classic block-or-allow approach of a negative security model to a policy-based approach that safely enables applications yet stops the threats that exploit them. To accomplish this, we believe organizations require a next-generation network security platform that incorporates the following key elements:

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Improved Application Visibility and Control. Identifying applications, not ports or protocols, is now the key to managing security risks. The next-generation network security platform needs to be built around identifying applications regardless of their port or protocol. In addition to identifying applications, next-generation network security platforms need to give administrators superior policy control by providing the ability to enable access to all, none, or certain features of any particular application, for any particular user, in any particular business context. For example, organizations may want to safely enable users in human resources to access communication functionality on LinkedIn for recruitment purposes but disable the same functionality for other users.

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Protection Against Threats, Vulnerabilities, Data Leakage, Abusive Use, and Targeted Malware. Organizations must protect their network in real time against vulnerability exploits and malware embedded in all incoming network traffic. For traffic leaving the network, organizations need to prevent sensitive data such as credit card and social security numbers from being accidentally or intentionally leaked. Organizations also need to be able to inspect encrypted and compressed traffic in real time.

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High Performance and Low Latency. As network traffic continues to increase dramatically and as the adoption of latency sensitive applications increases, organizations cannot compromise the performance of their networks to solve for security. The next-generation network security platform needs to operate and apply security policy at extremely high rates of data transmission without introducing significant latency.

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Simplified Security Infrastructure and Lower Total Cost of Ownership. The next-generation network security platform should solve the current security, performance, and application enablement challenges of organizations while also integrating and simplifying the IT security infrastructure, application, and enforcement of security policy and reducing the total cost of ownership.

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Deployment Flexibility for Any Point in the Network. The next-generation network security platform should provide a single platform that is uniformly optimized for any point within the network, from the branch office to the data center, as well as across physical and virtualized and cloud-based infrastructures and across all types of computing and mobile devices.

Our Solution

Our platform offers a fundamentally new approach to network security and allows organizations to secure their networks and safely enable the increasingly complex and rapidly growing number of applications running on their networks. The core of our platform is our Next-Generation Firewall, which delivers application, user, and content visibility and control integrated within the firewall through our proprietary hardware and software architecture.

Our platform includes a Next-Generation Firewall available in a broad range of appliances that are designed to serve the needs of our end-customers across their network, including at the network perimeter, the data center, and the distributed enterprise. In conjunction with our appliances, our platform includes a suite of best of breed security subscription services, which can be easily implemented on any of our appliances without requiring additional hardware or processing resources, and therefore provide a seamless implementation path for additional network security capabilities. All of our appliances incorporate our PAN-OS operating system and are based on our proprietary identification technologies, including App-ID, User-ID, and Content-ID, which allow security policies to be defined within the context of applications, users, and content. This approach allows network security to be managed with a positive security model, enabling controlled access instead of solely preventing access like legacy firewalls. Organizations can significantly improve their security and risk posture by flexibly enabling a custom set of trusted applications as opposed to developing individual rules and signature sets to block a near infinite number of potentially threatening traffic streams. We believe our ability to apply this positive security model as soon as each packet enters the network to safely enable applications and protect against attacks that exploit these applications is distinct from the stateful inspection approach used by legacy firewall technologies.

The key benefits of our next-generation network security platform include its ability to:

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Identify, Control, and Safely Enable Applications. Our platform provides visibility and control over applications, users, and content, regardless of port, protocol, evasive tactics, or encryption. This allows our end-customers to safely enable almost any application. Our platform can identify more than 1,400 applications, which we believe substantially covers the universe of known applications, and we add an average of five new applications each week. By delivering application and user intelligence in the firewall, we enable organizations to make policy decisions and enforce those policies with fine-grained controls, all within our unique and flexible, policy-based software architecture.

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Inspect All Content for All Threats in Real Time. Our platform allows end-customers to limit traffic to approved applications and scan it in real time and in context for threats, including exploits, viruses, spyware, confidential data leaks, and targeted malware. Our platform brings best of breed security disciplines into a single context that enables organizations to see beyond individual security events and recognize the interconnection of exploits, malware, URLs, anomalous network behaviors, and targeted malware across their entire application spectrum. We also recently introduced WildFire, our cloud-based, advanced malware analysis service that automatically examines suspicious executable files in a virtualized environment and automatically generates signatures to block malicious traffic and commands.

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Deliver High Throughput and Performance. Our platform examines all network traffic only once, using hardware with dedicated processing resources for security, networking, content scanning, and management to provide real-time performance at the full speed of the network with very low latency. Additionally, our appliances are designed to always run all our technologies as well as all our add-on software subscription services, so when end-customers deploy one or more of our services, they experience no significant degradation of network performance.

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Simplify Network Security Infrastructure and Reduce Total Cost of Ownership. Our platform provides our end-customers a broad range of network security functionality delivered through a single platform, allowing them to simplify their network security infrastructure and achieve a substantially lower total cost of ownership, eliminating the need for multiple, stand-alone security appliances. Our platform is priced based on throughput as opposed to traditional approaches that rely on per seat or user based pricing. As a result, we believe our platform allows our end-customers to greatly simplify their network security infrastructure and to substantially reduce their network security capital expenditures and operating expenses associated with network security related support contracts, subscriptions, management systems and overhead, power and HVAC consumption, as well as costs associated with headcount, deployment, integration, and training their own employees to maintain their network security systems.

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Enable Diverse Deployment Scenarios. Our platform can be broadly deployed in the enterprise network environment, including in the data center, at the network perimeter, through the distributed enterprise, and in the evolving environments of cloud computing, virtualization, and mobility. In all of these scenarios, our platform can be deployed as the main firewall replacement, as a secondary in-line device adjacent to an existing firewall for additional security functionality, or as a platform for application visibility.

Our Strategy

Our goal is to be the global leader of network security solutions for enterprises, service providers, and government entities. The key elements of our growth strategy are:

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Extend Our Network Security Technology Leadership through Continued Innovation. We believe we are disrupting the network security market with our next-generation network security platform. We intend to extend our technology leadership in network security by continuing to innovate and invest in research and development to enhance our products and services, such as WildFire, our cloud-based advanced malware analysis service, that we introduced in November 2011. We also intend to develop new security subscription services, new physical and virtual appliances, and additional management capabilities.

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Promote Our Disruptive Platform to Grow Our End-Customer Base. We intend to grow our base of end-customers by promoting our disruptive platform, increasing our investment in direct sales and marketing, leveraging our network of motivated channel partners, furthering our international expansion, and entering into strategic partnerships. We currently have end-customers in more than 100 countries and generate a significant amount of our revenues from international end-customers. We recently commenced sales operations in Brazil, China, Mexico, India, and Russia, and plan to continue growing our presence across geographies where we can continue to capitalize on the significant network security opportunity. We recently announced the intent to deliver a joint solution with Citrix that is designed to simplify how enterprises securely accelerate application delivery on next-generation networks.

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Increase Sales to Existing End-Customers. We believe the strong relationships and high customer satisfaction we maintain with our more than 9,000 end-customers provide us with the opportunity to drive incremental demand for our products. We have successfully expanded, and intend to continue expanding, end-customers from a single deployment of our products to broader deployments across the organization. Our end-customers typically refresh key components of their network security infrastructure every three to five years, which provides an attractive recurring opportunity for us to sell additional products and services once we have made an initial sale. We also intend to sell additional subscription services to existing end-customers, which provides us with incremental recurring revenue opportunities on each platform we sell. With our most significant end-customers, revenue from follow-on sales of our products and services has been multiples of the revenue we realized from those end-customers’ initial purchases.

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Focus on Customer Satisfaction. We intend to continue to prioritize end-customer satisfaction. This typically results in new sales opportunities within existing end-customers, which typically have shorter sales cycles than new sales opportunities. We also gain valuable feedback from our existing end-customers, which helps enhance our customer support and development roadmap. Finally, references are critical in the security industry, as end-customers routinely rely on feedback from their peers, even if they are direct competitors. Our end-customers routinely serve as references for us with new prospective customers. We intend to continue to be highly focused on exceeding the expectations of our end-customers.

Competitive Strengths

We believe we have a number of competitive advantages that will enable us to maintain and extend our leadership position in next-generation network security. Our competitive strengths include:

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Next-Generation Network Security Platform Built from the Ground Up. We were founded with a vision to fix the limitations of legacy approaches to network security and to redesign the firewall so it can once again be the most strategically important point of network control. Our approach to network security focuses on integrating application visibility and control within the firewall. We integrate our application, user, and content classifications in our single-pass software with purpose-built hardware to deliver a comprehensive security platform while also maximizing performance. We have spent more than six years developing our platform and have recently released the ninth version of our PAN-OS operating system.

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Industry Leading Application and Threat Expertise. Our proprietary application and threat research team provides research on emerging threats and the rapidly evolving application landscape. We leverage our expertise on new and emerging applications and threats to provide updates to our platform multiple times per week. Our team is also actively engaged in the research and development of protection against all other forms of malware. Our internal application and threat research capabilities position us as an IT security thought leader and differentiate us from other network security companies that repackage threat technologies from one or more security vendors.

•	Experienced Technology Team. We have assembled a team of leading technology experts from well-established network and security companies who are focused on developing our proprietary technologies. Our engineering team includes technology experts with proven track records of developing the fundamental technologies underlying legacy approaches to network security, including the invention of stateful inspection, delivery of network security technologies through a hardware platform, and intrusion detection and prevention. As a result, we believe we are uniquely positioned to address the limitations associated with legacy approaches and execute on our core mission of reinventing the network security industry.

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Large and Growing End-Customer Base. We focus on serving enterprises, service providers, and government entities, and we have seen significant momentum in the adoption of our platform as our end-customer base has increased from approximately 1,800 as of July 31, 2010 to over 9,000 as of July 31, 2012. We work closely with our end-customers to ensure that they have a positive experience with our platform and are given the support and service they need to successfully implement our products. Our close relationships with our end-customers allow us to develop insights and knowledge into how they use our products. This has allowed us to rapidly improve our products to meet the needs of our end-customers and stay ahead of our competitors.

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Clear Leadership Position. We were the first company to define and lead the industry’s transition from the legacy stateful inspection approach to the next-generation firewall paradigm, and we believe that our position as a technology and market leader contributes to our ability to maintain and grow our leadership position in the network security market. In February 2012, our Next-Generation Firewall was awarded a “Recommended” rating in the NSS Labs inaugural “Next-Generation Firewall Group Test” for its superior threat prevention, performance and value. Gartner categorized us as a market leader in its “2011 Magic Quadrant for Enterprise Network Firewalls” based on our ability to execute and completeness of vision.(6)

Our Go-to-Market Strategy

In addition to redesigning the fundamental architecture of the firewall, we have also grown our business by redesigning the traditional go-to-market approach in the network security industry. Despite the fact that firewall purchase represents a highly rigorous, methodical, and strategic, network infrastructure purchase decision, our go-to-market strategy has allowed us to rapidly increase our end-customer base. In addition, the significant majority of our end-customers have made repeat purchases of our products and subscribe to one or more of our subscription services. Key elements of our go-to-market strategy include:

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Targeting New End-Customers through Multiple Initial Insertion Points. We leverage all capabilities of our platform to target new sales opportunities through multiple initial insertion points at each end-customer. While we typically seek to deploy our platform as a firewall replacement in an end-customer, our platform can also be deployed for other network security functions behind an existing firewall. Examples of such sales opportunities include IPS, web filtering, and network anti-virus replacements. In deployment scenarios where we do not initially replace the firewall, our end-customers frequently realize the enhanced visibility and control benefits of our architecture, which oftentimes enables us to replace the end-customer’s existing firewall. Regardless of the initial deployment, we believe that we can accelerate refresh cycles for the existing firewall and its helpers because end-customers realize they can increase security, improve performance, and simplify their network architecture by eliminating unnecessary devices.

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Promoting Our Platform’s Capabilities to Upsell to Existing End-Customers. Our architecture enables our end-customers to easily activate additional subscription services with minimal implementation effort. Since no additional hardware, software, or processing resources are needed to implement our subscription services, the process of adding new services is trivial to our end-customers. They simply need to purchase an annual subscription service and activate the service on our platform with a license key. This seamless upsell capability offers us significant recurring revenue opportunities

(6)	See note 1 in “Market and Industry Data.”

from subscription services over time. As we further expand our coverage with existing end-customers and continue to augment our platform by introducing new subscription services, our approach could significantly increase our subscription revenues.

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Leveraging Our Highly Incentivized Channel Model. We have carefully developed our channel partner network by fostering in-depth relationships with solutions-oriented partners, versus trying to just sign as many partners as possible. We incentivize our accredited channel partners on both the initial products and services sale as well as on subsequent product and subscription sales, by allowing them to purchase our products and services at a discount to our list prices and then reselling them to our end-customers. This motivates our channel partners to maintain high levels of end-customer satisfaction and to promote products and services upsell. We operate a two-tier channel model, while other companies will oftentimes look for opportunities to initiate direct sales and service relationships with their end-customer when the economics seem attractive.

Technology

We combine our proprietary Single Pass Parallel Processing (SP3) hardware and software architecture and PAN-OS operating system to provide a comprehensive network security platform. The core of our platform is our Next-Generation Firewall, which integrates application visibility and control and is comprised of three identification technologies, App-ID, User-ID, and Content-ID. These technologies allow organizations to enable the secure use of applications while managing the inherent risks of doing so. These fine-grained policy management and enforcement capabilities are delivered at low latency, multi-gigabit performance through our innovative SP3 architecture.

Our Platform Technology: PAN-OS and SP3

App-ID. Our application classification engine, called App-ID, uses multiple identification techniques to determine the exact identity of applications traversing the network. App-ID is the foundational classification engine that provides the core traffic classification to all other functions in our platform. The App-ID classification is used to invoke other security functions.

App-ID Architecture

App-ID uses a series of classification techniques to accurately identify an application. When traffic first enters the network, App-ID applies an initial policy check based on IP protocol and port. Signatures are then applied to the traffic to identify the application based on application properties and related transaction characteristics. If the traffic is encrypted and a decryption policy is in place, the application is first decrypted, then application signatures are applied. Additional context-based signature analysis is then performed to identify known protocols that may be hiding other applications. Encrypted traffic that was decrypted is then re-encrypted before being sent back into the network. For evasive applications that cannot be identified through advanced signature and protocol analysis, heuristics or behavioral analysis are used to determine the identity of the application. When an application is accurately identified during this series of successive techniques, the policy check determines how to treat the application and associated functions. The policy check can block the application, allow it and scan for threats, inspect it for unauthorized file transfer and data patterns, or shape its use of network resources by applying a quality-of-service policy.

App-ID consistently classifies all network traffic, including business applications, consumer applications, and network protocols, across all ports. Consequently, there is no need to perform a series of signature checks to look for an application that is thought to be on the network. App-ID continually monitors the state of the application to determine if the application changes. Our platform only allows applications within the policy to enter the network, while all other applications are blocked.

Internally developed or custom applications can be managed using either an application override or custom App-IDs. End-customers can use either of these mechanisms to apply the same level of control over their internal or custom applications that they apply to common applications. Because the application landscape is constantly changing, our research teams are constantly updating our App-ID classification engine. We deliver updated App-IDs automatically to our end-customers through our weekly update service.

User-ID. User-ID integrates our platform with a wide range of enterprise user directories and technologies, including Active Directory, eDirectory, Open LDAP, Citrix Terminal Server, Microsoft Exchange, Microsoft Terminal Server, and ZENworks. A network-based, User-ID agent communicates with the domain controllers, directories, or supported enterprise applications, mapping information such as user, role, and current IP address to the firewall, making the policy integration transparent. In cases where user repository information does not include the current IP address of the user, a transparent, captive portal authentication or challenge/response mechanism can be used to tie users into the security policy. In cases where a user repository or application is in place that already has knowledge of users and their current IP address, a standards-based API can be used to tie the repository to our platform.

Content-ID. Content-ID is a collection of technologies that enables many of our subscription services. Content-ID combines a real-time threat prevention engine, a cloud-based analysis service, and a comprehensive URL categorization database to limit unauthorized data and file transfers, detect and block a wide range of threats, and control non-work related web surfing.

The threat prevention engine blocks several common types of attacks, including vulnerability exploits, buffer overflows, and port scans from compromising and damaging enterprise information resources. It includes mechanisms such as protocol decoder-based analysis, protocol anomaly-based protection, stateful pattern matching, statistical anomaly detection, heuristic-based analysis, custom vulnerability, and spyware “phone home” signatures.

Our cloud-based analysis service, called WildFire, provides a near real-time analysis engine for detecting previously unseen modern malware. The core component of WildFire is a sandbox environment where files can be run and monitored for more than 70 behavioral characteristics that identify the file as malware. Once identified, signatures are automatically generated and delivered to all devices that subscribe to the WildFire service. By providing WildFire as a cloud-based service, all of our end-customers benefit from malware found on a single network.

Our URL filtering database consists of millions of URLs across many categories and is designed to monitor and control employee web surfing activities. The on-appliance URL database can be augmented to suit the traffic patterns of the local user community with a custom URL database. URLs that are not categorized by the local URL database can be pulled into an on-appliance data cache from a very extensive, cloud-based URL database. The data filtering features in our platform enable policies that reduce the risks associated with the transfer of unauthorized files and data. This can be achieved by blocking files by type, by controlling sensitive data, such as credit card and social security numbers in application content or attachments, and by controlling file transfers within applications.

Single-Pass Parallel Processing Architecture (SP3). SP3 has two elements: single-pass software and parallel processing hardware.

Our single-pass software accomplishes two key functions in our platform. First, it performs operations once per packet. As a packet is processed, the networking functions, the policy lookup, the application identification and decoding, and the signature matching for any and all threats and content are all performed simultaneously. This significantly reduces the amount of processing required to perform multiple functions in one security device. Second, the content scanning step is stream-based and uses uniform signature matching to detect and block threats. Instead of using multiple scanning passes and file proxies, which require download prior to scanning, our single-pass software scans content once in a stream-based fashion to minimize latency. This results in very high throughput and low latency, even with all security functions active. It also offers a single, fully integrated policy, thus enabling easier management of enterprise network security.

Our parallel processing hardware is designed to optimize single-pass software performance through the use of separate data and control planes, which means that heavy utilization of one does not negatively impact the performance of the other. Our hardware also uses discrete, specialized processing groups to perform critical functions. On the data plane, this includes functions such as networking, policy enforcement, encryption and decryption, decompression, and content scanning. On the control plane, this includes configuration management, logging, and reporting.

We believe that the combination of single-pass software and parallel processing hardware is unique in the network security industry and allows our platform to safely enable applications at very high levels of performance and throughput.

PAN-OS Operating System. The PAN-OS operating system provides the foundation for our network security platform and contains App-ID, User-ID, and Content-ID. PAN-OS performs the core functions of our platform while also providing the networking, security, and management functions needed for implementation. The PAN-OS networking functions include dynamic routing, switching, high availability, and VPN support, which enables deployment into a broad range of networking environments.

Our platform has the ability to enable a series of virtual firewall instances or virtual systems. Each virtual system is an independent (virtual) firewall within the device that is managed separately and cannot be accessed or viewed by any other administrator of any other virtual system. This capability allows enterprises and service providers to separate firewall instances in departmental and multi-tenant managed services scenarios.

The security functions in PAN-OS are implemented in a single security policy and include application, application function, user, group, port, and service-based elements. Policy responses can range from open (allow but monitor for activity), to moderate (enabling certain applications or functions), to closed (deny). The tight integration of application control, users, and groups, and the ability to scan the allowed traffic for a wide range of threats minimizes the number of policies.

PAN-OS also includes attack protection capabilities, such as blocking invalid or malformed packets, IP defragmentation, TCP reassembly, and network traffic normalization. PAN-OS eliminates invalid and malformed packets, while TCP reassembly and IP de-fragmentation is performed to ensure the utmost accuracy and protection despite any attack evasion techniques.

Certifications. Our products have been awarded FIPS 140-2 Level 2, Common Criteria/NIAP EAL 2 and ICSA Firewall certifications and are in evaluation for Common Criteria/NIAP EAL4+ and NEBS certifications.

Products

(1)	Firewall Throughput corresponds to the throughput of the appliance with the firewall capabilities and App-ID enabled.
(2)	Complete Protection Throughput corresponds to the throughput of the appliance after activating the Threat Prevention, URL Filtering, and WildFire subscription services.
(3)	Limited functionality is currently provided without a subscription fee.

Appliances. All appliances come with the same rich set of features ensuring consistent operation across the entire product line. These features include: application visibility and control (App-ID), user identification (User-ID), site-to-site VPN, remote access SSL VPN, and Quality-of-Service (QoS). We classify our appliances based on throughput.

Panorama. Panorama is our centralized security management solution for global control of all of our appliances deployed on an end-customer’s network. Panorama is used for centralized policy management, device management, software licensing and updates, centralized logging and reporting, and log storage. Panorama controls the security, NAT, QoS, policy based forwarding, decryption, application override, captive portal, and DDoS/DoS protection aspects of the appliances and virtual systems under management. Panorama centrally manages device software and associated updates, including SSL-VPN clients, GlobalProtect clients, dynamic content updates, and software licenses. Panorama offers the ability to view logs and run reports from all managed appliances without the need to forward the logs and to report on aggregate user activity for all users, including mobile users. Panorama reliably expands the log storage for long-term event investigation and analysis through high-availability features for central management.

Virtual System Upgrades. Virtual System Upgrades are available as extensions to the Virtual System capacity that ships with the appliance. Virtual Systems provide a virtualization solution to our large enterprise and service provider end-customers that implement large data centers, private cloud, and public cloud security infrastructures and need to support a multi-tenant firewall environment.

Services

Subscription Services. We offer a number of subscription services as part of our platform. These services include:

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Threat Prevention Subscription. This service provides the intrusion detection and prevention capabilities of our platform. Our threat prevention engine blocks vulnerability exploits, viruses, spyware, buffer overflows, denial-of-service attacks, and port scans from compromising and damaging enterprise information resources. It includes mechanisms such as protocol decoder-based analysis, protocol anomaly-based protection, stateful pattern matching, statistical anomaly detection, heuristic-based analysis, custom vulnerability, and spyware phone home signatures.

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URL Filtering Subscription. This service provides the URL filtering capabilities of our platform. The URL filtering database consists of millions of URLs across many categories and is designed to monitor and control employee web surfing activities. The on-appliance URL database can be augmented to suit the traffic patterns of the local user community with a custom URL database. URLs that are not categorized by the local URL database can be pulled into a separate, cache-based URL database from a very extensive, cloud-based URL database.

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GlobalProtect Subscription. This service provides protection for mobile users of both traditional laptop devices and mobile devices. It expands the boundaries of the physical network, effectively establishing a logical perimeter that encompasses remote laptop and mobile device users irrespective of their location. When a remote user logs into the device, GlobalProtect automatically determines the closest gateway available to the roaming device and establishes a secure connection. Windows and Apple laptops as well as such mobile devices as Apple iPhones and iPads, will stay connected to the corporate network whenever they are on a network of any kind. As a result they are protected as if they never left the corporate campus. GlobalProtect ensures that the same secure application enablement policies that protect users at the corporate site are enforced for all users, independent of their location.

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WildFire Subscription. This service provides protection against modern targeted malware. Its cloud-based analysis service provides a near real-time analysis engine for detecting previously unseen modern malware. The core component of this service is a sandbox environment where files can be run and monitored for more than 70 behavioral characteristics that identify the file as malware. Once identified, signatures are automatically generated and delivered to all devices that subscribe to the service. By providing this as a cloud-based service, all of our end-customers benefit from malware found on any network. WildFire is currently available with limited functionality for which we do not charge a subscription fee. We intend to charge a subscription fee in the future as we introduce advanced functionality into the service.

Support and Maintenance. We offer technical support on our products and subscriptions to our end-customers and channel partners. We offer Standard Support, Premium Support, and 4-hour Premium Support. Our channel partners that operate a Palo Alto Networks Authorized Support Center (ASC) typically deliver level-one and level-two support. We provide level-three support 24 hours a day, seven days a week through regional support centers that are located worldwide. We also offer an annual subscription-based Technical Account Management (TAM) service that provides dedicated support for end-customers with unique or complex support requirements. We offer our end-customers ongoing maintenance services for both hardware and software in order to receive ongoing security updates, PAN-OS upgrades, bug fixes, and repair. These services are typically sold to end-customers for a one-year term at the time of the initial product sale and typically renew for successive one-year periods. Additionally, we provide expedited replacement for any defective hardware. We use a third-party logistics provider to manage our worldwide deployment of spare appliances and other accessories.

Professional Services. Professional services include on-location, hands-on experts that plan, design, and deploy effective security solutions tailored to our end-customers’ specific requirements. We generally do not directly provide such professional services to our end-customers. Instead, we primarily deliver these resources through our authorized partners. These services include application traffic management, solution design and planning, configuration, and firewall migration. Our Education Services provide classroom-style training and are primarily delivered through our authorized partners.

Customers

We sell our platform through our channel partners to end-customers globally. Our end-customers are predominantly medium to large enterprises, service providers, and government entities. Our end-customers operate in a variety of industries, including education, energy, financial services, healthcare, Internet and media, manufacturing, public sector, and telecommunications. Our end-customers deploy our platform for a variety of security functions across a variety of deployment scenarios. Typical deployment scenarios include the enterprise perimeter, the enterprise data center, and the distributed enterprise perimeter. Our end-customer deployments typically involve at least one pair of our products along with one or more of our subscription services, depending on size, security needs and requirements, and network complexity. As of July 31, 2012, we had shipped our products to over 9,000 end-customers worldwide. No single end-customer accounted for more than 10% of our total revenue in fiscal 2012.

Customer Case Studies

The following are examples of successful deployments of our platform to safely enable applications, prevent threats, and simplify infrastructure and operations:

Global Financial Services Organization

Problem : A multi-billion dollar, North America-based, global financial services organization was unable to use its existing firewall for its changing business needs and heightened demand for throughput. The organization’s primary focus was a high performance platform that could enable business adoption of modern Web 2.0 and SaaS applications and keep up with their increasing business and throughput needs.

Solution and Benefits: In June 2011, after an extensive evaluation process, this organization chose our platform to replace their legacy perimeter firewall and IPS. This allowed them to safely enable applications, meet their high throughput needs, and improve the central management of their network security components. Subsequently this organization has deployed our platform throughout the data center and perimeter.

Large US Federal Agency

Problem: A large US federal agency with more than a million users and several access points around the world needed to refresh their content filtering platform to allow their constituents to safely use the Internet and participate responsibly in social media applications, such as Facebook and Twitter.

Solution and Benefits: In October 2009, we started our relationship with this agency by replacing their existing URL filtering products with our platform in the perimeter as a content filter. Subsequently, based on the superior control, performance, and management capabilities of our platform, this agency selected us to replace their existing perimeter and data center firewalls, IPS, and anti-malware products.

Global High-Tech Manufacturer

Problem: A large, global high-tech manufacturer had a highly fragmented network security approach resulting in multiple network security devices in addition to multiple firewalls. Despite these investments, the organization was unable to prevent many threats from entering its network or to safely enable modern applications such as instant messaging.

Solution and Benefits: In June 2008, we were initially selected to provide threat prevention and application enablement functions in parts of the perimeter of this organization. After a successful rollout of this project we were selected to replace the existing firewalls and IPS products in both the company-wide perimeter as well as the data center. Our platform helped this organization improve its security, enable the safe adoption of SaaS and social media applications, and reduce a number of products and technologies into a tightly integrated network security platform, resulting in significant savings in operational and capital expense.

Global Professional Services Organization

Problem: A global professional services organization with well over 10,000 professionals needed to protect the highly confidential corporate information of its clients. This problem was complicated by the mobility of its workforce. Oftentimes, highly confidential customer data on mobile devices such as laptops would be carried out of the corporate network by associates working at the customers’ premises. A multitude of their existing network security products were unable to keep up with these requirements, protect the assets, and prevent threats from being brought back into the corporate network.

Solution and Benefits: In October 2010, our full platform, including our GlobalProtect subscription service, was selected for its ability to safely enable applications at the user and content level, to prevent malware and viruses from being brought back into the corporate network, and to fully function regardless of the professional’s devices and locations. Additionally, rather than trying to solve this problem through a complicated and costly set of products from multiple vendors that are managed separately, this organization simplified the management of their security system, reduced operation costs, and lowered their overall cost of ownership.

Backlog

Orders for services for multiple years are billed upfront shortly after receipt of an order and are included in deferred revenue. Timing of revenue recognition for services may vary depending on the contractual service period or when the services are rendered. Products are shipped and billed shortly after receipt of an order. We do not believe that our product backlog at any particular time is meaningful because it is not necessarily indicative of future revenue in any given period as such orders may be rescheduled by our partners without penalty prior to shipment or delayed due to inventory constraints. Additionally, the majority of our product revenue comes from orders that are received and shipped in the same quarter.

Sales and Marketing

Sales. Our sales organization is responsible for large-account acquisition and overall market development, which includes the management of the relationships with our channel partners, working with our channel partners in winning and supporting end-customers through a direct-touch approach, and acting as the liaison between the end-customers and the marketing and product development organizations. We established our sales organization in the Americas in 2007, in EMEA in 2008, and in APAC in 2009. For additional information about revenue and assets by geographic region, refer to Note 12 to Consolidated Financial Statements included elsewhere in this prospectus. We expect to continue to grow our sales headcount in all of our principal markets and expand our presence into countries where we currently do not have a direct sales presence.

Our sales organization is supported by sales engineers with deep technical expertise and responsibility for pre-sales technical support, solutions engineering for our end-customers, and technical training for our channel partners.

Channel Program. We work with high quality channel partners that provide our platform to end-customers. We focus on building in-depth relationships with a smaller number of solutions-oriented partners that have strong network security expertise. As of July 31, 2012, we had approximately 750 channel partners. These channel partners are supported by our sales and marketing organization and consist of distributors and resellers with proven, deep network security experience. Sales to these channel partners are subject to our standard, non-exclusive distributor agreement, which provides for an initial term of one year, one year renewal terms, termination by us with 30-90 days written notice prior to the renewal date, and payment to us from the channel partner within 30-45 calendar days of the date we issue an invoice for such sales. Approximately 56% of our total revenue in fiscal 2012 was derived from sales to three channel partners.

To ensure optimal productivity, we operate a formal accreditation program for our channel partners’ sales and technical professionals. Around the world, we maintain a two-tier open distribution model where value-added distributors and value-added resellers work together on a non-exclusive basis to market our platform, identify and close sales opportunities, and provide pre-sales and post-sales services to our end-customers. Our channel partner program, NextWave, rewards our channel partners based on a number of attainment goals, as well as provides them access to marketing funds, technical and sales training, and support.

Marketing. Our marketing is focused on building our brand reputation and the market awareness of our platform, driving pipeline and end-customer demand, and operating the channel program. The marketing team consists primarily of product marketing, programs marketing, field marketing, channel marketing, and public relations functions. Marketing is responsible for the channel program NextWave, as well as the channel enablement functions. Marketing activities include pipeline development through demand generation, social media and advertising programs, managing the corporate web site and partner portal, trade shows and conferences, press, analyst, and customer relations, and customer awareness. Every six months, we publish a major market research paper called the “Application Usage and Risk Report,” which is based on the application and threat landscape of our end-customers. These activities and tools benefit both our direct and indirect channels and are available at no cost to our channel partners.

Manufacturing

The manufacturing of our security products is outsourced to various contract manufacturers and original design manufacturers. This approach allows us to reduce our costs as it reduces our manufacturing overhead and inventory and also allows us to adjust more quickly to changing end-customer demand. Our primary manufacturing partner is Flextronics, who assembles our products using design specifications, quality assurance programs, and standards that we establish, and procures components and assembles our products based on our demand forecasts. These forecasts represent our estimates of future demand for our products based upon historical trends and analysis from our sales and product management functions as adjusted for overall market conditions.

We have entered into a written agreement with Flextronics pursuant to which they manufacture, assemble, and test our products. This agreement has an initial term of three years, which is automatically renewed for one-year terms, unless terminated by either party giving 180 days or more notice prior to the end of the term or upon written notice, subject to applicable cure periods, if the other party has materially breached its obligations under the agreement.

The component parts within our products are either sourced by our contract manufacturers or by various suppliers. We do not have any long-term manufacturing contracts that guarantee us any fixed capacity or pricing, which increases our exposure to supply shortages or price fluctuations related to raw materials.

Research and Development

Our research and development effort is focused on developing new hardware and software and on enhancing and improving our existing products. We believe that hardware and software both are critical to expanding our leadership in enterprise network security. Our engineering team has deep networking and security expertise and works closely with end-customers to identify their current and future needs. In addition to our focus on hardware and software, our research and development team is focused on research into applications and threats, which allows us to respond to the rapidly changing application and threat landscape.

We believe that innovation and timely development of new features and products is essential to meeting the needs of our end-customer and improving our competitive position. We supplement our own research and development effort with technologies and products that we license from third parties. We test our products thoroughly to certify and ensure interoperability with third-party hardware and software products.

We plan to continue to significantly invest in resources to conduct our research and development effort.

Competition

We operate in the intensely competitive network security market that is characterized by constant change and innovation. Changes in the application, threat, and technology landscape result in evolving customer requirements for the protection from threats and the safe enablement of applications. Our main competitors fall into four categories:

•	large networking vendors such as Cisco and Juniper that incorporate network security features in their products;

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large companies such as Intel, IBM, and HP that have acquired large network security specialist vendors in recent years and have the technical and financial resources to bring competitive solutions to the market;

•	independent network security vendors such as Check Point Software and Fortinet that offer network security products; and

•	small and large companies that offer point solutions that compete with some of the features present in our platform.

As our market grows, it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively.

The principal competitive factors in our market include:

•	product features, reliability, performance, and effectiveness;

•	product line breadth, diversity, and applicability;

•	product extensibility and ability to integrate with other technology infrastructures;

•	price and total cost of ownership;

•	adherence to industry standards and certifications;

•	strength of sales and marketing efforts; and

•	brand awareness and reputation.

We believe we generally compete favorably with our competitors on the basis of these factors as a result of the features and performance of our platform, the ease of integration of our products with technological infrastructures, and the relatively low total cost of ownership of our products. However, many of our competitors have substantially greater financial, technical, and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, more diversified product lines, and larger and more mature intellectual property portfolios.

Intellectual Property

Companies in the enterprise network security industry own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. Our success depends in part upon our ability to protect our core technology and intellectual property. We rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements to protect our intellectual property rights.

As of July 31, 2012, we had six issued patents and 29 patent applications pending in the United States relating to our next-generation security platform. Our issued patents expire between 2021 and 2029. We cannot assure you whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Any patents that may issue may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them. We purchased a portion of our issued U.S. patents from other entities. We also license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms.

We control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, end-customers and partners, and our software is protected by U.S. and international copyright laws. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses, and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations, and effective patent, copyright, trademark, and trade secret protection may not be available or may be limited in foreign countries.

If we become more successful, we believe that competitors will be more likely to try to develop products and services that are similar to ours and that may infringe our proprietary rights. It may also be more likely that competitors or other third parties will claim that our platform infringes their proprietary rights.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the network security industry have extensive patent portfolios and are regularly involved in both offensive and defensive litigation. From time to time, third parties, including certain of these leading companies, may assert patent, copyright, trademark, and other intellectual property rights against us, our channel partners, or our end-customers, which our standard license and other agreements obligate us to indemnify against such claims. Successful claims of infringement by a third party could prevent us from distributing certain products or performing certain services, require us to expend time and money to develop non-infringing solutions, or force us to pay substantial damages (including treble damages if we are found to have willfully infringed patents or copyrights), royalties or other fees. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights. See “Risk Factors—Claims by others that we infringe their proprietary technology or other rights could harm our business” and “—Legal Proceedings” below for additional information.

Employees

As of July 31, 2012, we had 755 full-time employees. None of our employees is represented by a labor organization or is a party to any collective bargaining arrangement. We have never had a work stoppage, and we consider our relationship with our employees to be good.

Facilities

Our corporate headquarters is located in Santa Clara, California, where we currently lease approximately 105,664 square feet of space under a lease agreement that expires in March 2018. On September 20, 2012, we entered into two lease agreements for an aggregate of approximately 300,000 square feet of space in Santa Clara, California to serve as our new corporate headquarters beginning in November 2013. We have an additional technical support center in Plano, Texas under a lease agreement that expires in October 2016. We also lease space for operations and sales personnel in locations throughout the United States and various international locations, including the Netherlands, Singapore, the United Kingdom, Japan, and France. We believe that our current facilities are adequate to meet our current needs. We intend to expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate ongoing operations and any such growth. However, we expect to incur additional expenses in connection with such new or expanded facilities.

Legal Proceedings

In December 2011, Juniper Networks, Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware, alleging that our appliances infringe six of its U.S. patents: U.S. Pat. No. 8,077,723, titled “Packet Processing in a Multiple Processor System,” U.S. Pat. No. 7,779,459, titled “Method and Apparatus For Implementing a Layer 3/Layer 7 Firewall in an L2 Device,” U.S. Pat. No. 7,650,634, titled “Intelligent Integrated Network Security Device,” U.S. Pat. No. 7,302,700, titled “Method and Apparatus For Implementing a Layer 3/Layer 7 Firewall in an L2 Device,” U.S. Pat. No. 7,093,280, titled “Internet Security System,” and U.S. Pat. No. 6,772,347, titled “Method, Apparatus and Computer Program Product For a Network Firewall.” One or both of Nir Zuk and Yuming Mao are named inventors on each of the patents being asserted against us. Both Mr. Mao and Mr. Zuk were employed by NetScreen Technologies, Inc., which was acquired by Juniper in April 2004. Mr. Zuk left Juniper in 2005 and founded Palo Alto Networks in that same year. Mr. Mao joined Palo Alto Networks in 2006. Juniper seeks preliminary and permanent injunctions against infringement, treble damages, and attorney’s fees. On February 9, 2012, we filed an answer to Juniper’s complaint, which denied that we infringed Juniper’s patents and asserted that Juniper’s patents were invalid.

On February 28, 2012, Juniper filed a motion to strike our defense of invalidity based on the legal doctrine of “assignor estoppel.” Under the doctrine of assignor estoppel, an inventor of a patented invention who assigns the patent to another for value cannot later challenge the validity of the patent. Under some circumstances, courts have held that the doctrine of assignor estoppel applies not only to the assigning inventor but also to a company in privity with the inventor. On March 23, 2012, we filed a brief in opposition to that motion. Juniper filed a brief in response on April 2, 2012. On August 2, 2012, the District Court issued an order granting Juniper’s motion as to U.S. Pat. No. 7,650,634 (the ’634 patent) but denying Juniper’s motion as to the five other patents in suit. Pursuant to the order, we will not be able to argue in the District Court that the ’634 patent is invalid. Under the Court’s order, however, we are not precluded from arguing that our appliances do not infringe the ’634 patent. Juniper may re-assert its position on the doctrine of assignor estoppel as to the other patents in suit at later stages of the proceedings.

On September 4, 2012, Juniper filed a motion to amend its complaint to allege that our appliances infringe two additional U.S. patents; U.S. U.S. Pat. No. 7,734,752, titled “Intelligent Integrated Network Security Device for High-Availability Applications,” and U.S. Pat. No. 7,107,612, titled “Method, Apparatus and Computer Program Product for a Network Firewall,” (the added patents) but also to withdraw its allegations as to previously asserted U.S. Pat No. 7,093,280 (the withdrawn patent). This amended complaint was officially filed on September 25, 2012, pursuant to a stipulation between the parties. Juniper now alleges that our appliances infringe seven of its patents. Our analysis of the added patents is in the early stages. On October 12, 2012, we filed an answer to Juniper’s amended complaint, which denied that we infringed Juniper’s patents and asserted that Juniper’s patents were invalid. In light of the District Court’s prior order granting Juniper’s assignor estoppel motion as to one of the patents in suit (the ‘634 patent), we do not intend to argue in the District Court that the

‘634 patent is invalid, and we do not intend to argue in the District Court that one of the two newly-asserted patents (the ‘752 patent) is invalid.

On September 13, 2012, we filed with the U.S. Patent and Trademark Office requests for inter partes reexamination of five of the six patents asserted by Juniper in its original complaint. We did not file a request for reexamination on the withdrawn patent. The Patent and Trademark Office will consider these requests and determine whether to order reexaminations within three months following the filing date of our requests. Should any claim challenged in our reexamination requests be finally determined to be valid and patentable, we may be precluded in litigation from challenging any such patent claim on invalidity grounds that were or could have been raised during the inter partes reexamination proceedings.

The judge has issued a scheduling order which sets forth the current expectation for important events in the lawsuit, although no assurances can be given that the schedule will not change. On June 18, 2012 and on October 12, 2012, Juniper served infringement contentions, which, among other things, assert that each of our products that run our PAN-OS operating system infringes each of the Juniper patents-in-suit. We served our invalidity contentions on Juniper on July 18, 2012. Our invalidity contentions as to the newly-asserted patents are due to be served on November 19, 2012. A claims construction hearing, also known as a Markman hearing, as well as motions for summary judgment, are scheduled to be heard on November 11, 2013, and a trial date has been scheduled for February 24, 2014. Pursuant to the court’s general standing order, the February 2014 trial will be limited to determining whether the patents (other than the ’634 and ’752 patents) are valid and whether we infringe one or more valid patents. Thereafter, the Court will rule on any post-trial motions and enter a judgment on validity and infringement. According to the Court’s general standing order, if Juniper were to prevail on one or more of its patents, a subsequent trial on damages would be scheduled following an appeal on the liability issues to the appellate court.

Should Juniper prevail on its claims that one or more of our appliances infringe one or more of its valid patents, we could be required to pay substantial damages for past sales of such appliances, enjoined from manufacturing, using, selling, and importing such appliances if a license or other right to continue selling our appliances is not made available to us, and required to pay substantial ongoing royalties and comply with unfavorable terms if such a license is made available to us. Any of these outcomes could result in a material adverse effect on our business. Even if we were to prevail, this litigation could be costly and time-consuming, divert the attention of our management and key personnel from our business operations, deter distributors from selling our appliances, and dissuade potential end-customers from purchasing our appliances, which would also materially harm our business. During the course of litigation, we anticipate announcements of the results of hearings and motions, and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline.

We are vigorously defending the lawsuit. Given the early stage in the litigation, we are unable to predict the likelihood of success of Juniper’s infringement claims.

In addition, from time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of September 30, 2012:

Name	Age	Position(s)
Mark D. McLaughlin	46	Chief Executive Officer, President, and Chairman

Steffan C. Tomlinson	40	Chief Financial Officer

Nir Zuk	41	Chief Technology Officer and Director

Rajiv Batra	51	Vice President, Engineering

René Bonvanie	51	Chief Marketing Officer

Mark F. Anderson	50	Senior Vice President, Worldwide Field Operations

Asheem Chandna(2)(3)	48	Director

John M. Donovan(1)	52	Director

Venky V. Ganesan(1)	39	Director

James J. Goetz(2)(3)	46	Director

Shlomo Kramer	46	Director

William A. Lanfri(1)	59	Director

Charles J. Robel(1)	63	Director

Daniel J. Warmenhoven(2)(3)	61	Director and Lead Independent Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Mark D. McLaughlin has served as our President and Chief Executive Officer and as a member of our board of directors since August 2011, and as the Chairman of our board of directors since April 2012. From August 2009 through July 2011, Mr. McLaughlin served as President and Chief Executive Officer and as a director at VeriSign, Inc., a provider of Internet infrastructure services, and from January 2009 to August 2009, Mr. McLaughlin served as President and Chief Operating Officer at VeriSign. From February 2000 through November 2007, Mr. McLaughlin served in several roles at VeriSign, including as Executive Vice President, Products and Marketing. Prior to joining VeriSign, Mr. McLaughlin was Vice President, Sales and Business Development at Signio Inc., an Internet payments company acquired by VeriSign in February 2000. In January 2011, President Barack Obama appointed Mr. McLaughlin to serve on the President’s National Security Telecommunications Advisory Committee. Mr. McLaughlin holds a B.S. from the U.S. Military Academy at West Point and a J.D. from Seattle University School of Law. Mr. McLaughlin was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and his extensive background in the technology industry.

Steffan C. Tomlinson has served as our Chief Financial Officer since February 2012. From September 2011 to January 2012, Mr. Tomlinson was Chief Financial Officer at Arista Networks, Inc., a provider of cloud networking solutions. From April 2011 to September 2011, Mr. Tomlinson was a Partner and Chief Administrative Officer at Silver Lake Kraftwerk, a private investment firm. From September 2005 to March 2011, Mr. Tomlinson was Chief Financial Officer of Aruba Networks, Inc., a provider of intelligent wireless LAN switching systems. From 2000 until its acquisition by Juniper Networks, Inc., a supplier of network infrastructure products and services, in 2005, Mr. Tomlinson served in several roles, including Chief Financial Officer, at Peribit Networks, Inc., a provider of WAN optimization technology. Mr. Tomlinson holds an M.B.A. from Santa Clara University and a B.A. in Sociology from Trinity College.

Nir Zuk is one of our founders and has served as our Chief Technology Officer and as a member of our board of directors since March 2005. From April 2004 to March 2005, Mr. Zuk was Chief Security Technologist at Juniper. From September 2002 until its acquisition by Juniper in April 2004, Mr. Zuk was Chief Technology Officer at NetScreen Technologies, Inc., a provider of ASIC-based Internet security systems. In December 1999, Mr. Zuk co-founded OneSecure, Inc., a provider of prevention and detection appliances, and was Chief Technical Officer until its acquisition by NetScreen in September 2002. From 1994 to 1999, Mr. Zuk served in several technical roles, including Principal Engineer at Check Point Software Technologies Ltd., an enterprise software security company. Mr. Zuk attended Tel Aviv University where he studied Mathematics. Mr. Zuk was selected to serve on our board of directors because of the perspective and experience he brings as one of our founders and as one of our largest stockholders, as well as his extensive experience with network security companies.

Rajiv Batra is one of our founders and has served as our Vice President, Engineering since March 2006. From July 2005 to March 2006, Mr. Batra was Vice President, Engineering at Juniper. From 2000 until its acquisition by Juniper in 2005, Mr. Batra was Vice President, Engineering at Peribit Networks. Mr. Batra holds a B.Tech. in Electrical Engineering from the Indian Institute of Technology, Kanpur, and an M.S. in Computer Science from the University of Wisconsin-Madison.

René Bonvanie has served as our Chief Marketing Officer since November 2011 and was our Vice President, Worldwide Marketing from September 2009 to November 2011. From June 2007 to August 2009, Mr. Bonvanie was Senior Vice President of Marketing, SaaS and Information Technology at Serena Software, Inc., a developer of information technology software. From January 2007 to June 2007, Mr. Bonvanie was Senior Vice President and General Manager at salesforce.com, inc., a global enterprise software company. From March 2006 to January 2007, Mr. Bonvanie was Senior Vice President of Global Marketing at SAP AG. Mr. Bonvanie holds a B.A. in Economics from Vrije Universiteit Amsterdam.

Mark F. Anderson has served as our Senior Vice President, Worldwide Field Operations since June 2012. From October 2004 to May 2012, Mr. Anderson served in several roles, including as Executive Vice President of Worldwide Sales, for F5 Networks, an IT infrastructure company. From March 2003 to September 2004, Mr. Anderson served as Executive Vice President of North American Sales at Lucent Technologies, a telecommunications equipment and services company. Mr. Anderson holds a B.A. in Business and Economics from York University in Toronto, Canada.

Board of Directors

Asheem Chandna has served as a member of our board of directors since April 2005. Mr. Chandna has been a Partner at Greylock Partners, a venture capital firm, since September 2003, where he focuses on investments in enterprise IT, including security products. From April 2003 to October 2009, Mr. Chandna was a director of Sourcefire, Inc., a developer of network security hardware and software. From April 1996 to December 2002, Mr. Chandna was Vice President, Business Development and Product Management at Check Point Software. Mr. Chandna currently serves on the board of directors of Imperva, Inc., a data security company, and of a number of privately held companies. Mr. Chandna holds a B.S. and an M.S. in Electrical and Computer Engineering from Case Western Reserve University. Mr. Chandna was selected to serve on our board of directors because of his specific professional experience with Internet security products, his extensive background with enterprise IT companies, and his public and private company board experience.

Venky V. Ganesan has served as a member of our board of directors since May 2007. Mr. Ganesan has been a Managing Director at Globespan Capital Partners, a venture capital firm, since June 2004, where he focuses on enterprise software and infrastructure investments. Mr. Ganesan currently serves on the board of directors of a number of privately held companies. Mr. Ganesan holds a B.A. in Economics-Math from Reed College and a B.S. Engineering and Applied Science with a specialization in Computer Science from the California Institute of Technology. Mr. Ganesan was selected to serve on our board of directors because of his experience with the venture capital industry and providing guidance and counsel to a wide variety of Internet and technology companies.

John M. Donovan has served as a member of our board of directors since September 2012. Mr. Donovan has worked at AT&T Inc., a provider of telecommunication services, since April 2008, first as Chief Technology Officer and currently as Senior Executive Vice President – AT&T Technology and Network Operations. From November 2006 to April 2008, Mr. Donovan was Executive Vice President of Product, Sales, Marketing and Operations at Verisign. From November 2000 to November 2006, Mr. Donovan served as Chairman and CEO of inCode Telecom Group Inc., a provider of strategy and consulting services to the telecommunications industry. Prior to joining inCode, Mr. Donovan was a Partner with Deloitte Consulting where he was the Americas industry practice director for telecommunications. Mr. Donovan served on the board of directors of NII Holdings, Inc., a provider of mobile communication services, from February 2006 to March 2008. Mr. Donovan holds a B.S. in Electrical Engineering from the University of Notre Dame and an M.B.A. from the University of Minnesota. Mr. Donovan was selected to serve on our board of directors because of his extensive experience in the telecommunications industry.

James J. Goetz has served as a member of our board of directors since April 2005. Mr. Goetz has been a managing member of Sequoia Capital Operations, LLC, a venture capital firm, since June 2005, where he focuses on cloud, mobile, and enterprise companies. Mr. Goetz currently serves on the board of directors of Jive Software, Inc., a provider of social business software, and of a number of privately held companies. Mr. Goetz holds an M.S. in Electrical Engineering with a concentration in Computer Networking from Stanford University and a B.S. in Electrical Engineering with a concentration in Computer Engineering from the University of Cincinnati. Mr. Goetz was selected to serve on our board of directors because of his deep experience with the venture capital industry and providing guidance and counsel to a wide variety of Internet and technology companies.

Shlomo Kramer has served as a member of our board of directors since February 2006. In April 2002, Mr. Kramer founded and began serving on the board of directors of Imperva and has served as its President and Chief Executive Officer since May 2002. Prior to founding Imperva, Mr. Kramer co-founded Check Point Software in 1993, where he held various executive roles through 1998 and served on its board of directors through 2003. Mr. Kramer is an active investor and currently serves on the board of directors for a number of privately held companies in the security and enterprise software industries. Mr. Kramer holds an M.S. in Computer Science from Hebrew University of Jerusalem and a B.S. in Mathematics and Computer Science from Tel Aviv University. Mr. Kramer was selected to serve on our board of directors because of his extensive experience in the Internet security industry, his participation as an early investor in, and board member of, a number of security and enterprise software companies and his public and private company board experience.

William A. Lanfri has served as a member of our board of directors since May 2006. Since January 2006, Mr. Lanfri has been an independent investor and advisor to early stage technology companies. From 2000 to 2003, Mr. Lanfri was an Operating Partner at Accel Partners, a venture capital firm. From 2000 to 2001, Mr. Lanfri was Chief Executive Officer of Big Bear Networks, Inc., a communications equipment company. Mr. Lanfri currently serves on the board of directors of Jive Software. Mr. Lanfri holds an M.B.A. from Santa Clara University and a B.A. in Economics from the University of California at Davis. Mr. Lanfri was selected to serve on our board of directors because of his extensive experience in building enterprise networking and telecommunications companies and his public and private company board experience.

Charles J. Robel has served as a member of our board of directors since June 2011. From June 2006 to March 2011, Mr. Robel was Chairman of the Board of McAfee, Inc., a provider of virus protection and internet security solutions. Mr. Robel currently serves on the board of directors and audit committees of Autodesk, Inc., a provider of design software, Informatica Corporation, a provider of enterprise data integration, and Jive Software, and previously served on the board of directors of Adaptec, Inc. and DemandTec, Inc. In addition, Mr. Robel serves on the board of directors for a number of privately held companies. Mr. Robel holds a B.S. in Accounting from Arizona State University. Mr. Robel was selected to serve on our board of directors because of his extensive service as a board member of several other technology and software companies, which brings to our board of directors substantial experience and knowledge in the areas of financial expertise, strategic direction, and corporate governance leadership.

Daniel J. Warmenhoven has served as the lead independent director of our board of directors since March 2012. From October 1994 to August 2009, Mr. Warmenhoven was Chief Executive Officer at NetApp, Inc., a provider of computer storage and data management, and currently serves on the board of directors as Executive Chairman. Mr. Warmenhoven currently serves on the board of directors of Aruba Networks. Mr. Warmenhoven holds a B.S. degree in Electrical Engineering from Princeton University. Mr. Warmenhoven was selected to serve on our board of directors because of his extensive experience in the technology industry and his public company management and board experience.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Code of Business Conduct and Ethics is posted on the Investors portion of our website. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Board Composition

Our business affairs are managed under the direction of our board of directors, which is currently composed of ten members. Eight of our directors are independent within the meaning of the listing rules of the New York Stock Exchange. Our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors are John Donovan, Shlomo Kramer, William A. Lanfri, and Nir Zuk, and their terms will expire at the annual meeting of stockholders to be held in 2012;

•	the Class II directors are Asheem Chandna, Mark D. McLaughlin, and James J. Goetz, and their terms will expire at the annual meeting of stockholders to be held in 2013; and

•	the Class III directors are Venky V. Ganesan, Charles J. Robel, and Daniel J. Warmenhoven, and their terms will expire at the annual meeting of stockholders to be held in 2014.

Our board of directors has nominated John Donovan and Nir Zuk for election as Class I directors at our annual meeting to be held in December 2012.

Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our common stock is listed on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. Since the beginning of our last fiscal year, through our channel partners, we have sold an aggregate of $2.4 million of products and services to AT&T in arm’s length transactions. We entered into these commercial dealings in the ordinary course of our business. In making the determinations as to which members of our board of directors are independent, our board of directors considered the fact that Mr. Donovan, one of our directors, is an executive officer of AT&T. In reviewing this relationship, our board of directors determined this relationship does not impede the ability of Mr. Donovan to act independently on our behalf and on behalf of our stockholders. Our board of directors determined that Messrs. Chandna, Donovan, Ganesan, Goetz, Kramer, Lanfri, Robel, and Warmenhoven, representing eight of our ten directors, were “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of the New York Stock Exchange.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when the Chief Executive Officer serves as the Chairman of the board of directors or if the Chairman is not otherwise independent. Because our Chief Executive Officer, Mr. McLaughlin, is our Chairman, our board of directors has appointed Mr. Warmenhoven to serve as our lead independent director. As lead independent director, Mr. Warmenhoven will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Messrs. Donovan, Ganesan, Lanfri, and Robel, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Robel is the chairman of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of the New York Stock Exchange and the SEC. Our board of directors has also determined that Mr. Robel qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the New York Stock

Exchange, and that simultaneous service by Mr. Robel on the audit committees of more than three public companies does not impair his ability to serve on our audit committee. The audit committee is responsible for, among other things:

•	selecting and hiring our registered public accounting firm;

•	evaluating the performance and independence of our registered public accounting firm;

•	approving the audit and pre-approving any non-audit services to be performed by our registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•

reviewing and participating in the selection of our internal auditor and periodically reviewing the activities and reports of the internal audit function and any issues encountered in the course of the internal audit function’s work;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements, and our publicly filed reports;

•	reviewing and approving or ratifying any proposed related person transactions; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Messrs. Chandna, Goetz, and Warmenhoven, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Chandna is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of the New York Stock Exchange, as well as Section 162(m) of the Internal Revenue Code. The compensation committee is responsible for, among other things:

•

reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

•	administering our equity compensation plans;

•	overseeing our overall compensation philosophy, compensation plans, and benefits programs; and

•	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and Corporate Governance Committee

Messrs. Chandna, Goetz, and Warmenhoven, each of whom is a non-employee member of our board of directors, comprise our nominating and corporate governance committee. Mr. Warmenhoven is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the rules of the New York Stock Exchange. The nominating and corporate governance committee is responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization, and governance of our board of directors and its committees;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Non-Employee Director Compensation

Our non-employee directors do not currently receive, and did not receive during fiscal 2012, any cash compensation for their services as directors or as board committee members.

During fiscal 2012, in connection with his appointment to our board of directors, Mr. Warmenhoven was granted options to purchase shares of our common stock as follows:

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($/share)	Option Expiration Date	Grant Date Fair Value of Option Awards ($)(1)
Daniel J. Warmenhoven(2)	3/6/2012	—	110,500	15.50	3/5/2022	808,517

(1)	The amount reported in this column represents the aggregate grant date fair value of this stock option as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, or ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Subject to continued service as a member of our board of directors and as a member of two board committees (and as chairman of at least one board committee), the option held by Mr. Warmenhoven will vest as to 25% of the shares on February 26, 2013 and the remainder in 1/36 increments on each monthly anniversary thereafter. This option provides for full vesting acceleration in the event of a change of control.

Equity incentive awards outstanding at July 31, 2012 for each non-employee director were as follows:

Name	Option Awards (#)
Asheem Chandna	—
Venky V. Ganesan	—
James J. Goetz	—
Shlomo Kramer	—
William A. Lanfri	—
Charles J. Robel	65,000
Daniel J. Warmenhoven	110,500

In September 2012, Mr. Donovan was granted a restricted stock units equity award in the amount of 15,000 shares of common stock in connection with his appointment to our board of directors. Subject to continued service as a member of our board of directors, the restricted stock units will vest as to one-third of the shares on September 18, 2013, and the remainder in equal increments over the following two years on each quarterly anniversary thereafter.

EXECUTIVE COMPENSATION

Overview

The compensation provided to our “Named Executive Officers” for fiscal 2012 is set forth in detail in the Fiscal 2012 Summary Compensation Table and the other tables that follow this section. The following discussion provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each component of compensation that we provide. In addition, we explain how and why our board of directors and compensation committee arrived at the specific compensation policies and decisions involving our executive officers, including the following executive officers who served as our Named Executive Officers for fiscal 2012:

•	Mark D. McLaughlin, our President and Chief Executive Officer;

•	Nir Zuk, a former member of our Office of the Chief Executive Officer and our current Chief Technology Officer;

•	Rajiv Batra, a former member of our Office of the Chief Executive Officer and our current Vice President, Engineering;

•	Steffan C. Tomlinson, our Chief Financial Officer;

•	Mark F. Anderson, our Senior Vice President, Worldwide Field Operations; and

•	Michael E. Lehman, a former member of our Office of the Chief Executive Officer and our former Chief Financial Officer.

At the beginning of fiscal 2012, Messrs. Zuk, Batra, and Lehman held the role and responsibilities of the Chief Executive Officer on an interim basis. In August 2011, Mark D. McLaughlin was appointed our President and Chief Executive Officer. In February 2012, Mr. Lehman resigned as our Chief Financial Officer and Steffan C. Tomlinson was appointed our Chief Financial Officer. In June 2012, Mr. Anderson was hired as our Senior Vice President, Worldwide Field Operations.

Executive Compensation Philosophy, Objectives, and Design

We operate in a highly competitive business environment, which is characterized by frequent technological advances, rapidly changing market requirements, and the emergence of new market entrants. To successfully grow our business in this dynamic environment, we must continually develop and refine our products and services to stay ahead of our end-customers’ needs and challenges. To achieve these objectives, we need a highly talented and seasoned team of technical, sales, marketing, operations, and other business professionals.

We compete with other competitors in our industry and other technology companies in the San Francisco Bay Area to attract and retain a skilled management team. To meet this challenge, we have embraced a compensation philosophy of offering our executive officers a competitive total compensation program that recognizes and rewards individual performance and contributions to our success, allowing us to attract, retain, and motivate talented executives with the skills and abilities needed to drive our desired business results.

The specific objectives of our executive compensation program are to:

•	reward the successful achievement of our financial growth objectives;

•	drive the development of a successful and profitable business;

•	attract, motivate, reward, and retain highly qualified executives who are important to our success; and

•	recognize strong performers by offering performance-based cash bonuses and equity awards that reward individual achievement as well as contributions to our overall success.

Compensation Program Design

Our fiscal 2012 executive compensation program reflected our stage of development as a privately-held company transitioning to becoming a publicly-traded company just before the end of fiscal 2012. Accordingly, the compensation of our executive officers, including our Named Executive Officers, consisted primarily of base salary, a cash bonus opportunity, equity compensation in the form of stock options and/or restricted stock awards, and certain employee health and welfare benefits. In addition, in order to attract and incentivize Messrs. McLaughlin, Tomlinson, and Anderson to join us, we included signing bonuses and/or relocation benefits in their respective employment offer letters.

The key component of our executive compensation program has been equity awards for shares of our common stock. Historically, as a privately-held company, we have emphasized the use of equity awards to provide incentives for our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create value for our stockholders. We have used stock options as our primary equity award vehicle for all of our employees. We believe that stock options offer our employees, including our Named Executive Officers, a valuable, long-term incentive that aligns their interests with the long-term interests of our stockholders. As we transitioned to a publicly-traded company, we began to introduce full value awards, or awards without a purchase price, in order to provide appropriate levels of compensation without excessive dilution, to ensure that the recipient receives value for the shares regardless of fluctuations in our stock price, and to align the recipient’s interests with those of our stockholders. In fiscal 2012, we granted restricted stock awards to provide incentives to certain Named Executive Officers to drive us toward an initial public offering of our common stock and to reflect the fact that these individuals were substantially vested in their existing, long-term equity awards. Currently, as a publicly-traded company with a liquid market for our common stock, we have begun to introduce restricted stock units into our compensation program and we may introduce other forms of equity awards, as we deem appropriate, into our executive compensation program to offer our executive officers additional types of long-term equity incentives that further the objective of aligning the recipient’s interests with those of our stockholders.

We also offer cash compensation in the form of base salaries, annual cash bonus opportunities (with quarterly and semi-annual components), and with respect to each of Messrs. McLaughlin, Tomlinson, and Anderson, a one-time cash signing bonus. Typically, we have structured our annual cash bonus opportunities to focus on the achievement of specific short-term financial and strategic objectives that will further our longer-term growth objectives.

Historically, we used standard industry surveys, including the Radford High-Technology Executive Compensation Survey, to assist our board of directors and compensation committee in establishing cash compensation levels for our executive officers with an emphasis on technology companies of similar size, stage of development, and growth potential as our company. Using this information as a guideline, our board of directors and compensation committee have emphasized remaining competitive in our market and differentiating total cash compensation levels through the use of an annual cash bonus plan.

In fiscal 2012, we retained Compensia, Inc., or Compensia, a national compensation consulting firm that provides executive compensation advisory services. In fiscal 2012, Compensia provided us with competitive data on our equity award strategy, our short-term incentive strategy, and compensation data in connection with the recruitment and hiring of our Chief Financial Officer and Vice President of Human Resources. In addition, we considered the data that Compensia provided to us in fiscal 2011 for determining executive compensation practices for fiscal 2012. We did not develop a group of peer companies for purposes of evaluating the competitive market in fiscal 2012, and Compensia’s competitive market assessment was conducted using survey data derived from the broader technology market based on companies of similar size and stage of development.

We have not adopted any formal policies or guidelines for allocating compensation between current and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation, although we use competitive market data to develop a general framework for establishing the appropriate pay mix. Within this framework, our board of directors and, more recently, our compensation committee, reviews each component of executive compensation separately and also takes into consideration the value of each executive officer’s compensation package as a whole and its relative value in comparison to our other executive officers.

As a publicly-traded company, our compensation committee will evaluate our compensation philosophy and executive compensation program as circumstances require, and at a minimum, our compensation committee will review executive compensation annually. As part of this review process, we expect that our compensation committee will apply our values and the objectives outlined above, together with consideration for the levels of compensation that we would be willing to pay to ensure that our compensation remains competitive and we meet our retention objectives and the cost to us if we were required to find a replacement for a key employee.

Compensation-Setting Process

Role of the Compensation Committee

Historically, compensation decisions for our executive officers primarily were determined by our board of directors. In fiscal 2012, we completed our transition of these responsibilities to our compensation committee. Currently, our compensation committee is responsible for evaluating, approving, and reviewing the compensation arrangements, plans, policies, and programs for our executive officers, including our Named Executive Officers, and overseeing and administering our cash-based and equity-based compensation plans.

Near the beginning of each fiscal year, our board of directors and/or our compensation committee, as applicable, after consulting with management, establish our corporate performance objectives and make decisions with respect to any base salary adjustment, approve the corporate performance objectives and target annual cash bonus opportunities, and formulate recommendations with respect to equity awards for our executive officers for the upcoming fiscal year. During fiscal 2012, any recommendations by our compensation committee for equity awards to our executive officers were submitted to our board of directors for their consideration and approval. Going forward, our compensation committee will have the authority to approve equity award grants to our executive officers, including our Named Executive Officers. Historically, after the end of the fiscal year, our board of directors and compensation committee assess the performance of our executive officers against the pre-determined corporate performance objectives to determine the payouts, if any, for the annual cash bonus opportunities for the previous fiscal year. Historically, we have also provided special cash bonuses from time to time in limited circumstances for exemplary individual performance during the previous fiscal year.

Our board of directors and compensation committee review at least annually our executive compensation program, including any incentive compensation plans, to determine whether they are appropriate, properly coordinated, and achieve their intended purposes, and to make any modifications to existing plans and arrangements or to adopt new plans or arrangements.

Role of Management

In carrying out its responsibilities, our board of directors and compensation committee work with members of our management, including our Chief Executive Officer, our Chief Financial Officer, and our Vice President of Human Resources. Typically, our management assists our board of directors and compensation committee in the execution of their responsibilities by providing information on corporate and individual performance, market data, and management’s perspective and recommendations on compensation matters.

Historically, the initial compensation arrangements with our executive officers have been negotiated with each individual executive at the time that he or she joined us. Our then serving chief executive officer generally has been responsible for negotiating these arrangements, with the oversight and final approval of our board of directors and compensation committee.

Except with respect to his own compensation, our Chief Executive Officer will typically make recommendations to our board of directors and compensation committee regarding compensation matters, including the compensation of our executive officers. He also participates in meetings of our board of directors and compensation committee, except with respect to discussions involving his own compensation.

While our board of directors and compensation committee solicit the recommendations and proposals of our Chief Executive Officer with respect to compensation-related matters, these recommendations and proposals are only one factor in their compensation decisions.

Role of Compensation Consultant

In fiscal 2011, we initially engaged Compensia to assist us in refining our executive compensation strategy and guiding principles, developing a competitive equity compensation strategy and guidelines, establishing equity and employee stock purchase plan funding strategies once we became a publicly traded company, and assessing current executive total compensation levels against public company competitive market practices.

Compensia was engaged by our former Vice President of Human Resources who acted as a liaison between Compensia and our compensation committee, and our compensation committee considered Compensia’s guidance when making its decisions regarding executive compensation during fiscal 2012.

Compensia’s competitive data for executive compensation was derived from two sources: (1) pre-public offering companies from the technology industry located in the San Francisco Bay Area with revenues in excess of $50 million, using data derived from the Advanced HR—Option Impact Pre-IPO Compensation Database; and (2) post-public offering companies throughout the nation, but predominantly located in the San Francisco Bay Area, with two separate revenue cuts of (x) $50 million to $200 million; and (y) $200 million to $500 million, using data derived from the Radford High-Technology Executive Compensation Survey.

Our compensation committee is authorized to retain the services of one or more executive compensation advisors from time to time, as it sees fit, in connection with carrying out its duties. In November 2011, our compensation committee directly engaged Compensia for advisory services relating to equity compensation for our executive officers as well as compensation for our board of directors. During fiscal 2012, Compensia provided analysis on the equity holdings of our executive officers and also provided market data to assist us in making employment offers to our Chief Financial Officer and our Vice President of Human Resources. Compensia also reviewed our compensation philosophy and made recommendations in anticipation of our initial public offering and the transition to becoming a publicly-traded company.

We expect that our compensation committee, as part of its annual review of our executive compensation, will continue to retain an executive compensation advisor to perform, among other things, an analysis of our executive compensation program to assist it in aligning our compensation strategy with competitive market practices.

Use of Competitive Data

To assess the competitiveness of our executive compensation program and to assist in setting compensation levels, our board of directors and compensation committee have historically referred to standard industry surveys, including the Radford High-Technology Executive Compensation Survey. In addition during fiscal 2012, Compensia also provided market data for similarly situated technology companies with similar annual revenues. While our board of directors and compensation committee reviewed this compensation data to inform their decision-making process, they did not set compensation components to meet specific benchmarks. Instead, our board of directors and compensation committee used this data as a point of reference so that they could set total compensation levels that they believed were reasonably competitive. While compensation levels differed among our executive officers based on competitive factors and the role, responsibilities, and performance of each executive officer, there have been no material differences in the compensation policies and practices among our executive officers.

While we have not used competitive data to benchmark our executive compensation program, our compensation philosophy has been influenced by the use of competitive data. We expect that, as a publicly traded company, our compensation committee will retain an executive compensation advisor to develop a peer group of companies for evaluating our compensation levels in light of the compensation paid by these market competitors. We anticipate that our compensation committee will use this market data to inform its decision-making process.

Executive Compensation Program Components

The following describes each component of our executive compensation program, the rationale for each, and how compensation amounts and awards are determined.

Base Salary. Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate our executive officers for services rendered during the fiscal year and to ensure that we remain competitive in attracting and retaining executive talent. Historically, to obtain the skills and experience that we believe are necessary to lead our growth, most of our executive officers have been hired from larger organizations. Their initial base salaries were generally established through arm’s-length negotiations at the time each executive officer was hired, taking into account his qualifications, experience, prior salary level, and the base salaries of our other executive officers.

Our board of directors and compensation committee, as applicable, have reviewed the base salaries of each executive officer from time to time and made adjustments as they determined to be reasonable and necessary to reflect the scope of an executive officer’s performance, contributions, responsibilities, experience, prior salary level, position (in the case of a promotion), and market conditions.

In connection with its review of our executive compensation program, in September 2011 our compensation committee approved adjustments to the base salary of certain executive officers to be effective October 1, 2011. With respect to our Named Executive Officers, our compensation committee recommended, and our board of directors approved, an adjustment to the annual base salary of Mr. Batra from $220,000 to $225,000. This adjustment was intended to reward Mr. Batra for his performance and to maintain his base salary at a level commensurate with similarly situated executives at similar companies. Other than this adjustment, for fiscal 2012 our compensation committee maintained the base salaries of the other continuing Named Executive Officers at their fiscal 2011 levels because these amounts were considered appropriate in light of their individual performance and an assessment of the competitive market.

The initial base salaries of Messrs. McLaughlin, Tomlinson, and Anderson were determined as a result of arm’s-length negotiations at the time of their hire during fiscal 2012.

The base salaries paid to our Named Executive Officers during fiscal 2012 are set forth in the “Fiscal 2012 Summary Compensation Table” below.

Annual Cash Bonuses. We use cash bonuses to motivate our executive officers to achieve our annual financial and operational objectives, while making progress towards our longer-term strategic and growth goals. Historically, at the beginning of each fiscal year, our board of directors or compensation committee has adopted a bonus plan for that fiscal year which identifies the plan participants and establishes the target cash bonus opportunity for each participant, the performance measures to be tracked during the fiscal year and the associated target levels for each measure, and the potential payouts based on actual performance for the fiscal year. Typically, annual cash bonuses have been determined after the end of the fiscal year by our board of directors or compensation committee based on its assessment of our performance against one or more financial and operational performance objectives for the fiscal year as set forth in our annual operating plan.

In addition to the cash bonus opportunities described in the preceding paragraph, historically we have also paid discretionary cash bonuses from time to time to our executive officers. While the decision to pay discretionary bonuses is made in the sole discretion of our board of directors and compensation committee, in making their recommendations for discretionary bonus payouts, our board of directors and compensation committee consider input from our Chief Executive Officer on the actual performance of the other executive officers, as well as their own evaluation of the expected and actual performance of each executive officer and his individual contributions. We did not pay any discretionary cash bonuses during fiscal 2012, except for the cash signing bonuses paid to the Named Executive Officers who joined us during the fiscal year, as described below.

Fiscal 2012 Bonus Plan. In September 2011, our board of directors adopted and approved an Employee Bonus Plan for fiscal 2012, which was based on our annual operating plan. The Employee Bonus Plan provides for incentive payments to all employees not paid commissions, including our Named Executive Officers. Payments for fiscal 2012 are pursuant to a component of the plan that covers fiscal 2012, or the Fiscal 2012 Bonus Plan. The Fiscal 2012 Bonus Plan provided potential cash bonus payouts based on our actual achievement of pre-established corporate financial objectives.

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Target Annual Cash Bonus Opportunities. With respect to our Named Executive Officers, each such executive officer’s target annual cash bonus opportunity was originally individually negotiated at the time that he joined the company creating wide disparities in target annual cash bonus opportunity. In an effort to address this disparity and reset target annual cash bonus opportunities based on each Named Executive Officer’s current role and scope of responsibilities and current market conditions, in September 2011, our board of directors approved the target annual cash bonus opportunities for fiscal 2012 set forth in the table below for each of our Named Executive Officers. In setting these target cash bonus opportunities, our board of directors exercised its judgment and discretion and considered several factors, including each executive officer’s potential to contribute to our long-term strategic goals, his role and scope of responsibilities within the company, his individual experience and skills, and competitive market practices for annual bonuses. Mr. McLaughlin originally had a target annual cash bonus opportunity of $300,000, or 100% of his annual base salary. In connection with the adjustments approved in September 2011, Mr. McLaughlin agreed to reduce his target annual cash bonus opportunity to $150,000, or 50% of his annual base salary in order to achieve greater internal pay equity with his executive team while maintaining a generally higher annual target bonus percentage because of his unique ability to lead us towards our short-term and long-term goals. Messrs. Tomlinson and Anderson had their respective annual target cash bonus opportunities determined as a result of arm’s-length negotiations prior to their respective dates of hire during fiscal 2012. Mr. Anderson’s target annual cash bonus opportunity is relatively high compared to our other Named Executive Officers because we believed it was important for Mr. Anderson’s cash compensation to be competitive with those of similarly situated sales executives of comparable companies. The target annual cash bonus opportunities established under the Fiscal 2012 Bonus Plan for our Named Executive Officers were as follows:

Named Executive Officer	Fiscal 2012 Annual Base Salary ($)	Target Cash Bonus Opportunity (as a % of base salary)	Target Annual Cash Bonus Opportunity ($)
Mr. McLaughlin	300,000	50%	150,000	(1)
Mr. Zuk	220,000	30%	66,000
Mr. Batra	225,000	30%	67,500
Mr. Tomlinson	250,000	30%	75,000	(2)
Mr. Anderson	600,000	67%	400,000	(3)
Mr. Lehman	250,000	30%	75,000	(4)

(1)	Mr. McLaughlin’s target cash bonus opportunity for fiscal 2012 pro-rated based on time served in fiscal 2012 was $140,417.
(2)	Mr. Tomlinson’s target cash bonus opportunity for fiscal 2012 pro-rated based on time served in fiscal 2012 was $37,500.

(3)	Mr. Anderson’s target cash bonus opportunity for fiscal 2012 pro-rated based on time served in fiscal 2012 was $61,988.
(4)	Mr. Lehman’s target cash bonus opportunity for fiscal 2012 pro-rated based on time served in fiscal 2012 was $37,500.

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Corporate Performance Measures. For purposes of funding the Fiscal 2012 Bonus Plan, our board of directors selected bookings and adjusted operating income as the two corporate performance measures that best supported our annual operating plan and enhanced long-term value creation. We define bookings as non-cancellable orders received during the fiscal period. We define adjusted operating income as operating income exclusive of expense related to share-based compensation and expense related to the bonuses under this plan. Our executive officers were eligible for bonus payouts only to the extent, and in the amount, that we met or exceeded our bookings and adjusted operating income targets for fiscal 2012 as set forth in our annual operating plan. For fiscal 2012, the target levels for our bookings and adjusted operating income performance measures were set to be aggressive, yet achievable, with diligent effort during the year.

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Fiscal 2012 Bonus Plan Decisions. Under the Fiscal 2012 Bonus Plan, we paid a quarterly cash bonus if bookings and adjusted operating income met or exceeded our operating plan. Even if we met or exceeded the applicable performance target, our compensation committee reserved the right to decrease the applicable quarterly target payment in its discretion.

In addition to the quarterly payments under the Fiscal 2012 Bonus Plan, to the extent that we exceeded our semi-annual bookings and adjusted operating income performance targets for fiscal 2012, our Named Executive Officers would be eligible to receive additional semi-annual cash bonus payouts based on a multiple of the payout at target level. Any aggregate overachievement payment to an individual from either semi-annual period was capped at two times the applicable annual target cash bonus opportunity. Therefore, the maximum bonus payable to any participant under the Fiscal 2012 Bonus Plan was three times the applicable annual target bonus opportunity (i.e., one times the target paid quarterly, and a potential two times payment as a result of the overachievement component). The cap on total payments was set to manage potential incentive compensation costs and maintain appropriate incentives for our Named Executive Officers.

Originally, the Fiscal 2012 Bonus Plan had provided for an annual overachievement component rather than a semi-annual overachievement component. In February 2012, our board of directors approved an amendment to the Fiscal 2012 Bonus Plan to provide for semi-annual overachievement components.

During fiscal 2012, we achieved the quarterly targets of our corporate performance measures, and therefore, each Named Executive Officer was eligible to receive a quarterly cash bonus payout equal to 25% of his respective target cash bonus opportunity, subject to our compensation committee’s discretion to reduce the quarterly payment.

The total payouts to our Named Executive Officers under the Fiscal 2012 Bonus Plan were as follows:

Named Executive Officer	Target Cash Bonus Opportunity ($)	Actual Cash Bonus ($)
Mr. McLaughlin	140,417	208,565
Mr. Zuk	66,000	109,292
Mr. Batra	67,500	103,338
Mr. Tomlinson	37,500	42,855
Mr. Anderson	61,988	70,986
Mr. Lehman	37,500	81,311

Signing Bonuses. In connection with their initial employment, we paid signing bonuses to Messrs. McLaughlin, Tomlinson, and Anderson in the amounts of $400,000, $100,000, and $1,000,000, respectively. These amounts were the result of arm’s-length negotiations and were deemed reasonable and necessary by our board of directors and compensation committee to attract these individuals to join us.

The signing bonuses paid to our Named Executive Officers for fiscal 2012 are set forth in the “Fiscal 2012 Summary Compensation Table” below.

Equity Compensation. We use equity awards to incentivize and reward our executives officers for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executive officers with those of our stockholders. These equity awards have generally been granted in the form of stock options. We believe that stock options, when granted with exercise prices equal to the fair market value of our common stock on the date of grant, provide an appropriate long-term incentive for our executive officers because the stock options reward them only to the extent that our stock price increases and stockholders realize value following their grant date.

As we transitioned to a publicly-traded company, we began to introduce full value awards of shares of our common stock, or awards without a purchase price, in order to ensure that the recipient receives value for the shares regardless of fluctuations in our stock price and to align the recipient’s interests with those of our stockholders. As a publicly-traded company, we have begun to transition towards full value awards, including restricted stock unit awards as our primary equity award vehicle.

Historically, the size and form of the initial equity awards for our executive officers have been established through arm’s-length negotiations at the time the individual executive was hired. In making these awards, we considered, among other things, the prospective role and responsibility of the individual executive, competitive factors, the amount of equity-based compensation held by the executive officer at his former employer, the cash compensation received by the executive officer, and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

In addition, we have granted equity awards to our executive officers when our board of directors and, more recently, our compensation committee has determined that such awards were necessary or appropriate to recognize corporate and individual performance, in recognition of a promotion, or to achieve our retention objectives. To date, we have not applied a rigid formula in determining the size of these equity awards. Instead, our board of directors or compensation committee has determined the size of such equity awards for an individual executive officer after taking into consideration a compensation analysis performed by our human resources department, the equity award recommendations of our Chief Executive Officer, the scope of an executive officer’s performance, contributions, responsibilities, and experience, and the amount of equity compensation held by the executive officer, including the current economic value of his outstanding unvested equity awards and the ability of this equity to satisfy our retention objectives, market conditions, and internal equity considerations. In making its award decisions, our board of directors or compensation committee has exercised its judgment and discretion to set the size of each award at a level it considered appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

In fiscal 2012, our board of directors granted stock options to Messrs. McLaughlin, Tomlinson and Anderson covering 2,155,984 shares, 497,000 shares and 575,000 shares respectively, in connection with their initial employment with us. The exercise price of each stock option described in the preceding sentence was the per share fair market value of our common stock on the applicable grant date.

In January 2012, our board of directors approved restricted stock awards for each of Messrs. Zuk and Batra covering 75,000 shares of our common stock. These restricted stock awards were intended to incentivize Messrs. Zuk and Batra to drive us toward an initial public offering of our common stock and to reflect the fact that these individuals were substantially vested in their existing, long-term equity awards. Each restricted stock award was granted for a zero purchase price and vests based on a continued service condition, generally over a period of four years, and a liquidity condition, which is defined as a change of control transaction or six months following the completion of our initial public offering. To the extent either of Messrs. Zuk or Batra terminates his employment with us prior to the vesting date, the then-unvested shares terminate without consideration.

The equity awards granted to our Named Executive Officers during fiscal 2012 are set forth in the “Fiscal 2012 Summary Compensation Table” and the “Fiscal 2012 Grants of Plan-Based Awards Table” below.

Welfare and Other Employee Benefits. We have established a tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. We currently do not match any contributions made to the plan by our employees, including our executive officers. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

In addition, we provide other benefits to our executive officers on the same basis as all of our full-time employees in the country in which they are resident. These benefits include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Perquisites and Other Personal Benefits. In order to incentivize and recruit Mr. McLaughlin to join us as our Chief Executive Officer, we provided Mr. McLaughlin an allowance of $100,000 to cover reasonable relocation expenses associated with his move from Virginia to the San Francisco Bay Area.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by our compensation committee.

Employment Agreements

While we have not historically entered into employment agreements with any of our executive officers, the initial terms and conditions of employment of each of the Named Executive Officers (other than Mr. Zuk) were set forth in a written employment offer letter. Each of these arrangements was approved by our board of directors or, in certain instances, our compensation committee. We believe that these employment offer letters were necessary to induce these individuals to forego other employment opportunities or leave their current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling these executive positions, our board of directors and compensation committee were aware that it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a unique market niche. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, our board of directors and compensation committee were sensitive to the need to integrate the new executive officers into the executive compensation structure that we were seeking to develop, balancing both competitive and internal equity considerations. Each of these employment offer letters provided for “at will” employment and set forth the initial compensation arrangements for the executive officer, including an initial base salary, an annual cash bonus opportunity, and an equity award in the form of a stock option to purchase shares of our common stock.

In December 2011, we entered into new confirmatory employment agreements and/or amendments with Messrs. McLaughlin, Zuk, and Batra in order to achieve consistency in the employment terms among our executive officers. For a summary of the material terms and conditions of these employment arrangements, see “—Executive Employment Agreements” below.

Post-Employment Compensation

The new employment agreements with our executive officers provide the executive officers with protections in the event of their involuntary termination of employment following a change in control of us. We believe that these protections assisted us in attracting these individuals to join us. We also believe that these protections serve our executive retention objectives by helping our executive officers maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event that there is a potential transaction that could involve a change in control of us. The terms of these agreements were determined after our board of directors and compensation committee reviewed our retention goals for each executive officer and an analysis of relevant market data.

For a summary of the material terms and conditions of these post-employment compensation arrangements, see “—Executive Employment Agreements” and “—Potential Payments Upon Termination or Change in Control” below.

Other Compensation Policies

Currently, we have not implemented policies regarding minimum stock ownership requirements or compensation recovery for our executive officers.

Risk Assessment and Compensation Practices

Our management assesses and discusses with our compensation committee our compensation policies and practices for our employees as they relate to our risk management, and based upon this assessment, we believe that, for the following reasons, any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future:

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our use of multiple performance objectives in our incentive compensation plans and our use of a single incentive compensation plan for our management team together minimize the risk that might be posed by the short-term variable component of our compensation program;

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our incentive compensation plan reflects a pay for performance philosophy that rewards executive officers for achievement of performance targets, and historically, we reserve the payment of discretionary bonuses for extraordinary performance and achievement;

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for our fiscal 2012 incentive compensation plan, we instituted a per person cap of three times the target bonus opportunity to manage costs and to limit any potential risks related to short-term incentives.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code, or the Code, generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and each of the three other most highly compensated executive officers (other than the chief financial officer) in any taxable year. Generally, remuneration in excess of $1 million may only be deducted if it is “performance-based compensation” within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

Prior to our becoming a public company, our board of directors had not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. As a publicly-traded company, we expect that, where reasonably practicable, our compensation committee will seek to qualify the variable compensation paid to our executive officers for the “performance-based compensation” exemption from the deductibility limit. As such, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of the cost to the company of providing such compensation, including the potential impact of Section 162(m). In the future, our compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that we (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any of our executive officer with a “gross-up” or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 during fiscal 2012, and we have not agreed and are not otherwise obligated to provide any executive officer with such a “gross-up” or other reimbursement.

Accounting for Share-Based Compensation. We follow ASC Topic 718 for our share-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their share-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Fiscal 2012 Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, and paid to each individual who served as our Chief Executive Officer at any time during the last completed fiscal year, and the two other most highly compensated executive officers who were serving as executive officers at July 31, 2012, the end of the last completed fiscal year. These individuals are our Named Executive Officers for fiscal 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(2)		Total ($)
Mark D. McLaughlin	2012	279,615	400,000	(3)	—	9,428,980	208,565	100,000	(4)	10,417,160
President and Chief Executive Officer

Nir Zuk	2012	220,000	—		1,162,500	—	109,292	14,594	(5)	1,506,386
Former Office of the Chief Executive Officer and Current Chief Technology Officer	2011	220,000	200,000		—	—	161,078	—		581,078

Rajiv Batra	2012	220,769	—		1,162,500	—	103,338	—		1,486,607
Former Office of the Chief Executive Officer and Current Vice President, Engineering	2011	217,462	200,000		—	—	177,185	—		594,647

Steffan C. Tomlinson	2012	124,199	100,000	(3)	—	3,636,499	42,855	14,594	(5)	3,918,147
Chief Financial Officer

Mark F. Anderson	2012	95,769	1,000,000	(3)	—	11,584,640	70,986	18,882	(6)	12,770,277
Senior Vice President, Worldwide Field Operations

Michael E. Lehman(7)	2012	173,897	—		—	—	81,311	250,000	(8)	505,208
Former Office of the Chief Executive Officer and Former Chief Financial Officer	2011	250,000	200,000		—	—	302,020	—		752,020

(1)	The amounts reported in the Stock Awards and Option Awards columns represent the grant date fair value of the restricted stock awards and stock options to purchase shares of our common stock granted to our Named Executive Officers during fiscal 2012 as computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the restricted stock awards and stock options reported in these columns are set forth in the notes to our audited consolidated financial statements included in this prospectus. Note that the amounts reported in these columns do not correspond to the actual economic value that may be received by the Named Executive Officers from their restricted stock awards or stock options.

(2)	The amounts reported in the Non-Equity Incentive Plan Compensation column represent the amounts earned and payable under the Fiscal 2012 Bonus Plan which were paid in September 2012.
(3)	This amount represents a one-time cash bonus paid in connection with each respective Named Executive Officer’s initial employment with us.
(4)	This amount represents a cash payment made to Mr. McLaughlin as reimbursement for certain relocation expenses.
(5)	This amount represents a gift we gave to certain of our executive officers in connection with our initial public offering.
(6)	This amount represents reimbursements for certain travel and related expenses.
(7)	Mr. Lehman resigned as our Chief Financial Officer in February 2012.
(8)	This amount represents a cash payment paid upon Mr. Lehman’s resignation as our Chief Financial Officer, pursuant to a separation agreement and release, dated February 8, 2012.

Fiscal 2012 Grants of Plan-Based Awards

The following table presents, for each of our Named Executive Officers, information concerning each grant of a cash or equity plan-based award made during fiscal 2012. This information supplements the information about these awards set forth in the Summary Compensation Table.

Named Executive Officer	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Threshold) ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Target) ($)(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Maximum) ($)(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Mr. McLaughlin	—	—	140,417	421,251	—	—	—	—
Mr. McLaughlin	9/30/2011	—	—	—	—	2,155,984	10.77	9,428,980
Mr. Zuk	—	—	66,000	198,000	—	—	—	—
Mr. Zuk	1/10/2012	—	—	—	75,000	—	—	1,162,500
Mr. Batra	—	—	67,500	202,500	—	—	—	—
Mr. Batra	1/10/2012	—	—	—	75,000	—	—	1,162,500
Mr. Tomlinson	—	—	37,500	112,500	—	—	—	—
Mr. Tomlinson	3/6/2012	—	—	—	—	497,000	15.50	3,636,499
Mr. Anderson	—	—	61,988	185,964	—	—	—	—
Mr. Anderson	6/5/2012	—	—	—	—	575,000	20.19	11,584,640
Mr. Lehman	—	—	37,500	112,500	—	—	—	—

(1)	Amounts in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards columns relate to target incentive compensation opportunities under the Fiscal 2012 Bonus Plan and assumes achievement at target levels for both of the corporate performance measures. Total payments under the Fiscal 2012 Bonus Plan are capped at three times the applicable annual target cash bonus opportunity. The actual amounts paid to our Named Executive Officers are set forth in the Summary Compensation Table above and the calculation of the actual amounts paid is discussed more fully in “Executive Compensation—Executive Compensation Program Components” above.
(2)	The restricted stock awards and stock option grants to purchase shares of our common stock were made under the Palo Alto Networks, Inc. 2005 Equity Incentive Plan, or the 2005 Plan. The exercise price of the options is equal to the fair market value of our common stock on the date of grant. All stock options granted under the 2005 Plan to our Named Executive Officers are subject to service-based vesting requirements.

(3)	The amounts reported in the Grant Date Fair Value of Stock and Option Awards column represent the grant date fair value of the restricted stock awards and stock options to purchase shares of our common stock granted in fiscal 2012, calculated in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the restricted stock awards and stock options reported in this column are set forth in the notes to our audited consolidated financial statements included in this prospectus. Note that the amounts reported in this column do not correspond to the actual economic value that may be received by our Named Executive Officers from their restricted stock awards and stock options.

Fiscal 2012 Outstanding Equity Awards at Fiscal Year-End

The following table presents, for each of our Named Executive Officers, information regarding outstanding stock options and other equity awards held as of July 31, 2012.

Named Executive Officer	Grant Date		Option Awards – Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards – Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards – Option Exercise Price ($)	Option Awards – Option Expiration Date	Stock Awards – Number of Shares or Units of Stock That Have Not Vested (#)		Stock Awards – Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Mr. McLaughlin	9/30/2011	(2)	—	2,155,984	10.77	9/29/2021	—		—
Mr. Zuk	1/10/2012	(3)	—	—	—	—	75,000		4,285,500
Mr. Zuk	3/25/2009	(4)	—	—	0.63	3/24/2019	84,375	(8)	4,821,188
Mr. Batra	1/10/2012	(3)	—	—	—	—	75,000		4,285,500
Mr. Batra	3/25/2009	(4)	—	—	0.63	3/24/2019	84,375	(8)	4,821,188
Mr. Tomlinson	3/6/2012	(5)	—	497,000	15.50	3/5/2022	—		—
Mr. Anderson	6/5/2012	(6)	—	575,000	20.19	6/4/2022	—		—
Mr. Lehman	4/20/2010	(7)	362,496	—	1.24	4/19/2020	—		—

(1)	The market value of unvested shares is calculated by multiplying the number of unvested shares held by the applicable Named Executive Officer by the closing market price of our common stock on the New York Stock Exchange on July 31, 2012, which was $57.14 per share.
(2)	This stock option vests as to 25% of the shares of common stock subject to the option on August 26, 2012, with an additional 1/36 of the remaining shares of common stock subject to the option vesting monthly over the following 36 months with full vesting occurring on August 26, 2015.
(3)	This restricted stock award vests as to 25% of the shares of common stock covered by the award on January 10, 2013, with an additional 1/36 of the remaining shares of common stock subject to the award vesting monthly over the following 36 months with full vesting occurring on January 10, 2016 and a liquidity condition, which is defined as a change of control transaction or six months following the completion of our initial public offering.
(4)	These options vested as to 25% of the total granted on April 1, 2010, with an additional 1/36 of the remaining amount vesting monthly over the following 36 months with full vesting occurring on April 1, 2013.
(5)	This stock option vests as to 25% of the shares of common stock subject to the option on February 2, 2013, with an additional 1/36 of the remaining shares of the common stock subject to the option vesting monthly over the following 36 months with full vesting occurring on February 2, 2016.
(6)	This stock option vests as to 25% of the shares of common stock subject to the option on June 5, 2013, with an additional 1/36 of the remaining shares of the common stock subject to the option vesting monthly over the following 36 months with full vesting occurring on June 5, 2016.

(7)	As noted above, Mr. Lehman resigned as our Chief Financial Officer in February 2012. Each of his outstanding unvested equity awards terminated on that date, after giving effect to applicable vesting acceleration provisions (see “Executive Employment Agreements—Separation Agreement—Mr. Lehman” below).
(8)	These outstanding restricted shares of our common stock were purchased upon the exercise of stock options that were immediately exercisable in full as of the date of grant, with the underlying option shares subject to a right of repurchase by us at the option exercise price. This right of repurchase lapses over a four-year period at the rate of 25% of the shares of common stock underlying the option on the first anniversary of the vesting commencement date and thereafter 1/48th of the shares of common stock underlying the option each month.

Fiscal 2012 Option Exercises and Stock Vested

None of our Named Executive Officers acquired shares of our common stock upon the exercise of stock options or the vesting of restricted stock awards during fiscal 2012.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for our Named Executive Officers during fiscal 2012.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our Named Executive Officers during fiscal 2012.

Executive Employment Agreements

We have entered into employment offer letters with each of our Named Executive Officers (other than Mr. Zuk) in connection with his commencement of employment with us. With the exception of Mr. McLaughlin’s arrangement, each of these offer letters was negotiated on our behalf by our then-serving chief executive officer, with the oversight and approval of our board of directors and compensation committee.

Additionally, in December 2011, we entered into confirmatory new employment agreements with our then-serving executive officers and amended the employment offer letter of Mr. McLaughlin in order to achieve consistency in the employment terms and conditions of our executive officers.

Each of our Named Executive Officers is eligible to receive certain severance payments and benefits in connection with his termination of employment under various circumstances, including following a change in control, pursuant to written severance and change in control arrangements.

For a summary of the material terms and conditions of these arrangements, as well as an estimate of the potential payments and benefits payable to our Named Executive Officers under these arrangements, see the description below and “—Potential Payments Upon Termination or Change in Control” below. The estimated potential severance payments and benefits payable to each Named Executive Officer in the event of termination of employment as of July 31, 2012, pursuant to the arrangements under the confirmatory employment agreements, are described below.

The actual amounts that would be paid or distributed to our Named Executive Officers as a result of one of the termination events occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the Named Executive Officer’s base salary and the market price of our common stock. Although we have entered into written arrangements to provide severance payments and benefits to our Named Executive Officers in connection with a termination of employment under particular circumstances, we or an acquirer may mutually agree with the Named Executive Officers on severance terms that vary from those provided in these pre-existing arrangements. Finally, in addition to the amounts presented below, each Named Executive Officer would also be able to exercise any previously-vested stock options that he held. For more information about the Named Executive Officers outstanding equity awards as of July 31, 2012, see “—Fiscal 2012 Outstanding Equity Awards at Fiscal Year-End.”

Along with the severance payments and benefits described in a Named Executive Officer’s individual severance and change in control arrangement, these executive officers are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

Termination of Employment Unrelated to a Change in Control

Mr. Batra. In the event of an involuntary termination of employment (a termination of employment by us without “cause”), provided that he executes an appropriate release and waiver of claims, Mr. Batra would be eligible to receive:

•	a lump sum cash payment equal to six months of his base salary as in effect as of the date of termination;

•	a lump sum cash payment equal to the amount payable for premiums for continued COBRA benefits for a period of six months; and

•	accelerated vesting of six months vesting of his then outstanding time-based equity awards.

Messrs. McLaughlin, Tomlinson and Anderson. In the event of an involuntary termination of employment (a termination of employment by us without “cause”), at any time before a “change in control” or more than 24 months following a “change in control,” provided that the executive officer executes an appropriate release and waiver of claims, Messrs. McLaughlin, Tomlinson, and Anderson would be eligible to receive:

•	continued payment of base salary as in effect as of the date of termination for a period of six months (or for Mr. McLaughlin, for a period of 12 months);

•	a lump sum cash payment equal to the amount payable for premiums for continued COBRA benefits for a period of six months (or for Mr. McLaughlin, for a period of 12 months); and

•

for Mr. McLaughlin only, accelerated vesting of the number of shares of our common stock underlying the stock option granted to him on September 30, 2011 that are then unvested equal to the number of shares that would have vested if he had remained employed for six months after the date of termination.

Termination of Employment—Other Named Executive Officers. None of the remaining Named Executive Officers are eligible to receive any specific payments or benefits in the event of an involuntary termination of employment unrelated to a change in control.

Termination of Employment in Connection with a Change in Control

Messrs. Zuk and Batra. In the event of an involuntary termination of employment (a termination of employment by us without “cause” or a termination of employment for “good reason”) within 12 months following a “change in control,” provided that the executive officer executes an appropriate release and waiver of claims, Messrs. Zuk and Batra would each be eligible to receive:

•	a lump sum cash payment equal to 12 months of his base salary as in effect as of the date of termination;

•	a lump sum cash payment equal to 100% of his target bonus for that fiscal year;

•	a lump sum cash payment equal to the amount payable for premiums for continued COBRA benefits for a period of 12 months; and

•	accelerated vesting of the greater of (i) 12 months vesting of his then outstanding time-based equity awards, or (ii) 50% of his then outstanding, time-based equity awards.

Messrs. McLaughlin, Tomlinson and Anderson. In the event of an involuntary termination of employment (a termination of employment by us without “cause” or a termination of employment for “good reason”) within 24 months following a “change in control,” provided that the executive officer executes an appropriate release and waiver of claims, Messrs. McLaughlin, Tomlinson, and Anderson would each be eligible to receive:

•	a lump sum payment of his annual base salary as in effect as of the date of termination;

•	a lump sum cash payment equal to 100% of his target bonus for that fiscal year;

•	a lump sum cash payment equal to the amount payable for premiums for continued COBRA benefits for a period of 12 months; and

•	24 months of accelerated vesting of his then-outstanding, time-based equity awards.

Applicable Definitions. Generally, for purposes of the foregoing provisions, a “change in control” means:

•	the sale or other disposition of all or substantially all of our assets;

•

any sale or exchange of our capital stock by stockholders in a transaction or series of related transactions where more than 50% of the outstanding voting power of the company is acquired by a person or entity or group of related persons or entities;

•

any reorganization, consolidation, or merger of the company where our outstanding voting securities immediately before the transaction represent or are converted into less than 50% of the outstanding voting power of the surviving entity (or its parent organization) immediately after the transaction; or

•	the consummation of the acquisition of 51% or more of our outstanding stock pursuant to a tender offer validly made under any state or federal law (other than a tender offer by us).

Generally, for purposes of the foregoing provisions, “cause” is limited to:

•	conviction of any felony or any crime involving moral turpitude or dishonesty;

•	participation in intentional fraud or an act of willful dishonesty against us;

•	willful breach of our policies that materially harms us;

•	intentional damage of a substantial amount of our property;

•	willful and material breach of the Named Executive Officer’s employment offer letter, employment agreement or his employee invention assignment and confidentiality agreement; or

•

a willful failure or refusal in a material respect to follow the lawful, reasonable policies or directions of us as specified by our board of directors or Chief Executive Officer after being provided with notice of such failure, which failure is not remedied within 30 days after receipt of written notice from us.

Generally, for purposes of the foregoing provisions, “good reason” means a resignation within 12 months following the occurrence, without the Named Executive Officer’s written consent, of one or more of the following:

•

there is a material reduction in the Named Executive Officer’s authority, status, obligations, or responsibilities, provided that, for Messrs. Zuk and Batra, following a “change in control,” a change in title alone will not constitute a material reduction;

•

there is a reduction in the Named Executive Officer’s total annual compensation of more than 10% unless such reduction is no greater (in percentage terms) than compensation reductions imposed on substantially all of our employees pursuant to a directive of our board of directors;

•	any failure by us to pay the Named Executive Officer’s base salary;

•	the relocation of the principal place of our business to a location that is more than a specified number of miles further away from the Named Executive Officer’s home than our current location.

A resignation for “good reason” will not be deemed to have occurred unless the Named Executive Officer gives us written notice of one of the above conditions within 90 days of its occurrence, and we fail to remedy the condition within 30 days of receipt of such notice.

Separation Agreement—Mr. Lehman. In connection with his resignation as Chief Financial Officer in February 2012 and as our employee effective March 19, 2012, we entered into a separation agreement and release, dated February 8, 2012, with Mr. Lehman. Under this agreement, in return for a general release and waiver of claims and compliance with certain specified covenants in favor of us, Mr. Lehman received the following payments and benefits:

•	a cash payment in the amount of $250,000, less applicable withholding;

•	a cash payment in the amount of his on-target bonus for the second quarter of fiscal 2012, less applicable withholding;

•	reimbursement of the costs associated with maintaining his then-existing health care benefits coverage for a period of 12 months;

•	the full and immediate vesting of 74,999 shares of our common stock subject to the outstanding stock options previously granted to him that were unvested as of March 19, 2012; and

•

the extension of the period of time in which he has to exercise the shares of our common stock subject to his outstanding options until the earlier of (i) the expiration of the original term of each of his options or (ii) September 19, 2013.

Potential Payments Upon Termination or Change in Control

The tables below provide an estimate of the value of the compensation and benefits due to each of our Named Executive Officers for fiscal 2012 in the events described below, assuming that the termination of employment and change in control was effective on July 31, 2012, under the confirmatory employment agreements described above. The actual amounts to be paid can only be determined at the time of the termination of employment or change of control, as applicable.

Termination of Employment Unrelated to a Change in Control

	Salary Continuation ($)	Value of Accelerated Equity Awards ($)(1)		Value of Continued Health Care Coverage Premiums ($)	Total ($)
Named Executive Officer		Restricted Stock	Options
Mr. McLaughlin	300,000	—	35,407,112	17,270	35,724,382
Mr. Batra	112,500	1,071,375	3,178,688	8,635	4,371,198
Mr. Tomlinson	125,000	—	—	8,635	133,635
Mr. Anderson	300,000	—	—	8,635	308,635

(1)

The amounts reported in the table reflect the aggregate market value of the unvested shares of our common stock underlying outstanding stock options and restricted stock awards. For the unvested stock options, the aggregate market value is computed by multiplying (i) the number of shares of our common stock underlying unvested and outstanding stock options at July 31, 2012 that would become vested by (ii) the difference between $57.14 (the closing market price of our common stock on the New York Stock Exchange on July 31, 2012) and the exercise price of such option. For the restricted stock awards, the aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding restricted stock awards at July 31, 2012 that would become vested by (ii) $57.14 (the closing market price of our common stock on the New York Stock Exchange on July 31, 2012).

Termination of Employment in Connection with a Change in Control

	Salary Continuation ($)	Target Annual Cash Bonus ($)	Value of Accelerated Equity Awards ($)(1)		Value of Continued Health Care Coverage Premiums ($)	Total ($)
Named Executive Officer			Restricted Stock	Options
Mr. McLaughlin	300,000	150,000	—	72,896,979	17,270	73,364,249
Mr. Zuk	220,000	66,000	2,142,750	4,768,031	16,409	7,213,190
Mr. Batra	225,000	67,500	2,142,750	4,768,031	17,270	7,220,551
Mr. Tomlinson	250,000	75,000	—	12,503,284	17,270	12,845,554
Mr. Anderson	600,000	400,000	—	11,065,749	17,270	12,083,019

(1)	The amounts reported in the table reflect the aggregate market value of the unvested shares of our common stock underlying outstanding stock options and restricted stock awards. For the unvested stock options, the aggregate market value is computed by multiplying (i) the number of shares of our common stock underlying unvested and outstanding stock options at July 31, 2012 that would become vested by (ii) the difference between $57.14 (the closing market price of our common stock on the New York Stock Exchange on July 31, 2012) and the exercise price of such option. For the restricted stock awards, the aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding restricted stock awards at July 31, 2012 that would become vested by (ii) $57.14 (the closing market price of our common stock on the New York Stock Exchange on July 31, 2012).

Employee Benefit and Stock Plans

2012 Equity Incentive Plan

Our board of directors approved our 2012 Equity Incentive Plan, or the 2012 Plan, in June 2012, and our stockholders approved our 2012 Plan in July 2012. Our 2012 Plan became effective one business day prior to our IPO. Our 2012 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants, and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. As of July 31, 2012, a total of 10,571,093 shares of our common stock are reserved for issuance pursuant to the 2012 Plan, of which 328,500 awards are issued and outstanding. In addition, the shares reserved for issuance under our 2012 Plan will also include (a) those shares reserved but unissued under our 2005 Plan (as defined below) as of the effective date described above and (b) shares returned to our 2005 Plan as the result of expiration or termination of options (provided that the maximum number of shares that may be added to the 2012 Plan pursuant to (a) and (b) is 9,000,000 shares). The number of shares available for issuance under the 2012 Plan will also include an annual increase on the first day of each fiscal year beginning in fiscal 2014, equal to the least of:

•	8,000,000 shares;

•	4.5% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Our compensation committee will administer our 2012 Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

Plan Administration. Subject to the provisions of our 2012 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Stock Options. The exercise price of options granted under our 2012 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2012 Plan, the administrator determines the term of all other options.

After the termination of service of an employee, director, or consultant, he or she may exercise his or her option or stock appreciation right for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for 12 months. In all other cases, the option or stock appreciation right will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2012 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2012 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2012 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2012 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2012 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest.

The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors. Our 2012 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2012 Plan. Please see the description of our non-employee director compensation above under “Management—Non-Employee Director Compensation.”

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2012 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Merger or Change in Control. Our 2012 Plan provides that in the event of a merger or change in control, as defined in the 2012 Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and the awards will become fully exercisable.

2012 Employee Stock Purchase Plan

Our board of directors approved our 2012 ESPP in June 2012, and our stockholders approved our 2012 ESPP in July 2012. The 2012 ESPP became effective upon our IPO. We believe that allowing our employees to participate in the 2012 ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares. A total of 1,000,000 shares of our common stock were made available for sale under the 2012 ESPP. In addition, our 2012 ESPP provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year beginning in fiscal 2014, equal to the least of:

•	1% of the outstanding shares of our common stock on the first day of such fiscal year;

•	2,000,000 shares; or

•	such amount as determined by our board of directors.

Plan Administration. Our compensation committee administers the 2012 ESPP, and has full and exclusive authority to interpret the terms of the plan and determine eligibility to participate, subject to the conditions of the plan as described below.

Eligibility. Generally, all of our employees are eligible to participate if they are employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under the 2012 Employee Stock Purchase Plan if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Periods. Offerings under our 2012 ESPP for U.S. employees are intended to qualify under Section 423 of the Code. Each offering period includes purchase periods, which will be the approximately six months commencing with one exercise date and ending with the next exercise date. The offering periods are scheduled to start on the first trading day on or after March 15 and September 15 of each year, except for the first offering period, which commenced on the first trading day on or after the completion of our IPO and will end on the first trading day on or after March 15, 2013.

Our 2012 ESPP permits participants to purchase shares of common stock through contributions of up to 15% of their eligible compensation. A participant may purchase a maximum of 625 shares during a six month period.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under the 2012 ESPP. If the compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under the 2012 ESPP.

Merger or Change in Control. In the event of our merger or change in control, as defined under the 2012 ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. Our 2012 ESPP will automatically terminate in 2032, unless we terminate it sooner. Our board of directors has the authority to amend, suspend, or terminate our 2012 ESPP, except that, subject to certain exceptions described in the 2012 ESPP, no such action may adversely affect any outstanding rights to purchase stock under our 2012 ESPP.

2005 Equity Incentive Plan, as Amended

Our board of directors and our stockholders adopted our 2005 Equity Incentive Plan, or our 2005 Plan, in April 2005. Our 2005 Plan was most recently amended in June 2012.

Authorized Shares. Our 2005 Plan was terminated in connection with our IPO, and accordingly, no shares are available for issuance under this plan. Our 2005 Plan will continue to govern outstanding awards granted thereunder. Our 2005 Plan provided for the grant of incentive stock options, nonqualified stock options, and restricted stock. As of July 31, 2012, options to purchase 13,896,068 shares of our common stock remained outstanding under our 2005 Plan.

Plan Administration. Our board of directors or a committee thereof appointed by our board of directors has the authority to administer the 2005 Plan. Currently, the compensation committee administers the 2005 Plan. Subject to the provisions of our 2005 Plan, the administrator has the power to construe and interpret our 2005 Plan and any agreement thereunder and determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price (if any), the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the terms of the award agreement for use under our 2005 Plan. The administrator may, at any time, authorize the issue of new awards for the surrender and cancellation of any outstanding award with the consent of a participant. The administrator may also buy out an award previously granted for cash, shares, or other consideration as the administrator and the participant may agree.

Options. Stock options may be granted under our 2005 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option may not exceed 10 years. An incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or certain other property, or other consideration acceptable to the administrator. After the termination of service of an employee, director, or consultant, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to death or disability (or the participant dies within three months after a general termination), the option will generally remain exercisable, to the extent vested as of such date of termination, for 12 months after termination. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option expires on the participant’s termination date.

Restricted Stock. Restricted stock may be granted under our 2005 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

Transferability of Awards. Our 2005 Plan generally does not allow for the transfer of awards, and only the recipient of an option may exercise such an award during his or her lifetime.

Certain Adjustment. In the event of certain changes in our capitalization, the number of shares reserved under our 2005 Plan, the exercise prices of, and the number of shares subject to, outstanding options, and the purchase price of, and the numbers of shares subject to, outstanding awards will be proportionately adjusted, subject to any required action by our board of directors.

Merger or Change in Control. Our 2005 Plan provides that, in the event of a merger, change in control, or other corporate transaction, as defined under our 2005 Plan, each outstanding award may be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then the vesting of outstanding awards will be accelerated, and stock options will become exercisable in full prior to such corporate transaction. Stock options will then generally terminate immediately prior to the corporate transaction.

Amendment; Termination. Our board of directors may amend our 2005 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the award holder’s written consent. Upon the completion of our IPO, our 2005 Plan was terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

Employee Incentive Compensation Plan

Our Employee Incentive Compensation Plan, or the Incentive Compensation Plan, was adopted by our board of directors in September 2011. The Incentive Compensation Plan allows our board of directors or a committee appointed by our board of directors to provide cash incentive awards to any employee, other than employees in our sales organization, based upon performance goals established by our board of directors.

Under the Incentive Compensation Plan, our board of directors or a committee appointed by our board of directors determines the performance goals applicable to any award, including bookings, contract awards, earnings, earnings per share, expenses, gross margin, new product development, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, revenue, and working capital, as well as individual objectives such as peer reviews, or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

Our board of directors may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at, or above a participant’s target award, in the board of director’s discretion. Our board of directors may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which requires continued employment through the date a bonus is paid.

Our board of directors has the authority to amend, alter, suspend, or terminate the Incentive Compensation Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors, officers, and some employees. These agreements provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor is there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Loans to Executive Officers

Nir Zuk

We entered into an option exercise agreement with Nir Zuk, our Chief Technology Officer and a director, in July 2009. Under this agreement, we loaned Mr. Zuk $283,050 for the purchase price of 450,000 shares of our common stock issued pursuant to the exercise of an option held by Mr. Zuk. This loan bore interest at the rate per annum of 2.05%, compounded annually. As of January 31, 2012, the outstanding balance of this loan was $297,795, including principal of $283,050 and total accrued interest of $14,745. This loan and all accrued interest was repaid in full by Mr. Zuk in March 2012.

Rajiv Batra

We entered into an option exercise agreement with Rajiv Batra, our Vice President, Engineering, in May 2009. Under this agreement, we loaned Mr. Batra $283,050 for the purchase price of 450,000 shares of our common stock issued pursuant to the exercise of an option held by Mr. Batra. This loan bore interest at the rate per annum of 2.05%, compounded annually. As of January 31, 2012, the outstanding balance of this loan was $298,803, including principal of $283,050 and total accrued interest of $15,753. This loan and all accrued interest was repaid in full by Mr. Batra in March 2012.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides, among other things, that holders of our preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain current and former executive officers. See “Management—Executive Employment Agreements.”

We have also entered into indemnification agreements with certain directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management—Limitation on Liability and Indemnification Matters.”

Transactions with AT&T Inc.

Mr. Donovan, one of our independent directors, is an executive officer at AT&T Inc. Since the beginning of our last fiscal year, through our channel partners, we have sold an aggregate of $2.4 million of products and services to AT&T in arm’s length transactions.

Policies and Procedures for Related Party Transactions

The audit committee of our board of directors has the primary responsibility for reviewing and approving or ratifying transactions with related parties.

We have a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation, or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party’s interest in the transaction. Our audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee, director, or beneficial owner of less than 10% of that company’s shares and the aggregate amount involved does not exceed the greater of $500,000 or 2% of the company’s total annual revenues, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at September 30, 2012 for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group;

•	each person or group, who beneficially owned more than 5% of our common stock; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership prior to this offering is based on 67,893,939 shares of common stock outstanding at September 30, 2012. Applicable percentage ownership after this offering is based on 68,402,295 shares of common stock outstanding at September 30, 2012, after giving effect to the exercise of 508,356 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of September 30, 2012. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Palo Alto Networks, Inc., 3300 Olcott Street, Santa Clara, California 95054.

Name of Beneficial Owner+	Beneficial Ownership Prior to this Offering		Shares Being Offered(122)	Beneficial Ownership After this Offering
	Number	Percent		Number	Percent
5% Stockholders:
Entities affiliated with Greylock Partners(1)	13,786,763	20.3%	—	13,786,763	20.2%
Entities affiliated with Sequoia Capital and other group members(2)	13,786,763	20.3%	—	13,786,763	20.2%
Globespan Capital Partners V, L.P.(3)	4,917,543	7.2%	1,500,000	3,417,543	5.0%
Directors and Named Executive Officers:
Mark D. McLaughlin(4)	673,744	*	46,000	627,744	*
Nir Zuk(5)	3,476,535	5.1%	200,000	3,276,535	4.8%
Rajiv Batra(6)	2,002,216	2.9%	185,500	1,814,716	2.7%
Steffan C. Tomlinson	—	—	—	—	—
Mark F. Anderson	—	—	—	—	—
Asheem Chandna(7)	14,093,813	20.8%	—	14,093,813	20.6%
John M. Donovan	—	—	—	—	—
Venky V. Ganesan(3)	—	—	—	—	—
James J. Goetz(8)	1,567,944	2.3%	—	1,567,944	2.3%
Shlomo Kramer(9)	997,524	1.5%	—	997,524	1.5%
William A. Lanfri(10)	750,186	1.1%	30,000	720,186	1.1%
Charles J. Robel(11)	23,020	*	—	23,020	*
Daniel J. Warmenhoven	—	—	—	—	—
René Bonvanie(12)	512,166	*	37,500	474,666	*
Michael E. Lehman(13)	362,496	*	—	362,496	*
All current directors and executive officers as a group (14 Persons)(14)	24,095,148	35.1%	499,000	23,596,148	34.2%
Certain Other Selling Stockholders:
Entities affiliated with Tenaya Capital(15)	2,264,808	3.3%	566,201	1,698,607	2.5%
David Stevens	845,671	1.2%	198,461	647,210	*
Lee Klarich(16)	748,020	1.1%	70,000	678,020	*
Yu Ming Mao	638,078	*	50,000	588,078	*
Anupam Bharali(17)	436,144	*	76,500	359,644	*
Fengmin Gong	414,985	*	79,961	335,024	*
Gold Hill Venture Lending 03, LP(18)	331,823	*	82,916	248,907	*
Song Wang(19)	298,124	*	50,000	248,124	*
Barun Kar(20)	296,457	*	74,114	222,343	*
Haoying Xu(21)	264,401	*	65,000	199,401	*
Siu-Wang Leung(22)	244,937	*	60,000	184,937	*
William Roberson(23)	229,776	*	54,500	175,276	*
Brian Harmon(24)	225,000	*	49,218	175,782	*
Karl Driesen(25)	210,291	*	50,000	160,291	*
Huagang Xie(26)	190,166	*	45,000	145,166	*
Radhakrishna Anabathula(27)	183,187	*	41,750	141,437	*
Jeffrey Jahr(28)	178,583	*	42,000	136,583	*
Sidong Li(29)	174,333	*	43,000	131,333	*
Gagan Agarwal(30)	170,000	*	35,000	135,000	*
Kunal Kundu(31)	160,000	*	25,000	135,000	*
Barrett Eldridge(32)	151,185	*	13,500	137,685	*
John Ewert(33)	150,000	*	17,969	132,031	*

Name of Beneficial Owner+	Beneficial Ownership Prior to this Offering		Shares Being Offered(122)	Beneficial Ownership After this Offering
	Number	Percent		Number	Percent
Mark Rotolo(34)	150,000	*	34,000	116,000	*
JAIC-Atop Venture Capital Investment, L.P.(35)	140,500	*	35,086	105,414	*
Anthony McIlvenna(36)	140,000	*	29,843	110,157	*
Michael Jacobsen(37)	138,521	*	25,000	113,521	*
Mac Chan(38)	123,000	*	29,500	93,500	*
Yvonne French(39)	110,000	*	20,000	90,000	*
Shadi Rostami(40)	110,000	*	24,000	86,000	*
Bryan Petty(41)	109,936	*	22,742	87,194	*
Harold Hilderbrand(42)	109,426	*	25,000	84,426	*
Jing Zhang(43)	109,000	*	23,500	85,500	*
Christopher King(44)	108,000	*	24,000	84,000	*
Ides Vanneuville(45)	107,778	*	25,000	82,778	*
Lisa Mepham(46)	106,969	*	24,961	82,008	*
Kalyan Rao(47)	97,000	*	20,890	76,110	*
Elkova Sallaberry(48)	95,541	*	22,000	73,541	*
Amarendra Verma(49)	94,853	*	20,000	74,853	*
Ravishankar Ithal	90,555	*	22,599	67,956	*
Alfred Lee(50)	90,000	*	17,000	73,000	*
SVB Financial Group(51)	85,340	*	21,296	64,044	*
Ajay Aggarwal(52)	85,000	*	19,062	65,938	*
Yangjie Cheng(53)	85,000	*	15,810	69,190	*
Douglas Saloga(54)	82,500	*	17,500	65,000	*
Matthew Keil(55)	72,630	*	10,000	62,630	*
Patrick Brogan(56)	60,000	*	13,000	47,000	*
Cornelius Raynor(57)	60,000	*	14,166	45,834	*
Von Nguyen(58)	57,000	*	10,000	47,000	*
Byron Inahara	56,750	*	3,000	53,750	*
Jia Jun Xie(59)	55,156	*	10,000	45,156	*
Charles Smith(60)	53,958	*	13,437	40,521	*
Francis Fang(61)	50,500	*	10,000	40,500	*
Yonghui Cheng(62)	50,000	*	7,421	42,579	*
Hao Long(63)	50,000	*	11,000	39,000	*
Alex Raistrick(64)	50,000	*	10,000	40,000	*
Rashi Sharma(65)	50,000	*	10,260	39,740	*
Jiangxia Liu(66)	49,583	*	10,750	38,833	*
John Corboy(67)	49,332	*	12,244	37,088	*
Yongjie Yin(68)	47,791	*	10,800	36,991	*
James Messer(69)	43,500	*	10,328	33,172	*
Michael Semaniuk(69)	43,500	*	4,500	39,000	*
Jesse Ralston(70)	43,478	*	10,000	33,478	*
Jeffrey True(71)	42,603	*	9,572	33,031	*
Monty Gill(72)	40,900	*	9,900	31,000	*
Judy Longbrook(73)	39,330	*	9,000	30,330	*
Teresa Lozano(74)	38,500	*	8,750	29,750	*
Nicholai Piagentini(75)	35,854	*	8,750	27,104	*
Charles Cromwell(76)	35,000	*	2,250	32,750	*
James Sherlow(77)	32,812	*	2,500	30,312	*
Jana Kameda(78)	32,500	*	7,500	25,000	*
Paul Ho(79)	32,000	*	4,000	28,000	*

Name of Beneficial Owner+	Beneficial Ownership Prior to this Offering		Shares Being Offered(122)	Beneficial Ownership After this Offering
	Number	Percent		Number	Percent
Jonathan Holman(80)	30,422	*	7,605	22,817	*
Todd Humphreys(81)	30,000	*	5,781	24,219	*
Allan Rixen(82)	30,000	*	1,875	28,125	*
Jeffrey Stiling(83)	30,000	*	5,000	25,000	*
Martin Walter(84)	30,000	*	3,000	27,000	*
Sam Ho(85)	28,000	*	5,000	23,000	*
Zhiping Liu(86)	28,000	*	4,229	23,771	*
Mengjin Wu(87)	27,000	*	3,900	23,100	*
Gary Samuels(88)	26,979	*	2,500	24,479	*
Zhi Wang(89)	26,041	*	6,000	20,041	*
Thomas Abner(90)	25,000	*	4,947	20,053	*
Rohan Davuluri(91)	25,000	*	3,000	22,000	*
Benjamin Dicicco(92)	25,000	*	4,036	20,964	*
Ajay Ghatge(93)	25,000	*	3,000	22,000	*
Michael Haro(94)	25,000	*	3,255	21,745	*
Thomas Hogan	25,000	*	6,000	19,000	*
Shu Lin(95)	25,000	*	1,000	24,000	*
Jerish Parapurath(96)	25,000	*	3,000	22,000	*
Mingfei Peng(97)	25,000	*	3,776	21,224	*
John Rezabek(98)	25,000	*	3,385	21,615	*
Manish Sampat(98)	25,000	*	1,822	23,178	*
Dominic Lam(99)	24,791	*	6,203	18,588	*
Thomas Shea(100)	23,125	*	5,468	17,657	*
Myung Kil(101)	23,000	*	1,800	21,200	*
Arnaud Kopp(102)	22,812	*	2,000	20,812	*
Matthew Stauble(103)	22,250	*	5,135	17,115	*
Srinivas Avasarala(104)	22,000	*	3,200	18,800	*
Ho Thai(105)	20,625	*	4,843	15,782	*
Nicholas Campagna(106)	20,604	*	2,000	18,604	*
Yongsi Chen(107)	20,000	*	2,300	17,700	*
Ronald Guerra(108)	20,000	*	3,229	16,771	*
Peng Li(109)	20,000	*	3,000	17,000	*
Bo Qu(110)	20,000	*	3,000	17,000	*
Madhavi Reddy(111)	20,000	*	2,900	17,100	*
Eswar Sadaram(112)	20,000	*	2,083	17,917	*
Michael Schuricht(113)	20,000	*	2,900	17,100	*
Paul Tarkington(114)	20,000	*	2,500	17,500	*
Sandro Janita(115)	19,301	*	1,000	18,301	*
Tao Lin(116)	18,948	*	2,783	16,165	*
Jagadishchandra Sarnaik(117)	18,000	*	1,200	16,800	*
Anton Granic(118)	17,708	*	4,166	13,542	*
John McClendon(119)	17,500	*	2,500	15,000	*
Robin Reinhardt(120)	15,312	*	3,827	11,485	*
All Other Selling Stockholders (79 Persons)(121)	674,741	*	98,845	575,896	*

*	Represents beneficial ownership of less than one percent (1%).
+	Options to purchase shares of our capital stock included in this table are generally early exercisable, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase held by us.

(1)	Consists of (i) 12,071,776 shares held of record by Greylock XI Limited Partnership; (ii) 1,378,678 shares held of record by Greylock XI Principals LLC; and (iii) 336,309 shares held of record by Greylock XI-A Limited Partnership (collectively referred to as the “Greylock Partners Entities”). Greylock XI GP Limited Partnership is the sole general partner of each of Greylock XI Limited Partnership and Greylock XI-A Limited Partnership. William W. Helman and Aneel Bhusri are the managing members of Greylock XI GP Limited Partnership and are partners of Greylock XI Principals LLC. The address for these entities is 2550 Sand Hill Road, Menlo Park, CA 94025.
(2)	Consists of (i) 10,617,630 shares held of record by Sequoia Capital XI, LP; (ii) 1,475,592 shares held of record by Sequoia Capital Growth Fund III, LP; (iii) 1,155,116 shares held of record by Sequoia Capital XI Principals Fund, LLC; (iv) 335,396 shares held of record by Sequoia Technology Partners XI, LP; (v) 76,202 shares held of record by Sequoia Capital Growth III Principals Fund, LLC; (vi) 16,150 shares held of record by Sequoia Capital Growth Partners III, LP; and (vii) 110,677 shares held of record by SCGE Fund, L.P. SC XI Management, LLC is the general partner of Sequoia Capital XI, LP and Sequoia Technology Partners XI, LP and is the managing member of Sequoia Capital XI Principals Fund, LLC and SCGF III Management, LLC is the general partner of Sequoia Capital Growth Fund III, LP and Sequoia Capital Growth Partners III, LP and is the managing member of Sequoia Capital Growth III Principals Fund, LLC (collectively referred to as the “Sequoia Capital Entities”). The managing members of SC XI Management, LLC are Michael Goguen, Douglas Leone, and Michael Moritz. The managing members of SCGF III Management, LLC are Roelof Botha, J. Scott Carter, James J. Goetz, Michael Goguen, Douglas Leone and Michael Moritz. SCGE (LTGP), L.P. is the general partner of, and SCGE Management, L.P., a registered investment adviser under the Investment Advisers Act of 1940, as amended, acts as investment adviser to, SCGE Fund, L.P. (collectively referred to as the “SCGE Entities”). Christopher Lyle is the sole person with voting and investment power on behalf of the SCGE Entities. The SCGE Entities and the Sequoia Capital Entities may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to their ownership of our shares. The address for these entities is 3000 Sand Hill Road, Suite 4-250, Menlo Park, CA 94025.
(3)	Globespan Management Associates V, LLC is the sole general partner of Globespan Management Associates V, L.P., which is the sole general partner of Globespan Capital Partners V, L.P. The sole members of Globespan Management Associates V, LLC are Andrew P. Goldfarb and Barry J. Schiffman, who hold voting and dispositive power over the shares held by Globespan Capital Partners V, L.P. Mr. Ganesan, one of our directors, has no voting or dispositive power with respect to these shares. The address for these entities is 300 Hamilton Avenue, Palo Alto, CA 94301.
(4)	Consists of 673,744 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(5)	Consists of 3,476,535 shares held of record by Mr. Zuk, of which 121,881 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(6)

Consists of (i) 75,000 shares held of record by Mr. Batra, all of which may be repurchased by us at the original exercise price within 60 days of September 30, 2012; (ii) 1,700,216 shares held of record by Rajiv Batra and Ritu Batra as Trustees of the Batra Family Trust U/A/D 5th of January 2006 of which 46,877 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (iii) 225,000 shares held of record by Rajiv Batra and Ritu Batra as Trustees of the Trust Agreement for Aditya Joshua Batra dated February 22, 2005.

(7)	Consists of (i) the shares listed in footnote (1) above, which are held by the Greylock Partners Entities; and (ii) 307,050 shares held of record by the Chandna Family Revocable Trust DTD 4/13/98 for which Mr. Chandna serves as trustee. Mr. Chandna, one of our directors, is a partner of the Greylock Partners Entities, and therefore may be deemed to share voting or dispositive power with respect to the shares held by the Greylock Partners Entities.
(8)

Consists of the shares held by Sequoia Capital Growth Fund III, LP, Sequoia Capital Growth III Principals Fund, LLC and Sequoia Capital Growth Partners III, LP listed in footnote (2) above. Mr. Goetz, one of our directors, is a managing member of the general partner or managing member of the Sequoia Capital Entities specified above, and therefore may be deemed to share voting and dispositive power over the shares held by such Sequoia Capital Entities.
(9)	Consists of (i) 132,000 shares held of record by Mr. Kramer; and (ii) 865,524 shares held of record by Hapri Limited. Mr. Kramer is one of two directors of Hapri Limited, with Amir Rapoport, the Kramer family office Chief Financial Officer, being the other director. All of Hapri Limited’s shares are ultimately controlled by a trust of which Mr. Kramer is the sole grantor and sole beneficiary during his life. The address for Hapri Limited is PFD Corporate Services (BVI) Limited, Tropic Isle Building, P.O. Box 3331, Road Town, Tortola, British Virgin Islands VG 1110.
(10)	Consists of 750,186 shares held of record by Hawkswatch Holdings LLC for which Mr. Lanfri is the sole member.
(11)	Consists of 23,020 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(12)	Consists of (i) 510,000 shares held of record by Mr. Bonvanie, of which 114,167 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 2,166 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(13)	Consists of 362,496 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012. Mr. Lehman resigned as Chief Financial Officer in February 2012.
(14)	Consists of (i) 23,396,218 shares beneficially owned by the current directors and executive officers, of which 357,925 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 698,930 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(15)	Consists of (i) 1,774,943 shares held of record by Tenaya Capital V, LP; and (ii) 489,865 shares held of record by Tenaya Capital V-P, LP (collectively referred to as the “Tenaya Capital Entities”). The general partner of the Tenaya Capital Entities is Tenaya Capital V GP, LP whose general partner is Tenaya Capital V GP, LLC. Messrs. Tom Banahan, Ben Boyer, Stewart Gollmer, Brian Melton and Brian Paul are the managers of Tenaya Capital V GP, LLC and such managers share voting and dispositive power over the shares held by the Tenaya Capital Entities. The address for these entities is 2965 Woodside Road, Suite A, Woodside, CA 94062.
(16)	Consists of (i) 195,000 shares held of record by Mr. Klarich, of which 10,000 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 553,020 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(17)	Consists of (i) 382,500 shares held of record by one or more family trusts controlled by Mr. Bharali; and (ii) 53,644 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(18)	Gold Hill Venture Lending Partners 03, LLC is the general partner of Gold Hill Venture Lending 03, LP. The controlling members of Gold Hill Venture Lending Partners 03, LLC are John Ross Lynden IV, Frank Tower III, Tim Waterson and David Fischer, who hold voting and dispositive power over the shares held by Gold Hill Venture Lending 03, LP. The address for these entities is One Almaden Boulevard, Suite 630, San Jose, CA 95113.
(19)	Consists of (i) 250,000 shares held of record by Mr. Wang; and (ii) 48,124 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(20)	Consists of (i) 260,000 shares held of record by Mr. Kar; and (ii) 36,457 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(21)	Consists of (i) 232,500 shares held of record by Mr. Xu; and (ii) 31,901 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(22)	Consists of (i) 224,000 shares held of record by Mr. Leung; and (ii) 20,937 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(23)	Consists of (i) 215,402 shares held of record by Mr. Roberson, of which 7,293 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 14,374 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(24)	Consists of (i) 150,000 shares held of record by Mr. Harmon; and (ii) 75,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(25)	Consists of 210,291 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(26)	Consists of (i) 171,000 shares held of record by Mr. Xie, of which 6,250 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 19,166 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(27)	Consists of (i) 169,000 shares held of record by Mr. Anabathula, of which 7,813 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; (ii) 7,000 shares held of record by one or more family members controlled by Mr. Anabathula; and (iii) 7,187 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(28)	Consists of (i) 169,000 shares held of record by Mr. Jahr, of which 2,605 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 9,583 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(29)	Consists of (i) 115,400 shares held of record by Mr. Li; (ii) 10,600 shares held of record by one or more family members controlled by Mr. Li; and (iii) 48,333 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(30)	Consists of 170,000 shares held of record by Ms. Agarwal, of which 13,542 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(31)	Consists of 160,000 shares held of record by Mr. Kundu, of which 6,250 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(32)	Consists of (i) 31,500 shares held of record by Mr. Eldridge, of which 6,500 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; (ii) 25,000 shares held of record by one or more family trusts controlled by Mr. Eldridge; and (iii) 94,685 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(33)	Consists of (i) 36,364 shares held of record by Mr. Ewert; and (ii) 113,636 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(34)	Consists of (i) 60,000 shares held of record by Mr. Rotolo; and (ii) 90,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(35)	Japan Asia Investment Co., Ltd. is the general partner of JAIC-Atop Venture Capital Investment, L.P. The managing members of Japan Asia Investment Co., Ltd. are Osamu Hosokubo, Moriyoshi Matsumoto, Tetsuro Shimomura, Shinichi Hotta, Kazuo Higashi and Kazuhiro Nagashima, who hold voting and dispositive power over the shares held by JAIC-Atop Venture Capital Investment, L.P. The address for these entities is Seiko Takebashi-Kyodo Building, 3-11 Kandanishiki-cho, Chiyoda-ku, Tokyo 101-8570, Japan.
(36)	Consists of (i) 130,000 shares held of record by Mr. McIlvenna, of which 8,125 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 10,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(37)	Consists of (i) 70,188 shares held of record by Mr. Jacobsen; and (ii) 68,333 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(38)	Consists of 123,000 shares held of record by Mr. Chan, of which 4,688 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(39)	Consists of (i) 70,000 shares held of record by Ms. French; and (ii) 40,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(40)	Consists of (i) 40,000 shares held of record by Ms. Rostami; and (ii) 70,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(41)	Consists of (i) 70,261 shares held of record by Mr. Petty; and (ii) 39,675 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(42)	Consists of (i) 90,000 shares held of record by Mr. Hilderbrand; and (ii) 19,426 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(43)	Consists of (i) 74,000 shares held of record by Mr. Zhang; and (ii) 35,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(44)	Consists of 108,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(45)	Consists of 107,778 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(46)	Consists of (i) 6,969 shares held by Ms. Mepham; and (ii) 100,000 shares held of record by Ms. Mepham as Trustee of the Lisa J. Mepham Living Revocable Trust Established September 13, 2000.
(47)	Consists of (i) 82,000 shares held of record by Mr. Rao, of which 4,688 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 15,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(48)	Consists of (i) 92,000 shares held of record by Ms. Sallaberry; and (ii) 3,541 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(49)	Consists of (i) 61,000 shares held of record by Mr. Verma; and (ii) 33,853 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(50)	Consists of (i) 75,000 shares held of record by Mr. Lee, of which 9,375 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 15,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(51)	SVB Financial Group is a reporting public company. SVB Financial Group is an affiliate of a broker-dealer. SVB Financial Group has represented to us that it acquired the shares for investment, purchased the shares to be sold in the ordinary course of business, and at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the shares. Through the authority delegated by SVB Financial Group’s Finance Committee of the Board of Directors, Michael D. Kruse, Treasurer of SVB Financial Group, has voting and dispositive power over these shares. The address of SVB Financial Group is 3003 Tasman Drive, Santa Clara, CA 95054.
(52)	Consists of (i) 75,000 shares held of record by Mr. Aggarwal, of which 3,125 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 10,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(53)	Consists of 85,000 shares held of record by Mr. Cheng, of which 8,855 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(54)	Consists of (i) 65,000 shares held of record by Mr. Saloga; and (ii) 17,500 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(55)	Consists of (i) 65,000 shares held of record by Mr. Keil; and (ii) 7,630 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(56)	Consists of (i) 30,000 shares held of record by Mr. Brogan; and (ii) 30,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(57)	Consists of 60,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(58)	Consists of 57,000 shares held of record by Mr. Nguyen, of which 4,230 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(59)	Consists of (i) 30,000 shares held of record by Mr. Xie; and (ii) 25,156 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(60)	Consists of 53,958 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(61)	Consists of (i) 30,000 shares held of record by Mr. Fang; and (ii) 20,500 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(62)	Consists of (i) 40,000 shares held of record by Mr. Cheng, of which 7,813 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 10,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(63)	Consists of (i) 40,000 shares held of record by Mr. Long; and (ii) 10,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(64)	Consists of 50,000 shares held of record by Mr. Raistrick, of which 4,167 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(65)	Consists of 50,000 shares held of record by Ms. Sharma, of which 8,334 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(66)	Consists of (i) 40,000 shares held of record by Mr. Liu, of which 4,688 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 9,583 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(67)	Consists of 49,332 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(68)	Consists of (i) 43,000 shares held of record by Mr. Yin, of which 3,125 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 4,791 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(69)	Consists of 43,500 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(70)	Consists of (i) 17,000 shares held of record by Mr. Ralston; and (ii) 26,478 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(71)	Consists of (i) 10,000 shares held of record by Mr. True; and (ii) 32,603 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(72)	Consists of (i) 25,900 shares held of record by Mr. Gill; and (ii) 15,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(73)	Consists of 39,330 shares held of record by Ms. Longbrook as trustee of the Judy L. Longbrook Trust U/A/D 10/08/2007.
(74)	Consists of 38,500 shares held of record by Ms. Lozano, of which 2,115 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(75)	Consists of 35,854 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(76)	Consists of 35,000 shares held of record by Mr. Cromwell, of which 2,188 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(77)	Consists of (i) 30,000 shares held of record by Mr. Sherlow, of which 2,500 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 2,812 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(78)	Consists of (i) 30,000 shares held of record by Ms. Kameda; and (ii) 2,500 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(79)	Consists of 32,000 shares held of record by Mr. Ho, of which 5,334 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(80)	Consists of (i) 13,000 shares held of record by Jonathan S. Holman and Carole W. Holman as trustees of the Holman Family Trust Dated July 28, 2006; and (ii) 17,422 shares held of record by Jonathan S. Holman and Carole W. Holman as trustees of the Holman Group Inc. Profit Sharing Trust.
(81)	Consists of (i) 23,125 shares held of record by Mr. Humphreys; and (ii) 6,875 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(82)	Consists of 30,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(83)	Consists of 30,000 shares held of record by Mr. Stiling, of which 5,625 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(84)	Consists of 30,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(85)	Consists of 28,000 shares held of record by Mr. Ho, of which 5,313 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(86)	Consists of 28,000 shares held of record by Mr. Liu, of which 9,917 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.

(87)	Consists of 27,000 shares held of record by Ms. Wu, of which 10,125 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(88)	Consists of 26,979 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(89)	Consists of 26,041 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(90)	Consists of (i) 19,271 shares held of record by Mr. Abner; and (ii) 5,729 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(91)	Consists of (i) 18,000 shares held of record by Mr. Davuluri, of which 4,125 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 7,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(92)	Consists of 25,000 shares held of record by Mr. Dicicco, of which 7,813 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(93)	Consists of 25,000 shares held of record by Mr. Ghatge, of which 5,230 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(94)	Consists of 25,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(95)	Consists of (i) 15,000 shares held of record by Mr. Lin; and (ii) 10,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(96)	Consists of 25,000 shares held of record by Mr. Parapurth, of which 9,375 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(97)	Consists of 25,000 shares held of record by Mr. Peng, of which 8,855 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(98)	Consists of 25,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(99)	Consists of (i) 20,000 shares held of record by Mr. Lam; and (ii) 4,791 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(100)	Consists of 23,125 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(101)	Consists of (i) 20,000 shares held of record by Mr. Kil, of which 7,500 may be repurchased by us at the original exercise price within 60 days of September 30, 2012; and (ii) 3,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(102)	Consists of (i) 15,352 shares held of record by Mr. Kopp; and (ii) 7,460 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(103)	Consists of (i) 15,584 shares held of record by Mr. Stauble; and (ii) 6,666 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(104)	Consists of 22,000 shares held of record by Mr. Avasarala, of which 8,250 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(105)	Consists of 20,625 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(106)	Consists of (i) 18,000 shares held of record by Mr. Campagna; and (ii) 2,604 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(107)	Consists of (i) 10,000 shares held of record by Mr. Chen; and (ii) 10,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(108)	Consists of 20,000 shares held of record by Mr. Guerra, of which 6,250 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(109)	Consists of (i) 5,000 shares held of record by Mr. Li; and (ii) 15,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(110)	Consists of 20,000 shares held of record by Mr. Qu, of which 4,584 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(111)	Consists of (i) 5,000 shares held of record by Mr. Reddy; and (ii) 15,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(112)	Consists of (i) 5,000 shares held of record by Mr. Sadaram; and (ii) 15,000 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(113)	Consists of 20,000 shares held of record by Mr. Schuricht, of which 7,500 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(114)	Consists of 20,000 shares held of record by Mr. Tarkington, of which 8,334 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(115)	Consists of 19,301 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(116)	Consists of 18,948 shares held of record by Mr. Lin, of which 6,980 may be repurchased by us at the original exercise price within 60 days of September 30, 2012.
(117)	Consists of (i) 500 shares held of record by Mr. Sarnaik; and (ii) 17,500 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(118)	Consists of 17,708 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(119)	Consists of 17,500 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2012.
(120)	Consists of (i) 8,125 shares held of record by Ms. Reinhardt; and (ii) 7,187 shares held of record by Ms. Reinhardt as trustee of the Robin K Reinhardt Revocable Living Trust Dated 11/07/2000.
(121)	Represents shares held by 79 selling stockholders not listed above who, as a group, own less than 1% of our outstanding common stock prior to this offering. Of these selling stockholders, all 79 are current employees of our company.
(122)	If the underwriters exercise their option to purchase additional shares in full, entities affiliated with Tenaya Capital will sell an additional 720,000 shares.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they are currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 1,100,000,000 shares, with a par value of $0.0001 per share, of which:

•	1,000,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

As of July 31, 2012, we had outstanding 67,851,597 shares of common stock, held by approximately 329 stockholders of record. In addition, as of July 31, 2012, we had outstanding options to acquire 14,224,569 shares of our common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section entitled “Dividend Policy.” Upon our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

No shares of preferred stock are outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue from time to time up to 100,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Registration Rights

Following the completion of this offering, the holders of an aggregate of 39,139,706 shares of our common stock or their permitted transferees are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, short-form registration rights, and piggyback registration rights. In any registration made pursuant to such investors’ rights agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate seven years following the completion of our IPO or, with respect to any particular stockholder, at such time that that stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

Following the completion of this offering, the holders of an aggregate of 39,023,350 shares of our common stock or their permitted transferees are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least 40% of the shares that are entitled to registration rights under the investors’ rights agreement, to register, as soon as practicable, all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. We are not required to effect a demand registration earlier than 180 days after the effective date of this offering.

Short-Form Registration Rights

Following the completion of this offering, the holders of an aggregate of 39,139,706 shares of our common stock or their permitted transferees are entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of these shares, to have such shares registered by us if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1.0 million, subject to exceptions set forth in the investors’ rights agreement.

Piggyback Registration Rights

Following the completion of this offering, the holders of an aggregate of 39,139,706 shares of our common stock or their permitted transferees are entitled to piggyback registration rights. If we register any of our securities for our own account, after the completion of this offering, the holders of these shares are entitled to include their shares in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the investors’ rights agreement.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock. As discussed above under “—Preferred Stock,” our board of directors has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairman of our board of directors, the chief executive officer, the president (in the absence of a chief executive officer), or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification. Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (877) 373-6374.

Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “PANW.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering, based on 67,893,939 shares outstanding as of September 30, 2012, and after giving effect to the issuance of 508,356 shares of our common stock to be acquired by certain selling stockholders through option exercises at the closing at this offering in order to sell those shares, a total of 68,402,295 shares of common stock will be outstanding. Of these shares, all 4,800,000 shares of common stock sold in this offering by the selling stockholders, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act in addition to the 7,130,000 shares that were sold in our IPO.

The remaining 56,472,295 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and certain transfer restrictions under our insider trading policy, these shares will be available for sale in the public market at various times as follows, subject to the provisions of Rules 144 and 701 under the Securities Act:

•	11,930,000 shares sold in this offering and in our IPO will be immediately available for sale in the public market;

•	35,900,945 shares will be eligible for sale on January 16, 2013 (subject to extension) in the public market upon the expiration of lock-up agreements entered into in connection with our IPO;

•	7,336,426 shares will be eligible for sale in the public market upon the expiration of lock-up agreements entered into in connection with this offering; and

•

13,234,924 shares subject to transfer restrictions under our insider trading policy will be eligible for sale in the public market on the second trading day following our earnings release for the quarter ended January 31, 2013, including shares held by our affiliates, assuming the shares are held by persons subject to our insider trading policy, such as directors, officers, or employees (assuming that the lock-up agreements in connection with our IPO and this offering have expired); if prior to January 15, 2013, the holder of any such shares ceases to be employed by us, such holder’s shares will become eligible for sale upon the expiration of the relevant lock-up agreement.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 684,023 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144 but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Lock-Up Agreements

In connection with our IPO, we, the selling stockholders, all of our directors and officers, and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to our IPO agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending January 15, 2013:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in the section entitled “Underwriters.”

In addition, in connection with this offering, all of the selling stockholders have agreed to extend the restricted period for an additional period ending 135 days after the date of this prospectus, subject to extension, as described in further detail in the section entitled “Underwriters.” After this offering, certain persons who have entered into lock-up agreements may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these plans are not permitted until the expiration of the lock-up agreements relating to this offering.

Registration Rights

Following the completion of this offering, the holders of an aggregate of 39,139,706 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements on Form S-8

We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our stock option plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	a partnership or entity classified as a partnership for U.S. federal income tax purposes;

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock and do not intend to do so in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the U.S.) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussion below regarding legislation related to foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% (such rate scheduled to increase to 31% for payments made after December 31, 2012) unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund, or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Relating to Foreign Accounts

Legislation enacted in 2010 generally will impose a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds of a disposition of, our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity (or certifying that it does not have any

“substantial U.S. owners”). The legislation applies to payments made after December 31, 2012. Under certain transition rules, the obligation to withhold would apply to dividends paid on our common stock after December 31, 2013, and to the gross proceeds from the sale or other disposition of our common stock after December 31, 2014. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman, Sachs & Co., and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	1,680,000
Goldman, Sachs & Co.	1,440,000
Citigroup Global Markets Inc.	624,000
Credit Suisse Securities (USA) LLC	480,000
Barclays Capital Inc.	336,000
UBS Securities LLC	144,000
Raymond James & Associates, Inc.	96,000

Total	4,800,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.512 a share under the public offering price. After the initial offering of the shares of common stock, the offering price, and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Tenaya Capital V LP and Tenaya Capital V-P LP have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 720,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 720,000 shares of our common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$63.00	$302,400,000	$347,760,000
Underwriting discounts and commissions paid by the selling stockholders	$2.52	$12,096,000	$13,910,400
Proceeds, before expenses, to selling stockholders	$60.48	$290,304,000	$333,849,600

The estimated offering expenses payable by us are approximately $1,400,000 million, which includes legal, accounting and printing costs, and various other fees associated with the registration and listing of our common stock. The underwriters have agreed to reimburse us for certain of these expenses.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed on the New York Stock Exchange under the symbol “PANW.”

In connection with our IPO, we, the selling stockholders, all of our directors and officers, and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to the pricing of the IPO have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending January 15, 2013 (the “IPO restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we or such other person will not, during the IPO restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters in the IPO;

•

the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding as of July 19, 2012 of which the underwriters have been advised in writing;

•

transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after completion of our IPO; provided that no filing under Section 16 of the Exchange Act is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (i) to an immediate family member of a security holder or to a trust formed for the benefit of such an immediate family member, (ii) by bona fide gift, will or intestacy, (iii) if the security holder is a corporation, partnership, limited liability company or other business entity (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate of such security holder or (B) as part of a distribution to an equity holder of such stockholder or (iv) if the security holder is a trust, to a trustor or beneficiary of the trust, provided that in each case, the transferee, donee or distributee signs and delivers a lock-up agreement prior to or upon such transfer and no filing under Section 16 of the Exchange Act is required or voluntarily made during the IPO restricted period;

•

the receipt by a security holder of common stock upon the vesting of restricted stock awards or the exercise of options or warrants, provided that any securities received upon such vesting or exercise will also be subject to these restrictions and no filing under Section 16 of the Exchange Act is required or voluntarily made in connection with such vesting or exercise;

•

the disposition of shares of common stock by a security holder to us solely in connection with the payment of taxes due with respect to the vesting of restricted stock awards, provided that no filing under Section 16 of the Exchange Act is required or voluntarily made in connection with such disposition;

•

the transfer of shares of common stock by a security holder pursuant to option agreements relating to the early exercise of unvested options under which we have the right to repurchase such shares and only to the extent that we elect to exercise such right;

•

the establishment by a security holder of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the IPO restricted period;

•	the conversion of outstanding preferred stock into shares of common stock by a security holder, provided that such shares of common stock remain subject to these restrictions;

•

if the a security holder is an individual, the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, provided that the security holder uses its reasonable best efforts to cause the transferee to sign and deliver a lock-up agreement prior to such transfer;

•

the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by a security holder pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of us, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, such securities will continue to be subject to these restrictions;

•

the grant of options to purchase or the issuance of shares of common stock by us to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date of the underwriting agreement and described herein or pursuant to an employee stock purchase plan described herein;

•

the filing by us of a registration statement with the Securities and Exchange Commission on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan in effect on July 19, 2012 and described herein; or

•

the sale or issuance of or entry into an agreement to sell or issue shares of common stock or securities convertible into or exercisable for common stock in connection with any mergers, acquisition of securities, businesses, property or other assets, joint ventures, strategic alliances, equipment leasing arrangements or debt financing, in an aggregate number of shares of common stock or securities convertible into or exercisable for common stock (on an as-converted or as-exercised basis, as the case may be) not to exceed 10% of the total number of shares of our common stock issued and outstanding immediately following the completion of the IPO, provided that each recipient of shares of common stock or securities convertible into or exercisable for common stock pursuant to this exception shall be subject to the lock-up restrictions described above.

The IPO restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the IPO restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•

prior to the expiration of the IPO restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the IPO restricted period or provide notification to Morgan Stanley & Co. LLC and Goldman, Sachs & Co. of any earnings release or material news or material event that may give rise to an extension of the initial IPO restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

For the purposes of this offering, Morgan Stanley & Co. LLC and Goldman, Sachs & Co. intend to waive, solely with respect to the shares being sold in this offering, the restrictions under these lock-up agreements applicable to us and the selling stockholders.

In connection with this offering, we and the selling stockholders have agreed to extend the IPO restricted period for an additional period ending 135 days after the date of this prospectus (the “secondary restricted period”). The secondary restricted period described in the preceding sentence will be extended if:

•	during the last 17 days of the secondary restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the secondary restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the secondary restricted period,

in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. However, no such extension of the restrictions described above shall apply from and after such date, if any, as the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4) (and any successor rule thereto), or has otherwise, subject to the reasonable satisfaction of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition against any broker, dealer or member of a national securities association publishing or distributing any research report with respect to the securities of an “emerging growth company” (as defined in the JOBS Act) prior to and after the expiration of any agreement between the broker, dealer or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date of the securities of the emerging growth company.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC and Goldman, Sachs & Co. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

All of the underwriters in this offering were underwriters in our IPO.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares, and debentures of that corporation, or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Palo Alto Networks, Inc. at July 31, 2011 and 2012, and for each of the three years in the period ended July 31, 2012, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, are required to file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.paloaltonetworks.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

PALO ALTO NETWORKS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Palo Alto Networks, Inc.

We have audited the accompanying consolidated balance sheets of Palo Alto Networks, Inc. as of July 31, 2011 and 2012, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended July 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Palo Alto Networks, Inc. at July 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California

October 4, 2012

PALO ALTO NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	July 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$40,517	$322,642
Accounts receivable, net of allowance for doubtful accounts of $6 and $164 at July 31, 2011 and 2012, respectively	29,677	45,642
Prepaid expenses and other current assets	6,646	13,373

Total current assets	76,840	381,657

Property and equipment, net	12,666	20,979
Other assets	1,666	5,168

Total assets	$91,172	$407,804

Liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$5,435	$9,214
Accrued liabilities	6,957	15,189
Accrued compensation	9,456	11,307
Deferred revenue	45,253	86,296

Total current liabilities	67,101	122,006
Deferred revenue—non-current	22,002	49,512
Preferred stock warrant liability	2,068	—
Other long-term liabilities	6,964	7,215
Commitments and contingencies (Note 4)
Redeemable convertible preferred stock, $0.0001 par value; 41,722 shares authorized and 41,084 shares issued and outstanding with liquidation preference of $64,760 at July 31, 2011; no shares authorized, issued, and outstanding at July 31, 2012	64,491	—
Stockholders’ equity (deficit):
Preferred stock; $0.0001 par value; no shares authorized, issued, and outstanding at July 31, 2011; 100,000 shares authorized, none issued and outstanding at July 31, 2012	—	—
Common stock, $0.0001 par value; 75,000 shares authorized, 19,751 issued and outstanding at July 31, 2011; 1,000,000 shares authorized, 67,852 shares issued and outstanding at July 31, 2012	2	7
Additional paid-in capital	9,309	309,092
Accumulated deficit	(80,765)	(80,028)

Total stockholders’ equity (deficit)	(71,454)	229,071

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$91,172	$407,804

See notes to consolidated financial statements.

PALO ALTO NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended July 31,
	2010	2011	2012
Revenue:
Product	$36,789	$84,800	$174,462
Services	11,993	33,797	80,676

Total revenue	48,782	118,597	255,138
Cost of revenue:
Product	10,822	21,766	44,615
Services	4,812	10,507	25,938

Total cost of revenue	15,634	32,273	70,553

Total gross profit	33,148	86,324	184,585

Operating expenses:
Research and development	12,788	21,366	38,570
Sales and marketing	29,726	62,254	115,917
General and administrative	11,291	13,108	26,207

Total operating expenses	53,805	96,728	180,694

Operating income (loss)	(20,657)	(10,404)	3,891

Interest income	4	3	18
Other expense, net	(424)	(1,651)	(1,110)

Income (loss) before income taxes	(21,077)	(12,052)	2,799
Provision for income taxes	56	476	2,062

Net income (loss)	$(21,133)	$(12,528)	$737

Net income (loss) attributable to common stockholders, basic and diluted	$(21,133)	$(12,528)	$—

Net income (loss) per share attributable to common stockholders, basic and diluted	$(1.78)	$(0.88)	$0.00

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders, basic and diluted	11,901	14,201	19,569

See notes to consolidated financial statements.

PALO ALTO NETWORKS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of July 31, 2009	41,084	$64,491	17,142	$2	$1,198	$(47,104)	$(45,904)
Net loss and comprehensive loss	—	—	—	—	—	(21,133)	(21,133)
Stock option exercises, net of unvested portion	—	—	2,684	—	513	—	513
Proceeds from issuance of restricted stock to non-employees	—	—	10	—	7	—	7
Share-based compensation	—	—	—	—	869	—	869
Repurchase of unvested restricted common stock from terminated employees	—	—	(46)	—	—	—	—

Balance as of July 31, 2010	41,084	64,491	19,790	2	2,587	(68,237)	(65,648)
Net loss and comprehensive loss	—	—	—	—	—	(12,528)	(12,528)
Stock option exercises, net of unvested portion	—	—	951	—	1,094	—	1,094
Share-based compensation	—	—	—	—	4,733	—	4,733
Repurchase of unvested restricted common stock from terminated employees	—	—	(990)	—	—	—	—
Proceeds from settlement of note receivable	—	—	—	—	895	—	895

Balance as of July 31, 2011	41,084	64,491	19,751	2	9,309	(80,765)	(71,454)
Net income and comprehensive income	—	—	—	—	—	737	737
Conversion of redeemable convertible preferred stock into common stock upon initial public offering	(41,305)	(67,517)	41,305	4	67,513	—	67,517
Issuance of common stock from initial public offering, net of offering costs	—	—	5,617	1	215,374	—	215,375
Stock option exercises, net of unvested portion and excess tax benefit	—	—	1,044	—	2,422	—	2,422
Share-based compensation for equity based awards	—	—	—	—	13,837	—	13,837
Repurchase of unvested restricted common stock from terminated employees	—	—	(57)	—	—	—	—
Issuance of restricted common stock to employees	—	—	192	—	—	—	—
Proceeds from settlement of note receivable	—	—	—	—	637	—	637
Exercise of preferred stock warrants	221	3,026	—	—	—	—	—

Balance as of July 31, 2012	—	$—	67,852	$7	$309,092	$(80,028)	$229,071

See notes to consolidated financial statements.

PALO ALTO NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended July 31,
	2010	2011	2012
Cash flows from operating activities
Net income (loss)	$(21,133)	$(12,528)	$737
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,123	2,189	6,134
Share-based compensation for equity based awards	869	4,733	13,837
Change in fair value of preferred stock warrants	423	1,577	958
Excess tax benefit from share-based compensation	—	—	(215)
Changes in operating assets and liabilities:
Accounts receivable, net	(10,712)	(15,436)	(15,965)
Prepaid expenses and other assets	(1,163)	(5,114)	(11,063)
Accounts payable	894	2,734	3,779
Accrued and other liabilities	8,488	6,340	9,912
Deferred revenue	18,528	43,134	68,553
Reimbursement of cost of leasehold improvements	—	4,473	701

Net cash provided by (used in) operating activities	(2,683)	32,102	77,368

Cash flows from investing activities
Purchase of property, equipment, and other assets	(1,685)	(13,000)	(14,565)

Net cash used in investing activities	(1,685)	(13,000)	(14,565)

Cash flows from financing activities
Proceeds from initial public offering, net of offering costs	—	—	215,375
Excess tax benefit from share-based compensation	—	—	215
Changes in restricted cash	—	—	1,221
Proceeds from exercise of stock options	1,854	1,775	1,956
Proceeds from issuance of stock to non-employees	7	—	—
Proceeds from settlement of notes receivable	—	895	637
Repurchase of restricted common stock from terminated employees	(24)	(90)	(82)

Net cash provided by financing activities	1,837	2,580	219,322
Net increase (decrease) in cash and cash equivalents	(2,531)	21,682	282,125
Cash and cash equivalents—beginning of period	21,366	18,835	40,517

Cash and cash equivalents—end of period	$18,835	$40,517	$322,642

Supplemental disclosures of cash flow information
Cash paid for income taxes	$9	$32	$1,355

Cash paid for interest	$1	$25	$23

Non-cash investing and financing activities
Conversion of preferred stock into common stock	$—	$—	$67,517

Change in liability for early exercise of stock options, net of vested portion	$1,317	$591	$333

Issuance of preferred stock upon exercise of warrant	$—	$—	$3,026

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Palo Alto Networks, Inc., located in Santa Clara, California, was incorporated in March 2005 under the laws of the State of Delaware and commenced operations in April 2005. We offer a next-generation network security platform that allows enterprises, service providers, and government entities to secure their networks and safely enable the increasingly complex and rapidly growing number of applications running on their networks. The core of our platform is our Next-Generation Firewall that delivers application, user, and content visibility and control integrated within the firewall through our proprietary operating system, hardware, and software architecture. We primarily sell our products and services to end-customers through distributors, resellers, and strategic partners, and infrequently directly to end-customers (collectively partners), who are supported by our sales and marketing organization, in the Americas, in Europe, the Middle East, and Africa (EMEA), and in Asia Pacific and Japan (APAC).

Initial Public Offering

In July 2012, we completed our initial public offering whereby 6,200,000 shares of common stock were sold to the public at a price of $42.00 per share. We sold 4,687,000 common shares and selling stockholders sold 1,513,000 common shares. In connection with the exercise of the underwriters’ over-allotment option, 930,000 additional shares of common stock were sold to the public at the initial offering price of $42.00 per share. We received aggregate proceeds of $219,400,000 from the initial public offering and the underwriters’ over-allotment option, net of underwriters’ discounts and commissions, but before deducting paid and unpaid offering expenses of approximately $4,000,000. As of July 31, 2012 unpaid offering expenses have been accrued against the proceeds and are presented as a reduction of proceeds from our initial public offering, net of offering costs in the consolidated financial statements. Upon the closing of the initial public offering, all shares of our outstanding redeemable convertible preferred stock automatically converted into 41,305,000 shares of common stock.

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries (collectively, the “Company,” “we,” “us,” or “our”). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the best estimate of selling price for our products and services, share-based compensation, future taxable income, contract manufacturer liabilities, litigation and settlement costs and other loss contingencies, and warranty liabilities. We base our estimates on historical experience and also on assumptions that we believe are reasonable. Actual results could differ from those estimates.

Concentrations

Financial instruments that subject us to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. We maintain a substantial portion of our cash and cash equivalents in money market funds invested in U.S. Treasury related obligations. Management believes that the financial institutions that hold our investments are financially sound and, accordingly, are subject to minimal credit risk. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Our accounts receivables are primarily derived from our partners representing various geographical locations. We perform ongoing credit evaluations of our partners and generally do not require collateral on accounts receivable. We maintain an allowance for doubtful accounts for estimated potential credit losses. As of July 31, 2012, two partners represented 38% and 12% of our gross accounts receivable. For fiscal 2012, three partners represented 22%, 21%, and 13% of our total revenue. We rely on an independent contract manufacturer to assemble all of our products and sole suppliers for a certain number of our components.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). We have no components of other comprehensive income or loss, and accordingly, net income (loss) equals comprehensive income (loss) for all periods presented.

Foreign Currency Translation/Transactions

The functional currency of our foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies have been re-measured into U.S. dollars using the exchange rates in effect at the balance sheet dates. Foreign currency denominated revenue and expenses have been re-measured using the average exchange rates in effect during each period. Foreign currency re-measurement gains and losses and foreign currency transaction gains and losses are not significant to the financial statements.

Cash and Cash Equivalents

We consider all highly liquid investments held at financial institutions, such as commercial paper, money market funds, and other money market securities with original maturities of three months or less at date of purchase to be cash equivalents.

Fair Value of Financial Instruments

We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which to transact and the market-based risk. We apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, due to their short-term nature.

Effective February 1, 2012, we adopted ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations, or cash flows.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. The allowance for doubtful accounts is based on our assessment of the collectability of accounts. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, each partner’s expected ability to pay, and the collection history with each partner, when applicable, to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. As of July 31, 2011 and 2012, the allowance for doubtful accounts activity was not significant.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally one to seven years. Demonstration units are transferred from inventory at cost and are amortized over 18 months from the date of transfer. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the improvements or the remaining lease term.

Impairment of Long-Lived Assets

We evaluate events and changes in circumstances that could indicate carrying amounts of long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether or not the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of an asset, we record an impairment charge for the amount by which the carrying amount of the assets exceeds the fair value of the asset. Through July 31, 2012, we have not written down any of our long-lived assets as a result of impairment.

Warranties

We generally provide a one-year warranty on hardware and a three-month warranty on software. We accrue for potential warranty claims as a component of cost of product revenues based on historical experience and other data. Accrued warranty is recorded in accrued liabilities on the consolidated balance sheets and is reviewed periodically for adequacy. To date, we have not accrued any significant costs associated with our warranty.

Contract Manufacturer Liabilities

We outsource most of our manufacturing, repair, and supply chain management operations to our independent contract manufacturer and payments to it are a significant portion of our product cost of revenues. Although we could be contractually obligated to purchase manufactured products, we generally do not own the manufactured products. Product title transfers from our independent contract manufacturer to us and immediately to our partner upon shipment. Our independent contract manufacturer assembles our products using design specifications, quality assurance programs, and standards that we establish and it procures components and assembles our products based on our demand forecasts. These forecasts represent our estimates of future demand for our products based upon historical trends and analysis from our sales and product management functions as adjusted for overall market conditions. If the actual component usage and product demand are significantly lower than forecast, we accrue for costs for contractual manufacturing commitments in excess of our forecasted demand including costs for excess components or for carrying costs incurred by our contract manufacturer. To date, we have not accrued any significant costs associated with this exposure.

Revenue Recognition

We generate revenue from the sales of hardware and software products, subscriptions, support and maintenance, and other services primarily through a direct sales force and indirect relationships with our partners.

Revenue is recognized when all of the following criteria are met:

•	Persuasive Evidence of an Arrangement Exists. We rely upon non-cancelable sales agreements and purchase orders to determine the existence of an arrangement.

•	Delivery has Occurred. We use shipping documents or transmissions of service contract registration codes to verify delivery.

•	The Fee is Fixed or Determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction.

•	Collectability is Reasonably Assured. We assess collectability based on credit analysis and payment history.

We recognize product revenue at the time of shipment provided that all other revenue recognition criteria have been met. At the time of shipment, product revenue generally meets the criteria for fixed or determinable fees as our partners receive an order from an end-customer prior to placing an order with us. In addition, payment from our partners is not contingent on the partner’s success in sales to end-customers. Our partners generally do not stock appliances and only have limited stock rotation rights and no price protection rights. When necessary, we make certain estimates and maintain allowances for sales returns, stock rotation, and other programs based on our historical experience. To date, these estimates have not been significant. We recognize services revenue from subscriptions and support and maintenance ratably over the contractual service period, which is typically one year, with some up to three years. Other services revenue is recognized as the services are rendered and has not been significant to date.

Most of our arrangements, other than renewals of subscriptions and support and maintenance, are multiple-element arrangements with a combination of hardware, software, subscriptions, support and maintenance, and other services. Products and services generally qualify as separate units of accounting. Our hardware deliverables typically include proprietary operating system software, which together deliver the essential functionality of our products. For multiple-element arrangements, we allocate revenue to each unit of accounting based on an estimated selling price at the arrangement inception. The estimated selling price for each element is based upon the following hierarchy: vendor-specific objective evidence (VSOE) of selling price, if available, third-party evidence (TPE) of selling price, if VSOE of selling price is not available, or best estimate of selling price (BESP), if neither VSOE of selling price nor TPE of selling price are available. The total arrangement consideration is allocated to each separate unit of accounting using the relative estimated selling prices of each unit based on the aforementioned selling price hierarchy. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions.

To determine the estimated selling price in multiple-element arrangements, we establish VSOE of selling price using the prices charged for a deliverable when sold separately and, for subscriptions and support and maintenance, based on the renewal rates and discounts offered to partners. If VSOE of selling price cannot be established for a deliverable, we establish TPE of selling price by evaluating similar and interchangeable competitor products or services in standalone arrangements with similarly situated partners. However, as our products contain a significant element of proprietary technology and offer substantially different features and functionality from our competitors, we are unable to obtain comparable pricing of our competitors’ products with similar functionality on a standalone basis. Therefore, we have not been able to obtain reliable evidence of TPE of selling price. If neither VSOE nor TPE of selling price can be established for a deliverable, we establish BESP primarily based on historical transaction pricing. Historical transactions are segregated based on our pricing model and our go-to-market strategy, which include factors such as type of sales channel (reseller, distributor, or end-customer), the geographies in which our products and services were sold (domestic or international), offering type (products or services), and whether or not the opportunity was identified by our sales force or by our partners. In analyzing historical transaction pricing we evaluate whether a majority of the prices charged for a product, as represented by a percentage of list price, fall within a reasonable range. To further support the best estimate of selling price as determined by the historical transaction pricing or when such information is unavailable, such as when there are limited sales of a new product, we consider the same factors we have established through our pricing model and go-to-market strategy. The determination of BESP is made through consultation with and approval by our management.

In multiple element arrangements where software deliverables are included, revenue is allocated to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned estimated selling price hierarchy. The arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable using the residual method when the VSOE of fair value of the undelivered items exists. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. In determining VSOE of fair value, we evaluate whether a substantial majority of the historical prices charged for a product or service sold on a standalone basis, as represented by a percentage of list price, fall within a reasonably narrow range. If VSOE of fair value of one or more undelivered items does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of: (i) delivery of those elements or (ii) when fair value can be established unless support and maintenance is the only undelivered element, in which case, the entire arrangement fee is recognized ratably over the contractual service period.

We account for multiple agreements with a single partner as one arrangement if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single arrangement.

Revenues are reported net of sales taxes. Shipping charges billed to partners are included in revenues and related costs are included in cost of revenue. Sales commissions and other incremental costs to acquire contracts are also expensed as incurred. After receipt of a partner order, any amounts billed in excess of revenue recognized are recorded as deferred revenue.

Advertising Costs

Advertising costs, which are expensed and included in sales and marketing expense when incurred, were $366,000, $757,000, and $1,604,000 during the years ended July 31, 2010, 2011, and 2012, respectively.

Software Development Costs

Internally developed software includes enterprise-level business software that we are customizing to meet our specific operational needs. We capitalized a total of nil and $3,226,000 during the years ended July 31, 2011 and 2012, respectively. These capitalized costs consisted of the external direct costs and the internal payroll and payroll related costs that are related to the implementation of our enterprise resource planning software system. Upon being placed in service, these costs will be depreciated over an estimated useful life of up to five years. To date we have not recorded any costs related to the amortization of internally developed software.

The costs to develop software that is marketed externally have not been capitalized as we believe our current software development process is essentially completed concurrent with the establishment of technological feasibility. As such, all related software development costs are expensed as incurred and included in research and development expense on the consolidated statements of operations.

Share-Based Compensation

Compensation expense related to share-based transactions, including employee and non-employee director awards, is measured and recognized in the financial statements based on fair value on the grant date. The fair value of option awards and purchases under the 2012 Employee Stock Purchase Plan (2012 ESPP) is estimated using the Black-Scholes option-pricing model. This model requires the input of the fair value of our common stock and that at the date of grant we determine the expected term of the award, the expected volatility of the price of our common stock, risk-free interest rates, and expected dividend yield of our common stock. The share-based compensation expense, net of forfeitures, is recognized using a straight-line basis over the requisite service periods of the awards. We estimate a forfeiture rate to calculate the share-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual historical forfeitures. Prior to our initial public offering in July 2012, we made assumptions regarding the fair value of our common stock.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We apply the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax liability as the largest amount that is more likely than not to be realized upon ultimate settlement.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-05, Presentation of Comprehensive Income. The standard requires entities to have more detailed reporting of comprehensive income. The guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2011. We will prospectively adopt this standard on August 1, 2012. We believe that adoption of this guidance will not have a material impact on our consolidated financial position, results of operations, or cash flows.

2. Fair Value Measurements

We categorize assets and liabilities recorded at fair value on our consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

•	Level 3—Inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

The following table presents the fair value of our financial assets and liabilities using the above input categories (in thousands):

	July 31, 2011		July 31, 2012
Description	Level 1	Level 3	Level 1	Level 3
Money market funds	$14,023	$—	$250,005	$—
Preferred stock warrant liability	—	2,068	—	—

The following table presents the fair value activity for preferred stock warrant liability (in thousands):

Level 3
Balance at July 31, 2010	$491
Change in fair value of preferred stock warrant liability	1,577
Realized losses (gains)	—

Balance at July 31, 2011	2,068

Change in fair value of preferred stock warrant liability	958
Realized losses (gains)	—
Settlements, net	(3,026)

Balance at July 31, 2012	$—

3. Other Financial Information

Property and equipment, net consisted of the following (in thousands):

	July 31,
	2011	2012
Computers, equipment, and software	$4,149	$12,016
Leasehold improvements	7,324	8,913
Demonstration units	4,605	8,440
Furniture and fixtures	1,518	2,436

Total property and equipment	17,596	31,805
Less: accumulated depreciation and amortization	(4,930)	(10,826)

Total property and equipment, net	$12,666	$20,979

Depreciation and amortization expense related to property and equipment during the years ended July 31, 2010, 2011, and 2012 was $1,111,000, $2,167,000, and $6,057,000, respectively.

Accrued liabilities consisted of the following (in thousands):

	July 31,
	2011	2012
Accrued expenses payable	$4,039	$11,497
Other liabilities	2,918	3,692

Total accrued liabilities	$6,957	$15,189

Other long-term liabilities consisted of the following (in thousands):

	July 31,
	2011	2012
Deferred rent	$4,792	$5,774
Other long-term liabilities	2,172	1,441

Total other long-term liabilities	$6,964	$7,215

4. Commitments and Contingencies

Leases

We lease our facilities under various non-cancelable operating leases, which expire through the year ending July 31, 2018.

In October 2010, we entered into a seven-year lease agreement for corporate office space in Santa Clara, California. This lease allows for two separate five-year options to extend the lease term. This lease also has an allowance for tenant improvements and a one year rent holiday. Beginning in year two of the lease, the payments will be approximately $1,504,000 a year. For the year ended July 31, 2011, we received reimbursement for the cost of leasehold improvements totaling $4,472,000. In determining rent expense, we included the allowance for tenant improvements, which are treated as an adjustment to deferred rent when received and will be recognized as a reduction of rent expense over the lease term, and the one year rent holiday in our calculations.

Rent expense was $805,000, $1,393,000, and $2,258,000 for the years ended July 31, 2010, 2011, and 2012, respectively. Rent expense is recognized using the straight-line method over the term of the lease.

The aggregate future non-cancelable minimum rental payments on our operating leases, as of July 31, 2012, are as follows (in thousands):

Years ending July 31:
2013	$2,707
2014	2,840
2015	2,455
2016	2,415
2017 and thereafter	3,822

Total	$14,239

Contract Manufacturer Commitments

Our independent contract manufacturer procures components and assembles our products based on our forecasts. These forecasts are based on estimates of future demand for our products, which are in turn based on historical trends and an analysis from our sales and product marketing organizations, adjusted for overall market conditions. In order to reduce manufacturing lead times and plan for adequate supply, we may issue forecasts and orders for components and products that are non-cancelable. As of July 31, 2012, we had $23,099,000 of open orders.

Litigation

We accrue for contingencies when we believe that a loss is probable and that we can reasonably estimate the amount of any such loss. We have made an assessment of the probability of incurring any such losses and whether or not those losses are estimable.

Beginning in January 2009, Fortinet, Inc. began filing a series of complaints against us in the U.S. District Court for the Northern District of California alleging, among other claims, patent infringement. In January 2011, we entered into a settlement agreement with Fortinet, Inc. to the mutual satisfaction of both parties. Under the terms of the settlement agreement, we agreed to pay Fortinet, Inc. $6,000,000 over a period of three years. We recorded the cost related to the settlement as of July 31, 2010. As of July 31, 2012, $1,500,000 remained payable under this settlement and is included in accrued and other long-term liabilities in our consolidated statement of financial position.

In December 2011, Juniper Networks, Inc. filed a complaint against us in the United States District Court for the District of Delaware alleging patent infringement. The complaint seeks preliminary and permanent injunctions against infringement, treble damages, and attorney’s fees. On February 9, 2012, we filed a response to the complaint, which denied all claims and asserted that the claimant’s patents were invalid. On February 28, 2012, Juniper filed a motion to strike our defense of invalidity based on the legal doctrine of “assignor estoppel.” On March 23, 2012, we filed a brief in opposition to that motion. Juniper filed a brief in response on April 2, 2012. On August 2, 2012, the District Court issued an order granting Juniper’s motion as to one of the patents in suit (the ’634 patent) but denying Juniper’s motion as to the five other patents in suit. On September 4, 2012, Juniper filed a motion to amend its complaint to allege that our appliances infringe two additional U.S. patents but also to withdraw its allegations as to a previously-asserted patent. This amended complaint was officially filed on September 25, 2012, pursuant to a stipulation between the parties. Juniper now alleges that our appliances infringe seven of its patents. On September 13, 2012, we filed with the U.S. Patent and Trademark Office requests for inter partes reexamination of five of the six patents asserted by Juniper in its original complaint. We did not file a request for reexamination on the withdrawn patent. A trial date has been scheduled for February 24, 2014, and we are vigorously defending ourselves from such claims. Given the early stage in the litigation, we are unable to estimate a possible loss or range of possible loss.

In addition to the above matter, we are subject to legal proceedings, claims, and litigation arising in the ordinary course of business, including intellectual property litigation. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue amounts, to the extent they can be reasonably estimated, that we believe are adequate to address any liabilities related to legal proceedings and other loss contingencies that we believe will result in a probable loss.

To the extent there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of such additional loss would be material, we will either disclose the estimated additional loss or state that such an estimate cannot be made. We do not currently believe that it is reasonably possible that additional losses in connection with litigation arising in the ordinary course of business would be material.

Indemnification

Under the indemnification provisions of our standard sales related contracts, we agree to defend our end-customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets, and to pay judgments entered on such claims. Our exposure under these indemnification provisions is generally limited to the total amount paid by our end-customer under the agreement. However, certain agreements include indemnification provisions that could potentially expose us to losses in excess of the amount received under the agreement. In addition, we indemnify our officers, directors, and certain key employees while they are serving in good faith in their company capacities. To date, there have been no claims under any indemnification provisions.

5. Redeemable Convertible Preferred Stock

Prior to our initial public offering on July 19, 2012, we had the following redeemable convertible preferred stock outstanding, all of which was converted to common stock in connection with our initial public offering (in thousands):

	July 31, 2011			July 19, 2012
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Series A Preferred	19,016	18,816	$9,408	19,016	19,013	$9,507
Series B Preferred	9,532	9,507	18,729	9,532	9,531	18,776
Series C Preferred	13,174	12,761	36,623	13,174	12,761	36,624

Total	41,722	41,084	$64,760	41,722	41,305	$64,907

Significant terms of Series A, B, and C redeemable convertible preferred stock were as follows:

Voting Rights

The holders were entitled to one vote for each share of common stock into which the share may be converted. The holders of the redeemable convertible preferred stock and common stock vote together and not as separate classes.

Dividends

The holders were entitled, when, as, and if declared by the board of directors, and prior and in preference to common stock, to non-cumulative dividends at a rate of 8% per annum of the respective original issue price for each series of redeemable convertible preferred stock. No dividends were ever declared related to any series of our redeemable convertible preferred stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, all assets available for distribution among the holders of preferred stock would have been distributed to them in the following order: each holder of shares of Series A through Series C were entitled to receive an amount equal to the original issue price (Series A $0.50 per share, Series B $1.97 per share, Series C $2.87 per share) plus all declared and unpaid dividends. Any remaining available funds would have been distributed to holders of common stock and preferred stock on a pro-rata basis up to three times the original issue price. If the available funds were insufficient to permit full payment of each Series’ original issue price, the available funds would have been allocated based on the number of shares of preferred stock outstanding on a pro-rata basis.

Conversion

Shares of preferred stock were convertible, at any time or from time to time, at the option of the holder, into shares of common stock at a conversion price determined under the guidelines detailed in the Certificate of Incorporation. Shares of preferred stock were automatically converted to common stock just prior to the closing of our initial public offering as the aggregate proceeds from the initial public offering exceeded $50 million. As of July 31, 2011, the conversion ratio for all series of preferred stock was one-to-one.

Redemption

The holders of preferred stock had no voluntary rights to redeem shares. A liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of our assets would have constituted a redemption event. Although the redeemable convertible preferred stock was not mandatorily redeemable or redeemable at any point during which the shares were outstanding, a liquidation or winding up of the Company would have constituted a redemption event outside our control. Therefore, all shares of redeemable convertible preferred stock were presented outside of permanent equity.

6. Stockholders’ Equity (Deficit)

In July 2012, in connection with our initial public offering, we issued 4,687,000 shares of our common stock at a price of $42.00 per share. In addition, as discussed above, all shares of outstanding redeemable convertible preferred stock were converted to a total of 41,305,000 shares of common stock upon our initial public offering.

At July 31, 2012, we reserved 25,796,000 shares of common stock for issuance under our equity award plans.

7. Equity Award Plans

2012 Equity Incentive Plan

Our 2012 Equity Incentive Plan (2012 Plan) was adopted by our board of directors and approved by the stockholders on June 5, 2012 and was effective one business day prior to the effectiveness of our registration statement for our initial public offering. The 2012 Plan replaced our 2005 Equity Incentive Plan (2005 Plan). Our 2012 Plan provides for the granting of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants.

Awards granted under our 2005 Plan vest over the periods determined by the board of directors, generally four years, and expire no more than ten years after the date of grant. In the case of an incentive stock option granted to an employee, who at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock, the exercise price shall be no less than 110% of the fair value per share on the date of grant, and expire five years from the date of grant, and for options granted to any other employee, the per share exercise price shall be no less than 100% of the fair value per share on the date of grant. In the case of a non-statutory stock option and options granted to consultants, the per share exercise price shall be no less than 100% of the fair value per share on the date of grant. Stock that is purchased prior to vesting is subject to our right of repurchase at any time following termination of the participant.

A total of 10,571,000 shares of our common stock are reserved for issuance pursuant to the 2012 Plan and includes shares that are (i) reserved but unissued under the 2005 Plan on the effective date of the 2012 Plan or (ii) returned to our 2005 Plan as a result of expiration or termination of options. On the first day of each fiscal year, starting with August 1, 2013, the number of shares in the reserve will increase by the lesser of (i) 8,000,000 shares, (ii) 4.5% of the outstanding shares of common stock on the last day of our immediately preceding fiscal year, or (iii) such other amount as determined by our board of directors.

2012 Employee Stock Purchase Plan

Our 2012 ESPP was adopted by our board of directors and approved by the stockholders on June 5, 2012 and was effective upon completion of our initial public offering.

The 2012 ESPP permits eligible employees to acquire shares of our common stock at 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Each offering period will be approximately six months starting on the first trading date on or after March 15 and September 15 of each year, except for the first offering period, which commenced on July 19, 2012 and will end on the first trading day on or after March 15, 2013. Participants may purchase shares of common stock through payroll deductions of up to 15% of their eligible compensation, subject to purchase limits of 625 shares during a six month period or $25,000 worth of stock for each calendar year.

A total of 1,000,000 shares of our common stock are available for sale under the 2012 ESPP. On the first day of each fiscal year, starting with August 1, 2013, the number of shares in the reserve will increase by the lesser of (i) 2,000,000 shares, (ii) 1% of the outstanding shares of our common stock on the first day of the fiscal year, or (iii) such other amount as determined by our board of directors.

2005 Plan

Our 2005 Plan was terminated upon the completion of our initial public offering. Awards that were outstanding upon termination remained outstanding pursuant to their original terms.

Share-Based Compensation

We record share-based compensation awards based on fair value as of the grant date. For option awards and ESPP purchases we use the Black-Scholes option-pricing model to determine fair value. We recognize such costs to compensation expense on a straight-line basis over the employee’s requisite service period. The assumptions for our option-pricing model are determined as follows:

Fair Value of Common Stock

Prior to our initial public offering, our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights and preferences of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions.

Risk-Free Interest Rate

We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.

Expected Term

The expected term represents the period that our share-based awards are expected to be outstanding. We determined the expected term assumption based on our historical exercise behavior combined with estimates of the post-vesting holding period.

Volatility

We determine the price volatility factor based on the historical volatilities of our peer group as we did not have a sufficient trading history for our common stock.

Dividend Yield

The expected dividend assumption is based on our current expectations about our anticipated dividend policy.

The following table summarizes the assumptions relating to our stock options as follows:

	Year Ended July 31,
	2010	2011	2012
Risk-free interest rate	2.0% – 3.0%	0.8% – 1.8%	0.7% – 1.1%
Expected term	6 years	4 years	4 – 6 years
Volatility	51% – 53%	49%	49% – 51%
Dividend yield	—%	—%	—%

A summary of the activity under our stock plans and changes during the reporting periods and a summary of information related to options exercisable, vested, and expected to vest are presented below (in thousands, except per share amounts):

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance—July 31, 2011	455	8,195	$2.48	8.6	$59,987
Additional shares authorized	17,295	—	—
Options granted	(7,826)	7,826	15.40
Restricted stock awards granted	(192)	—	—
Options forfeited	782	(782)	5.48
Repurchased	57	—	—
Options exercised	—	(1,014)	1.94

Balance—July 31, 2012	10,571	14,225	9.46	8.3	678,248

Options vested and expected to vest—July 31, 2012		13,356	$9.17	8.2	$640,687

Options exercisable—July 31, 2012		4,469	$2.87	6.6	$242,533

The weighted-average fair value of employee options granted for the years ended July 31, 2010, 2011, and 2012 was $0.86, $2.90, and $8.17, respectively. The intrinsic value of employee options exercised for the years ended July 31, 2010, 2011, and 2012 was $2,799,000, $3,854,000, and $20,334,000, respectively. The grant date fair value of employee options vested for the years ended July 31, 2010, 2011, and 2012 was $584,000, $1,777,000, and $6,960,000, respectively.

At July 31, 2012, total compensation cost related to unvested share-based awards granted to employees under our stock plans but not yet recognized was $62,493,000, net of estimated forfeitures. This cost is expected to be amortized on a straight-line basis over a weighted-average period of three years. Future grants will increase the amount of compensation expense to be recorded in these periods.

In January 2012, we granted 192,000 restricted stock awards that vest based on a service condition, which is four years, and a liquidity condition. A liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or six months following the completion of our initial public offering. The grant date fair value of the restricted stock awards was approximately $3,000,000 and is being recognized as share-based compensation expense over the service period using an accelerated attribution method.

During fiscal 2012, compensation expense recognized in connection with the 2012 ESPP was $172,000. The following table summarizes the assumptions related to the 2012 ESPP:

Year Ended July 31, 2012
Risk-free interest rate	0.14%
Expected term	< 1 year
Volatility	46%
Dividend yield	—%

Share-based compensation expense is included in costs and expenses as follows (in thousands):

	Year Ended July 31,
	2010	2011	2012
Cost of revenue	$55	$206	$774
Research and development	318	1,020	3,733
Sales and marketing	364	1,133	4,267
General and administrative	132	2,374	5,151

Total	$869	$4,733	$13,925

For fiscal 2011, we modified the terms of certain share-based awards for a former employee and as a result, we recorded $1,626,000 of compensation expense within general and administrative expense.

For fiscal 2012, we modified the terms of certain share-based awards for a former employee and as a result, we recorded $854,000 of compensation expense within research and development expense.

8. Income Taxes

Income (loss) before provision for income taxes consisted of the following (in thousands):

	Year Ended July 31,
	2010	2011	2012
United States	$(21,264)	$(12,654)	$1,646
Foreign	187	602	1,153

Total	$(21,077)	$(12,052)	$2,799

The provision for income taxes consisted of the following (in thousands):

	Year Ended July 31,
	2010	2011	2012
Federal:
Current	$—	$—	$525
Deferred	—	—	—
State:
Current	13	24	647
Deferred	—	—	—
Foreign:
Current	45	490	861
Deferred	(2)	(38)	29

Total	$56	$476	$2,062

The items accounting for the difference between income taxes computed at the federal statutory income tax rate and the provision for income taxes consisted of the following:

	Year Ended July 31,
	2010	2011	2012
Federal statutory rate	34.0%	34.0%	34.0%
Effect of:
State taxes, net of federal tax benefit	4.9	4.6	9.7
Change in valuation allowance	(40.1)	(26.9)	(85.4)
Foreign income at other than U.S. rates	0.1	(1.8)	17.2
Share-based compensation	(1.0)	(6.9)	66.6
Preferred stock warrant liability	(0.8)	(5.0)	12.3
Meals and entertainment	(0.4)	(1.5)	11.9
Other, net	3.0	(0.4)	7.4

Total	(0.3)%	(3.9)%	73.7%

The components of the deferred tax assets and liabilities are as follows (in thousands):

	July 31,
	2011	2012
Deferred tax assets:
Accruals and reserves	$7,752	$12,065
Net operating loss carryforwards	21,140	10,632
Research and development and foreign tax credits	3,025	3,911
Share-based compensation	247	2,956

Gross deferred tax assets	32,164	29,564
Valuation allowance	(32,126)	(29,555)

Total deferred tax assets	38	9
Deferred tax liabilities	—	—

Total	$38	$9

A valuation allowance is provided when it is more likely than not that the deferred tax asset will not be realized. Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be adjusted. As of July 31, 2012, we have provided a valuation allowance for our federal and state deferred tax assets that we believe are more likely than not unrealizable. The net valuation allowance decreased by approximately $2,571,000 during fiscal 2012. As of July 31, 2012, we had federal and state net operating loss carryforwards of approximately $23,920,000 and $43,574,000, respectively, available to reduce future taxable income, if any. If not utilized, the federal net operating loss carryforwards will expire from the years ending July 31, 2027 through 2032 while state net operating loss carryforwards will begin to expire from the years ending July 31, 2015 through 2032.

We also have federal and state research and development tax credit carryforwards of approximately $2,205,000 and $2,169,000, respectively. If not utilized, the federal credit carryforwards will expire in various amounts from the years ended July 31, 2027 through 2032. The state credit will carry forward indefinitely.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

As of July 31, 2012, the amount of excess tax benefits from stock options included in federal and state net operating losses is $33,000 and $416,000, respectively. The impact of this excess tax benefit is recognized as additional paid-in capital.

As of July 31, 2012, we had $2,630,000 of unrecognized tax benefits, all of which would affect income tax expense if recognized, before consideration of our valuation allowance. As of July 31, 2012, our federal, state, and foreign returns for the tax years 2007 through the current period are still open to examination. We do not expect the unrecognized tax benefits to change significantly over the next 12 months. We recognize both interest and penalties associated with uncertain tax positions as a component of income tax expense. As of July 31, 2011 and 2012, we have not accrued any penalties and the provision for interest was $21,000 and $72,000, respectively. The ultimate amount and timing of any future cash settlements cannot be predicted with reasonable certainty.

A reconciliation of the gross unrecognized tax benefit is as follows (in thousands):

	Year Ended July 31,
	2010	2011	2012
Unrecognized tax benefits at the beginning of the period	$759	$1,061	$1,972
Additions for tax positions taken in prior years	—	320	9
Reductions for tax positions taken in prior years	—	—	—
Additions for tax positions related to the current year	302	591	649
Settlements	—	—	—
Lapse of statute of limitations	—	—	—

Unrecognized tax benefits at the end of the period	$1,061	$1,972	$2,630

As of July 31, 2012, we have not made any tax provision for U.S. federal and state income taxes on approximately $1,479,000 of undistributed earnings in foreign subsidiaries, which we expect to reinvest outside of the U.S. indefinitely. If we were to repatriate these earnings to the U.S., we would be subject to U.S. income taxes, subject to an adjustment for foreign tax credits and foreign withholding taxes. The amount of unrecognized deferred tax liability was not significant.

9. Net Income (Loss) Per Share

We compute net income (loss) per share of common stock using the two-class method required for participating securities. Immediately prior to the completion of our initial public offering on July 19, 2012, all shares of outstanding redeemable convertible preferred stock were automatically converted to common stock. Prior to the conversion of redeemable convertible preferred stock, we considered all series of our redeemable convertible preferred stock to be participating securities as the holders were entitled to participate in common stock dividends with common stock on an as-converted basis. The holders of our redeemable convertible preferred stock were also entitled to non-cumulative dividends prior and in preference to common stock and did not have a contractual obligation to share in the losses of the Company. Additionally, we consider shares issued upon the early exercise of options subject to repurchase and unvested restricted shares to be participating securities because holders of such shares have non-forfeitable dividend rights in the event of our declaration of a dividend for common shares. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net income to determine net income (loss) attributable to common stockholders.

Basic net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by basic weighted-average shares outstanding during the period. All participating securities are excluded from basic weighted-average shares outstanding. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by diluted weighted-average shares outstanding, including potentially dilutive securities.

The following table presents the computation of basic and diluted net income (loss) per share of common stock (in thousands, except per share data):

	Year Ended July 31,
	2010	2011	2012
Net income (loss) used to compute net income (loss) per share:
Net income (loss)	$(21,133)	$(12,528)	$737
Less: undistributed earnings allocated to participating securities	—	—	(737)

Net income (loss) attributable to common stockholders, basic and diluted	$(21,133)	$(12,528)	$—

Weighted-average shares used to compute net income (loss) per share:
Weighted-average shares used to compute net income (loss) per share, basic and diluted	11,901	14,201	19,569

Net income (loss) per share attributable to common stockholders, basic and diluted	$(1.78)	$(0.88)	$0.00

The following outstanding options, warrants, and convertible preferred stock were excluded from the computation of diluted net income (loss) per common share applicable to common stockholders for the periods presented as their effect would have been antidilutive (in thousands):

	Year Ended July 31,
	2010	2011	2012
Options to purchase common stock	5,621	8,195	4,116
Redeemable convertible preferred stock	41,084	41,084	—
Warrants to purchase redeemable convertible preferred stock	225	225	—

10. Employee Benefit Plan

We have established a 401(k) tax-deferred savings plan (401(k) Plan) which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. We are responsible for administrative costs of the 401(k) Plan and have made no contributions to the 401(k) Plan since inception.

11. Related Party Transactions

Employee Notes Receivable

Certain senior management exercised stock options early or purchased restricted stock in exchange for promissory notes bearing annual interest of 2% to 5% payable to us. These notes were secured by the underlying shares purchased and we had the right to repurchase such unvested shares upon employee termination at the original issuance price. Because we only had recourse to the underlying shares, we deemed the exercise of the stock options or purchase of the restricted stock to be non-substantive. As such, the notes receivable are not reflected in these consolidated financial statements and the related stock transactions were recorded at the time the notes receivable were settled in cash.

Employee notes receivable as of July 31, 2011 and 2012 was $596,000 and nil, respectively.

12. Segment Information

We conduct business globally and are primarily managed on a geographic theater basis. Our chief operating decision maker reviews financial information presented on a consolidated basis accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. We have one business activity and there are no segment managers who are held accountable for operations, operating results, and plans for levels, components, or types of products or services below the consolidated unit level. Accordingly, we are considered to be in a single reportable segment and operating unit structure.

Revenue by geographic theater based on the billing address of the partner is as follows (in thousands):

	Year Ended July 31,
	2010	2011	2012
Revenue:
Americas
United States	$29,804	$69,696	$151,435
Other Americas	828	3,449	10,438

Total Americas	30,632	73,145	161,873
EMEA	11,805	32,504	61,994
APAC	6,345	12,948	31,271

Total revenue	$48,782	$118,597	$255,138

Substantially all of our assets were attributable to the Americas operations as of July 31, 2011 and 2012.

13. Subsequent Events

In September 2012, we entered into two lease agreements for space in Santa Clara, California. Both leases expire in July 2023 and allow for two separate five-year options to extend the lease term. Payments under these leases will be approximately $94,400,000 over the lease term.

In September 2012, we granted 121,120 restricted stock units to employees with a grant date fair value of approximately $8,500,000. These restricted stock units vest over a four year service period.